UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2017

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY BUSINESS REPORT

(From January 1, 2017 to March 31, 2017)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY,” “WE,” “US,” OR “OUR” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

COMPANY OVERVIEW

1.    Company Overview

The Company’s quarterly business report for the three months ended March 31, 2017 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2016 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	440,956	Material
SK M&Service Co., Ltd.	Feb. 10, 2000	Online information services	107,768	Material
SK Communications Co., Ltd.	Sept. 19, 1996	Internet portal and other Internet information services	128,233	Material
Stonebridge Cinema Fund	Sept. 30, 2005	Investment partnership	3,615
SK Broadband Co., Ltd.	Sept. 5, 1997	Fixed-line telecommunication services, multimedia and IPTV services	3,523,494	Material
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	13,514
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	546,803	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	67,735
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	59,004
Network O&S Co., Ltd.	Jul. 1, 2010	Network maintenance services	69,774
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	1,935,663	Material
NSOK Co., Ltd.	Jun. 12, 2008	Security system services	65,025
Iriver Ltd.	Jul. 12, 2000	Audio device manufacturing	54,063
Iriver Enterprise Ltd.	Jan. 14, 2014	Management of Chinese subsidiary	4,059
Iriver Inc.	Feb. 15, 2007	North America marketing and sales	2,722
Iriver China Co., Ltd.	Jun 24, 2004	Electronic device manufacturing	4,119
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	127
groovers Japan Co. Ltd.	Feb. 25, 2015	Contents and information distribution	1,466
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment (holding company)	39,289
SK Global Healthcare Business Group, Ltd.	Sept. 14, 2012	Investment (SPC)	44,755
SK Planet Japan, K.K.	Mar. 14, 2012	Digital contents sourcing services	4,026
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Telecommunication services	4,664
SK Planet Global PTE, LTD.	Aug. 4, 2012	Digital contents sourcing services	357
SKP Global Holdings PTE, LTD.	Aug. 10, 2012	Investment (holding company)	47,507
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	48,369
SK Planet America LLC	Jan. 27, 2012	Digital contents sourcing services	439,209	Material
YTK Investment Ltd.	Jul. 1, 2010	Investment	16,826
Atlas Investment	Jun. 24, 2011	Investment	79,477	Material
SK Telecom Innovation Fund, L.P.	Jan. 15, 2016	Investment	36,031
SK Telecom China Fund I L.P.	Sept. 14, 2011	Investment	22,182
Entrix Co., Ltd.	July 1, 2015	Telecommunication services	20,360
SK TechX Co., Ltd.	Mar. 1, 2016	Telecommunication services	212,819	Material
Onestore Co., Ltd.	Mar. 1, 2016	Contents distribution	134,207	Material
Shopkick Management Company, Inc.	Oct. 9, 2014	Investment	354,627	Material
Shopkick, Inc.	Jun. 1, 2009	Mileage based e-commerce application development	37,947
Planet 11 E-commerce Solutions India Pvt. Ltd.	Sept. 1, 2014	E-commerce management	1,604
11 street (Thailand) Co., Ltd.	Apr. 5, 2016	E-commerce	17,886
HelloNature Co., Ltd.	Jan. 5, 2012	B2C organic food e-commerce	548

ø	Material Subsidiary means a subsidiary with total assets of Won 75 billion or more as of the end of the latest fiscal year.
ø	On January 2, 2017, SK M&Service Co., Ltd. changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd.
ø	On April 6, 2017, NSOK Co., Ltd. changed its name to NSOK Co., Ltd. from Neosnetworks Co., Ltd.

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There were no changes in subsidiaries during the first quarter of 2017.

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. We continue to maintain our reputation as the unparalleled premium network operator in the 2G, 3G and LTE markets on the basis of our technological leadership and network management technology.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. and Service Top Co., Ltd, the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks, provides customers with quality network services and provides the Company with technological know-how in network operations.

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The Company plans to increase its profitability by strengthening its retention policy, which is the fundamental basis of competitiveness for telecommunication companies in this data-intensive era. The Company will lead the information and communication technology (“ICT”) trend by providing products through which customers can have a distinctive experience and by providing innovative services to transition to service-based competition.

In addition to the mobile network operator (“MNO”) business, the Company is building next-generation growth businesses in Internet of Things (“IoT”) solutions and artificial intelligence. In July 2016, the Company deployed the world’s first low-cost Low Power Wide Area Network designed to support IoT devices based on LoRa technology. In September 2016, the Company launched NUGU, the first intelligent virtual assistant service launched in Korea with Korean language capabilities based on advanced voice recognition technologies. The Company plans to further utilize its big data analysis capabilities to achieve growth in new business areas such as artificial intelligence.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008.

(3)	Other businesses

The Company is a leading player in the Korean e-commerce industry with 11th Street, an e-commerce platform service that connects various sellers and purchasers through its online and mobile platforms, “Shocking Deal,” a mobile commerce curation service and BENEPIA, a customized benefits and rewards service platform. In addition, the Company has rapidly grown into a top tier player in Turkey, Indonesia, Malaysia and Thailand after launching open market businesses in these countries by optimizing its businesses for the respective local markets and utilizing its expertise in the e-commerce platform business. In the online-to-offline (“O2O”) area, the Company is a leading player and continues to expand its market power with OK Cashbag, Korea’s largest loyalty mileage program, Syrup Wallet, which offers smart shopping services utilizing its network of business partners and information technology such as big data, and other Syrup-related services such as gifticon, Syrup Table and Syrup Pay. The Company focuses on the mobile platform to connect various on- and offline commerce service platforms that provide various benefits and information at the right place and the right time to give consumers a pleasant and convenient shopping experience and retailers an integrated marketing solution to reach their target audience. The Company intends to continue its efforts to secure the market leading position in these markets.

In the advertising business area, the Company is engaged in advertisement production, promotion services and research and consulting services. The Company offers differentiated services utilizing a combination of SK Planet’s big data, research-driven insight, sophisticated communication strategies, innovative and creative strategies, optimized media execution and powerful promotions. Surpassing the role of a conventional advertising agency, the Company helps businesses create new value.

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In the location-based services business area, the Company provides real time traffic information and various local information through its T-Map Navigation service. In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, Onestore. The Company provides integrated Internet portal services through NATE and instant messaging services through NATE-ON. In the mobile internet service business area, the Company provides portal-based services and Cymera, which is a camera application. In the portal service business area, key sources of revenue are display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and flash-based multimedia advertising carried on NATE and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers. Contents and other services are provided through content sales and service transactions.

See “II-1. Business Overview” for more information.

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E.	Credit Ratings

(1)	Corporate bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 11, 2013	Corporate bond	AAA	Korea Ratings	Current rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Regular rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Current rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
October 15, 2014	Corporate bond	AAA	Korea Ratings	Current rating
October 15, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 15, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
February 9, 2015	Corporate bond	AAA	Korea Ratings	Current rating
February 9, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 9, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
May 21, 2015	Corporate bond	AAA	Korea Ratings	Regular rating
May 27, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 10, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd	Regular rating
July 6, 2015	Corporate bond	AAA	Korea Ratings	Current rating
July 6, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
July 6, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
October 26, 2015	Corporate bond	AAA	Korea Ratings	Current rating
October 26, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 26, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
February 19, 2016	Corporate bond	AAA	Korea Ratings	Current rating
February 19, 2016	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 19, 2016	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
May 19, 2016	Corporate bond	AAA	Korea Ratings	Current rating
May 20, 2016	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
May 20, 2016	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

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(2)	Commercial paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 11, 2013	CP	A1	Korea Ratings	Current rating
April 11, 2013	CP	A1	Korea Investors Service, Inc.	Current rating
April 11, 2013	CP	A1	NICE Investors Service Co., Ltd.	Current rating
November 29, 2013	CP	A1	Korea Ratings	Regular rating
December 18, 2013	CP	A1	Korea Investors Service, Inc.	Regular rating
December 20, 2013	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	CP	A1	Korea Ratings	Current rating
April 22, 2014	CP	A1	Korea Investors Service, Inc.	Current rating
April 22, 2014	CP	A1	NICE Investors Service Co., Ltd.	Current rating
October 15, 2014	CP	A1	Korea Ratings	Regular rating
October 15, 2014	CP	A1	Korea Investors Service, Inc.	Regular rating
October 15, 2014	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
May 21, 2015	CP	A1	Korea Ratings	Current rating
May 27, 2015	CP	A1	Korea Investors Service, Inc.	Current rating
June 10, 2015	CP	A1	NICE Investors Service Co., Ltd.	Current rating
January 19, 2016	Short-term bond	A1	Korea Ratings	Current rating
January 19, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
January 19, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
April 27, 2016	CP	A1	Korea Ratings	Current rating
April 27, 2016	Short-term bond	A1	Korea Ratings	Current rating
May 11, 2016	CP	A1	Korea Investors Service, Inc.	Current rating
May 11, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
May 12, 2016	CP	A1	NICE Investors Service Co., Ltd.	Current rating
May 12, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
October 26, 2016	CP	A1	Korea Ratings	Regular rating
October 26, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
October 26, 2016	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 26, 2016	Short-term bond	A1	Korea Ratings	Regular rating
November 3, 2016	CP	A1	Korea Investors Service, Inc.	Regular rating
November 3, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company	Rating type
June 4, 2012	Bonds denominated in Swiss Franc	A3	Moody’s Investors Service	Current rating
June 6, 2012	Bonds denominated in Swiss Franc	A-	Fitch Inc.	Current rating
June 7, 2012	Bonds denominated in Swiss Franc	A-	Standard & Poor’s Rating Services	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Fitch Inc.	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A3	Moody’s Investors Service	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Standard & Poor’s Rating Services	Current rating

*	On August 9, 2013, Moody’s Investors Service raised the outlook on the Company’s rating from A3 (Negative) to A3 (Stable).
*	On November 4, 2015, S&P lowered the outlook on the Company’s rating from A- (Positive) to A- (Stable).

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2. Company History

February 2012: Purchased shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

June 2015: Consummation of the comprehensive share exchange transaction (the “Share Exchange”) through which the Company acquired all of the shares of SK Broadband that it did not otherwise own in exchange for its treasury shares such that SK Broadband became a wholly-owned subsidiary of the Company.

April 2016: The spin-off and merger of the location-based services business and the mobile phone verification services business of SK Planet Co., Ltd.

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an independent director and Jae Hyeon Ahn was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was elected as an inside director. At the 32nd General Meeting of Shareholders held on March 18, 2016, Dae Sik Cho was re-elected as an inside director and Dae Shick Oh was re-elected as an independent director and member of the audit committee of the Company’s board of directors. At the 33rd General Meeting of Shareholders held on March 24, 2017, Jung Ho Park was elected as an inside director and Dae Sik Cho was elected as a non-executive director. Jae Hoon Lee and Jae Hyeon Ahn were re-elected as independent directors and members of the audit committee and Jung Ho Ahn was elected as an independent director.

C.	Change in Company Name

On March 23, 2012, SK hynix Inc., which became a subsidiary in February 2012, changed its name to SK hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its annual general meeting of shareholders.

On January 2, 2017, SK M&Service Co., Ltd., one of the Company’s subsidiaries, changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd. in accordance with a resolution at its general meeting of shareholders on December 26, 2016.

D.	Mergers, Acquisitions and Restructuring

(1)    Merger of SK Planet and SK Marketing & Company Co., Ltd.

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company Co., Ltd. (“SK Marketing & Company”), a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013.

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(2)    Acquisition of shares of PS&Marketing

On February 20, 2014, the board of directors of the Company resolved to invest an additional Won 100 billion (20 million common shares) into PS&Marketing, an affiliated company, in order to increase its mid- to long-term competitiveness in distribution. The date of investment was April 2, 2014, and the cumulative investment amount totaled Won 330 billion.

(3)    Disposition of shares of iHQ Inc.

On March 10, 2014, the Company disposed of 3,790,000 shares (its 9.4% equity share) of iHQ Inc. to rebalance its investment portfolio.

(4)    Acquisition of shares of NSOK Co., Ltd. (“NSOK”) (formerly, Neosnetworks Co., Ltd.)

In order to acquire a new growth engine, the Company acquired a controlling stake in NSOK, a building security company, with the purchase of 31,310 shares (a 66.7% equity interest) of NSOK on April 2, 2014. The Company acquired an additional 50,377 shares in NSOK in April 2015 through a rights offering, resulting in an increase of its ownership to 83.9%.

(5)    Acquisition of shares of Iriver

On August 13, 2014, the Company purchased 10,241,722 shares (a 39.3% equity interest) of Iriver Ltd. (“Iriver”) from Vogo-Rio Investment Holdings Co., Ltd. and KGF-Rio Limited in order to foster application development and smartphone accessories as part of the Company’s growth engines. The Company holds a 48.9% equity interest of Iriver by acquiring additional shares in its rights offering. The Company does not hold a majority of the voting rights of Iriver but the Company has concluded that it has effective control, as it holds significantly more voting rights than any other shareholder or any organized group of shareholders.

(6)    Acquisition of shares of Shopkick, Inc. (“Shopkick”)

On October 10 2014, SK Planet America LLC, a subsidiary of the Company, acquired (through its 95.2%-owned subsidiary Shopkick Management Company, Inc.) a 100.0% ownership interest in Shopkick, a developer of a shopping app for mobile devices that provides benefits to customers for visiting stores, in order to penetrate the mobile commerce market in the United States. In the first half of 2016, SK Planet America LLC acquired all remaining shares of Shopkick Management Company, Inc.

(7)    Disposition of Shenzen E-Eye shares

In 2014, the Company entered into an agreement to dispose of its equity interest in Shenzen E-eye in order to focus its business portfolio on high-growth business areas in the Chinese ICT market. The sale was completed on March 23, 2015.

(8)    Disposition of a portion of KEB Hana Card shares

On April 3, 2015, the Company sold 27,725,264 shares (10.4% out of the 25.4% equity interest the Company held prior to the sale) of KEB Hana Card Co., Ltd. to Hana Financial Group in cash. With the proceeds of such sale (Won 180 billion), the Company acquired equity interests in Hana Financial Group on April 17, 2015 through participation in a rights offering by Hana Financial Group. The Company plans to maintain its strategic alliance and pursue opportunities to create synergies with, Hana Financial Group.

(9)    SK Broadband - Comprehensive Share Exchange

On March 20, 2015, the Company’s board of directors resolved to approve the Share Exchange.

•	Share Exchange ratio: Shareholders of one common share of SK Broadband were allotted 0.0168936 common shares of SK Telecom

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•	Shares exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of Share Exchange agreement: March 23, 2015

•	Record date: April 6, 2015

•	Announcement date for the proceeding of the Share Exchange as a small-scale share swap: April 6, 2015

•	Meeting of board of directors for approval of the Share Exchange: May 6, 2015

•	Date of the Share Exchange: June 9, 2015

(10)    Establishment of Entrix Co., Ltd.

In July 2015, SK Planet spun off its cloud streaming division and established Entrix Co., Ltd. The Company exchanged 1,300,000 shares of SK Planet for 1,300,000 shares of Entrix at the time of the spin-off and later acquired an additional 2,857,000 shares by participating in the recapitalization.

(11)    Additional capital raise by NanoEnTek Inc.

In 2015, the Company acquired 1,090,155 shares through the additional capital raise by NanoEnTek.

(12)    Reclassification of Packet One Networks’ accounts

In 2015, the Company reclassified its investments in Packet One from investments in associates and joint ventures to assets classified as held for sale as the Company no longer had significant control over Packet One. The difference between the book value and the fair value of Won 37.4 billion at the time of reclassification was recognized as impairment loss.

(13)    Acquisition of shares of SK Communications Co., Ltd. (“SK Communications”)

On October 1, 2015, the Company became the largest shareholder of SK Communications with a 64.54% equity interest through dividends in kind from SK Planet of 26,523,815 shares and the purchase of 1,506,130 shares over-the-counter.

(14)    Acquisition of shares of CJ HelloVision Co., Ltd. (“CJ HelloVision”)

On November 2, 2015, the Company’s board of directors resolved to approve the acquisition of CJ HelloVision’s shares from CJ O Shopping Co., Ltd. (“CJ O Shopping”) and on the same day, entered into a share purchase agreement with CJ O Shopping. In addition, on November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision and on the same day, entered into a merger agreement with CJ HelloVision and the closing of the merger was conditioned upon receipt of regulatory approval from relevant authorities. On July 25, 2016, the Company notified CJ O Shopping of the termination of the share purchase agreement and SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger.

(15)    Tender offer of shares of CJ HelloVision

From November 2, 2015 to November 23, 2015, the Company purchased 6,671,933 shares of CJ Hellovision in a tender offer for up to 10,000,000 shares, paying Won 12,000 per share. Through this tender offer, the Company acquired an 8.61% equity interest in CJ HelloVision.

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(16)    Establishment of SK TechX Co., Ltd. and Onestore

In March 2016, SK Planet spun off its platform business and T Store business and established SK TechX and Onestore. The Company exchanged 12,323,905 shares of SK Planet for 6,323,905 shares of SK TechX and 6,000,000 shares of Onestore at the time of the spin-off. The Company later acquired an additional 4,409,600 shares of Onestore at a purchase price of Won 22 billion by participating in the follow-on rights offering. The Company did not participate in the subsequent follow-on rights offering and as of March, 31, 2017, the Company has a 65.5% interest in Onestore.

(17)    Spin-off and merger of SK Planet’s location-based services business and mobile phone verification services business

Through the merger of SK Planet’s location-based services business and mobile phone verification services business into SK Telecom, the Company seeks to provide a solid base for continued growth, especially in the next generation platform business, and SK Planet plans to further concentrate its resources on its commerce business. The spin-off and merger was effective as of April 5, 2016 and was registered as of April 7, 2016. SK Planet is a wholly-owned subsidiary of the Company, and as the Company did not issue any new shares in connection with the merger, there was no change in the share ownership of the Company.

(18)    Establishment of Hana-SK Fintech Corporation

In order to provide an everyday finance platform, the Company entered into a joint venture agreement with Hana Financial Group, in accordance with the resolution of the Company’s board of directors on July 28, 2016. Combining the Company’s leading mobile technology and big data analysis capabilities with Hana Financial Group’s financial service, Hana-SK Fintech Corporation plans to provide innovative mobile financial services such as mobile asset management, easy payment and overseas wire transfer services. SK Telecom holds a 49% equity stake in the joint venture, and Hana Financial Group holds the remaining 51%. The services are scheduled to launch in the first half of 2017.

(19)    Capital contribution of shares of NSOK for new shares of SK Telink Co., Ltd. (“SK Telink”)

On October 25, 2016, the Company made a capital contribution of all shares of NSOK owned by the Company to SK Telink in exchange for 219,967 newly issued shares of SK Telink, which resulted in an increase of the Company’s equity interest in SK Telink to 85.86%.

(20)    Acquisition of shares of SM Mobile Communications

In October 2016, the Company transferred the media platform businesses Hotzil and 5Ducks to SM Mobile Communications in exchange for 1,200,000 shares of SM Mobile Communications. As a result, the Company owned a 46.2% equity interest in SM Mobile Communications as of March 31, 2017.

(21)    Exchange of shares of SK Communications

On November 24, 2016, the Company’s board of directors resolved to approve the payment of cash consideration in lieu of the issuance of shares of the Company in a comprehensive exchange of shares of SK Communications. The amount of cash consideration was based on a share exchange ratio of one common share of the Company to 0.0125970 common share of SK Communications. In February 2017, SK Communications became a wholly-owned subsidiary of the Company.

[SK Broadband]

(1)    Share Exchange

On March 20, 2015, the board of directors of SK Broadband resolved to approve the comprehensive exchange of shares of SK Broadband for shares of the Company. The share exchange was approved at the extraordinary meeting of shareholders held on May 6, 2015. Subsequent to the share exchange, the Company became the parent company of SK Broadband with 100% ownership and remained a listed corporation on the KRX KOSPI Market, and SK Broadband became a wholly-owned subsidiary of the Company and was delisted from the KRX KOSDAQ Market. There was no change in the share ownership interest of the Company’s existing shareholders or the Company’s management in connection with the Share Exchange.

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(2)    Merger among Subsidiaries and Affiliates

On July 29, 2015, the board of directors of SK Broadband approved the acquisition of SK Planet’s Hoppin business through a spin-off and subsequent merger transaction pursuant to Article 530-2 of the Korean Commercial Code, with both SK Broadband and SK Planet remaining as existing companies. The spin-off and subsequent merger were effective as of September 1, 2015, and on the same day, SK Broadband issued 2,501,125 new common shares resulting from the merger, allotting 0.0349186 common shares of SK Broadband per one common share of SK Planet to SK Telecom, SK Planet’s sole shareholder.

(3)    Merger with CJ HelloVision

On November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision such that CJ HelloVision would be the surviving entity and SK Broadband would be the non-surviving entity. The largest shareholder of the merged entity would be SK Telecom with an equity interest of 78.35%. On February 26, 2016, the entry into the merger agreement was resolved as proposed by SK Broadband’s shareholders.

On July 25, 2016, SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger. On July 27, 2016, SK Broadband’s board of directors resolved to terminate the merger agreement as proposed. Subsequently, the merger agreement is no longer effective and all procedures related to the merger, including the issuance of new shares, were terminated.

[SK Planet]

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company, a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013. In connection with the capital contribution and merger, SK Planet issued 12,927,317 of its common stock to SK Telecom.

On April 22, 2013, the board of directors of SK Planet resolved to merge Madsmart, Inc., its wholly-owned subsidiary, into SK Planet to enhance the competitiveness of its platform business and provide faster service to customers by merging the ICT capabilities of the two companies. The merger was effective as of June 1, 2013 and SK Planet did not issue any new shares in connection with the merger.

On May 29, 2015, the board of directors of SK Planet resolved to spin off its cloud streaming division on July 1, 2015 in order to strengthen its business capabilities and expand overseas. The spin-off ratio was 0.9821740 for the surviving company to 0.0178260 for the newly-established company, and the capital reduction ratio was 1.7825968%.

On July 29, 2015, the board of directors of SK Planet resolved to spin off its Hoppin business, which was merged into SK Broadband on September 1, 2015, in order to unify capabilities within the business and maximize synergies to improve its competitive power in the Korean and international mobile media market. SK Planet issued 2,501,125 new common shares in connection with this transaction, and the merger ratio between SK Planet and SK Broadband was 0.0349186:1.

On December 29, 2015, the board of directors of SK Planet resolved to merge Commerce Planet Co., Ltd., its wholly-owned subsidiary, into SK Planet to generate synergies by uniting capabilities to promote its commerce business. The merger was effective as of February 1, 2016, and SK Planet did not issue any new shares in connection with the merger.

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Effective as of March 1, 2016, SK Planet spun off its platform business and T Store business in order to enhance the competitiveness of each business for future growth.

Effective as of April 5, 2016, SK Planet spun off its location-based services business and mobile phone verification services business and merged them into the Company in order to further concentrate its resources on its commerce business.

[SK Telink]

In accordance with the resolution of its board of directors on September 22, 2016, SK Telink received a capital contribution of 408,435 shares (an 83.9% equity interest) of NSOK owned by SK Telecom. On October 25, 2016, SK Telink acquired the remaining 78,200 outstanding shares (a 16.1% equity interest) of NSOK, pursuant to which NSOK became a wholly-owned subsidiary of SK Telink.

In accordance with the resolution of its board of directors on April 12, 2017, SK Telink acquired 525,824 additional shares of NSOK pursuant to a rights offering for an aggregate amount of Won 40.0 billion (or Won 76,071 per share), resulting in SK Telink’s ownership of 1,012,459 shares (a 100% equity interest) of NSOK.

[SK Communications]

(1)    Disposition of the Cyworld service

Pursuant to the resolution of its board of directors on March 6, 2014, SK Communications sold its Cyworld service and certain related assets to Cyworld Co., Ltd. for Won 2.8 billion on April 8, 2014.

(2)    Change in the largest shareholder

On September 24, 2015, SK Telecom and SK Planet entered into a share transfer agreement to transfer all of the shares of SK Communications held by SK Planet to SK Telecom. The agreement became effective on October 1, 2015, making SK Telecom the largest shareholder of SK Communications.

(3)    Comprehensive share exchange

Pursuant to the resolution of its board of directors on November 24, 2016, SK Communications entered into a comprehensive share exchange agreement with SK Telecom on November 25, 2016. Upon the consummation of the share exchange on February 7, 2017, SK Communications became a wholly-owned subsidiary of SK Telecom.

[PS&Marketing]

On February 20, 2014, the board of directors of PS&Marketing resolved to acquire the retail distribution business, including related assets, liabilities, contracts and human capital of the information technology and mobile wing of SK Networks. On the same day, the board of directors of PS&Marketing also resolved to acquire retail stores, including their assets and liabilities, of LCNC Co., Ltd (“LCNC”). The acquisitions were completed on April 30, 2014 at a purchase price of Won 124.5 billion for the assets acquired from SK Networks and a purchase price of Won 10 billion for the assets acquired from LCNC.

[NSOK]

On March 31, 2015, NSOK acquired the unmanned electronic security business of Joeun Safe to expand its unmanned security business. The acquisition cost, which had been reported on January 5, 2015 as Won 19.4 billion, was subject to adjustment depending on the customer transfer rate. The final acquisition cost was determined to be Won 16.9 billion.

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[Iriver]

(1)    Merger of Iriver CS Co., Ltd. (“Iriver CS”)

Pursuant to the resolution of its board of directors on November 18, 2014, Iriver decided to merge with Iriver CS, its wholly-owned subsidiary, with Iriver as the surviving entity. The merger was completed based on the merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on January 31, 2015 and February 2, 2015, respectively.

(2)    New Establishment of groovers Japan Co. Ltd. (“groovers Japan”)

On February 25, 2015, Iriver newly established its overseas subsidiary, groovers Japan, for the purpose of strengthening new business opportunities in Japan.

E.	Other Important Matters related to Management Activities

[SK Telecom]

(1)    Issuance of bonds

On May 14, 2014, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 3.301% and a maturity date of May 14, 2019), Won 150 billion (with an annual interest rate of 3.637% and a maturity date of May 14, 2024), Won 50 billion (with embedded options, an annual interest rate of 4.725% and a maturity date of May 14, 2029), and Won 50 billion (with embedded options, an annual interest rate of 4.72% and a maturity date of May 14, 2029).

On October 28, 2014, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 160 billion (with an annual interest rate of 2.53% and a maturity date of October 28, 2019), Won 150 billion (with an annual interest rate of 2.66% and a maturity date of October 28, 2021), and Won 190 billion (with an annual interest rate of 2.82% and a maturity date of October 28, 2024).

On February 26, 2015, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 100 billion (with an annual interest rate of 2.40% and a maturity date of February 26, 2022, Won 150 billion (with an annual interest rate of 2.49% and a maturity date of February 26, 2025), and Won 50 billion (with an annual interest rate of 2.61% and a maturity date of February 26, 2030).

On July 17, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 90 billion (with an annual interest rate of 1.89% and a maturity date of July 17, 2018), Won 70 billion (with an annual interest rate of 2.66% and a maturity date of July 17, 2025), Won 90 billion (with an annual interest rate of 2.82% and a maturity date of July 17, 2030), and Won 50 billion (with an annual interest rate of 3.40% and a maturity date of July 17, 2030).

On November 30, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 80 billion (with an annual interest rate of 2.073% and a maturity date of November 30, 2018), Won 100 billion (with an annual interest rate of 2.550% and a maturity date of November 30, 2025), Won 70 billion (with an annual interest rate of 2.749% and a maturity date of November 30, 2035), and Won 50 billion (with embedded options, an annual interest rate of 3.100% and a maturity date of November 30, 2030).

On March 4, 2016, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 70 billion (with an annual interest rate of 1.651% and a maturity date of March 4, 2019), Won 100 billion (with an annual interest rate of 1.802% and a maturity date of March 4, 2021), Won 90 billion (with an annual interest rate of 2.077% and a maturity date of March 4, 2026), and Won 80 billion (with an annual interest rate of 2.243% and a maturity date of March 4, 2036).

On June 3, 2016, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 1.621% and a maturity date of June 3, 2019), Won 50 billion (with an annual interest rate of 1.709% and a maturity date of June 3, 2021), Won 120 billion (with an annual interest rate of 1.973% and a maturity date of June 3, 2026), and Won 50 billion (with an annual interest rate of 2.172% and a maturity date of June 3, 2031).

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(2)    Issuance of hybrid securities

On June 7, 2013, the Company issued Won 400 billion principal amount of hybrid securities in the form of unguaranteed subordinated bonds with an annual interest rate of 4.21%, which is based on the five-year Korean government bond yield plus a spread. An additional spread of 0.25% is payable beginning ten years from the date of issuance and an additional spread of 0.75% is payable after 25 years from the date of issuance. The Company classified the hybrid securities as equity, as there is no contractual obligation to deliver financial assets to the bondholders. The maturity date of the hybrid securities is June 7, 2073, which can be extended by the Company without any notice or announcement.

[SK Broadband]

SK Broadband acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for its broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved the purchase of subscriberships, SK Broadband did not believe that such acquisitions rose to the level of purchasing an entire business line from another company or were likely to have a material impact on its business, and therefore decided that such acquisitions did not require resolutions of its shareholders.

3.    Total Number of Shares

A.	Total Number of Shares

(As of March 31, 2017)		(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	10,136,551	—	10,136,551	—
VI. Number of shares outstanding (IV-V)	70,609,160	—	70,609,160	—

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B.	Treasury Shares

(1) Acquisitions and dispositions of treasury shares

(As of March 31, 2017)								(Unit: in shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Total			Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—

4.    Status of Voting Rights

(As of March 31, 2017)			(Unit: in shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	10,136,551	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting rights (F = A - B - C - D + E)	Common share	70,609,160	—
	Preferred share	—	—

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5.    Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 30th General Meeting of Shareholders held on March 21, 2014.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 366th Board of Directors’ Meeting on July 24, 2014.

(3)	Distribution of cash dividends was approved during the 31st General Meeting of Shareholders held on March 20, 2015.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 378th Board of Directors’ Meeting on July 23, 2015.

(5)	Distribution of cash dividends was approved during the 32nd General Meeting of Shareholders held on March 18, 2016.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 393rd Board of Directors’ Meeting on July 28, 2016.

(7)	Distribution of cash dividends was approved during the 33rd General Meeting of Shareholders held on March 24, 2017.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

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B.	Dividends for the Last Three Fiscal Years

	(Unit: in millions of Won, except per share values and percentages)
Classification		As of and for the three months ended March 31, 2017	As of and for the year ended December 31, 2016	As of and for the year ended December 31, 2015
Par value per share (Won)		500	500	500
(Consolidated) Net income		583,481	1,660,101	1,518,604
Net income per share (Won)		8,344	23,497	20,988
Total cash dividend		—	706,091	708,111
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		—	42.5	46.6
Cash dividend yield ratio (%)	Common share	—	4.3	4.6
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	—	10,000	10,000
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	Net income per share means basic net income per share. The cash dividend per share amounts include the respective interim cash dividend per share amounts.

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II.	BUSINESS

1.    Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, and (3) other businesses consisting of platform services and Internet portal services, among others.

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	Network O&S Co., Ltd.	Maintenance of switching stations

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video on demand, and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, voice services using Internet protocol, Mobile Virtual Network Operator (“MVNO”) business and automated security services

Other business	SK Planet Co., Ltd.	Various platform services such as 11th Street, Syrup, OK Cashbag in the commerce area
	SK TechX Co., Ltd.	Develop and supply system software for SK Telecom
	Onestore Co., Ltd.	Operate app store
	SK Communications Co., Ltd.	Integrated portal services through NATE and instant messaging services through NATE-ON
	SK M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	Iriver Ltd.	Audio and video device manufacturing
	SK Planet America LLC	System software development, distribution and investments
	Shopkick Management Company, Inc.	System software development, distribution and investments
	Atlas Investment	Investments

[Wireless Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services. Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (internet connection and management, media contents and others). The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita. While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

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The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE-A, LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the commercialization of LTE network in July 2011 and LTE-A network in June 2013, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly. In the first half of 2014, wideband LTE-A service was commercialized and on December 29, 2014, tri-band LTE-A service with a maximum speed of 300 Mbps was also commercialized. Such achievements were the building blocks towards the Company’s LTE penetration reaching 72.6% as of March 31, 2017.

B.	Growth Potential

		(Unit: in 1,000 persons)
Classification		As of March 31,	As of December 31,
		2017	2016	2015
Number of subscribers	SK Telecom	26,581	26,428	25,928
	Others (KT, LGU+)	27,409	27,018	26,088
	MVNO	7,017	6,841	5,921
	Total	61,007	60,287	57,937

*	Source: Wireless subscriber data from the Ministry of Science, ICT and Future Planning (“MSIP”) as of March 31, 2017.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the business-to-business segment, which creates added value by selling and developing various solutions. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Set forth below is the historical market share of the Company.

		(Unit: in percentages)
Classification	As of March 31,	As of December 31,
	2017	2016	2015	2014
Mobile communication services	48.9	49.1	49.4	50.2

*	Source: MSIP website and each Korean telecommunications company’s respective earnings releases (including MVNOs).

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. As a result, for the three months ended March 31, 2017, the Company recorded Won 4.2 trillion in revenue and Won 410.5 billion in operating income on a consolidated basis and Won 3.1 trillion in revenue and Won 439.4 billion in operating income on a separate basis.

In particular, the number of subscribers subscribing to “Band Data” plans, which was launched in the second quarter of 2015, has continued to steadily increase in 2017, which in turn led to an increase in data usage. The success of Luna, a smartphone launched in September 2015 that was designed to run exclusively on the Company’s networks, led to the launch of various other relatively low-priced devices and became an example of successfully targeting a niche market.

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By continuing to be innovative in developing core competencies, the Company has more firmly established its position as the market leader in wireless telecommunications. The competitive environment of the wireless telecommunications industry has become more focused on retention. For the three months ended March 31, 2017, the average monthly churn rate was 1.5%. The number of subscribers (including MVNO subscribers) as of March 31, 2017, was 29.8 million, an increase of approximately 240,000 since December 31, 2016. In particular, the number of smartphone subscribers as of March 31, 2017, was 22.2 million, an increase of approximately 300,000 since December 31, 2016, propelled by 21.7 million LTE subscribers, solidifying the Company’s market leadership. In addition, as of March 31, 2017, the number of subscribers for products targeted towards second devices such as the T Kids’ phone – Joon and T Outdoor reached over 1.1 million, which the Company believes shows a level of demand that can potentially lead to growth of the lifestyle enhancement platform.

Following the launch of commercial LTE services in July 2011, the Company became the first telecommunications service provider in the world to launch commercial wideband LTE-A services in June 2014. In December 2014, the Company launched tri-band LTE-A services. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services and full high definition mobile IPTV streaming services, the Company plans to provide an innovative user experience, enhance customer satisfaction and increase profitability.

The Company has proved that it has superior network quality compared to its competitors according to the Korea Communications Commission quality evaluations. The Company has also proved to be the leader in Korea’s top three customer satisfaction indices: according to the National Customer Satisfaction Index, Korean Customer Satisfaction Index and Korean Standard Service Quality Index, the Company has continued to hold the leading position for 20 years, 19 years and 17 years, respectively.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, 7Mobile, which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers with lower average revenue per user. An MVNO leases the networks of a mobile network operator (“MNO”) and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

The Korean fixed-line services industry is marked by a relatively low level of economic sensitivity and high level of market concentration, as the government is highly selective in granting telecommunications business licenses. The competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+. Growing competition within the industry has promoted rapid technological evolution, including the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications. In general, the fixed-line and wireless services markets have been characterized by relatively high profitability, cash flows and financial stability.

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In the backdrop of increasing regulation in the fixed-line industry, competition to provide Giga services has intensified and the growth of high-speed internet subscribers has slowed. It is currently expected that the rate of increase of IPTV subscribers will decrease, among others, due to the conversion to digital broadcasting. In order to differentiate itself from its competitors, the Company believes that it will need to provide customers with high quality media content on its IPTV platform. Additionally, the Company expects increased demand for ultra-high definition broadcasting. Such changing trends of broadcasting consumption present opportunities to incorporate the Company’s IoT, cloud and big data technologies into the Company’s home platform business to achieve new growth. The Company plans to increase its subscriber base by providing differentiated services and focusing on marketing strategies centered around high value services such as Giga services and ultra-high definition broadcasting services.

B.	Growth Potential

(Unit: in 1,000 persons for high-speed Internet and fixed-line telephone, in 1,000 terminals for IPTV)
Classification		As of March 31,	As of December 31,
		2017	2016	2015
Fixed-line Subscribers	High-speed Internet	20,794	20,556	20,025
	Fixed-line telephone	15,604	15,746	16,341
	IPTV (real-time)	12,594	11,850	10,992

*	Source: MSIP website.
*	[Number of IPTV subscribers as of March 31, 2017 is the average number of IPTV subscribers in the first six months of 2016 based on MSIP announcements.]

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are comparatively less sensitive to cyclical economic changes as such services have become more of a necessity and the market has matured. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

Set forth below is the historical market share of the Company.

		(Unit: in percentages)
Classification	As of March 31,	As of December 31,
	2017	2016	2015
High-speed Internet (including resales)	25.5	25.3	25.1
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	16.8	16.9	17.1
IPTV	30.8	30.7	30.5

*	Source: MSIP website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*	[The number of IPTV subscribers was taken from data announced by the MSIP on November 15, 2016, and the number of IPTV subscribers as of March 31, 2017, was calculated using the average number of subscribers for the first six months of 2016.]

D.	Business Overview and Competitive Strengths

For the three months ended March 31, 2017, we recorded Won 722.9 billion in revenue, Won 27.4 billion in operating income and Won 7.5 billion in profit for the period for our fixed-line business. Revenue of our fixed-line business increased by Won 17.0 billion in the first three months of 2017 compared to the first three months of 2016, primarily due to an increase in IPTV subscribers, and operating expenses of our fixed-line business increased by Won 6.5 billion for the same period, primarily due to increases in marketing expenses and depreciation and amortization expenses. As a result, operating income of our fixed-line business increased by Won 10.5 billion for the same period. Non-operating income of our fixed-line business decreased by Won 6.2 billion in the first three months of 2017 compared to the first three months of 2016, primarily due to an increase in impairment loss on property, plant and equipment.

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As of March 31, 2017, the number of subscribers to each of our high-speed internet, fixed-line telephones (including VoIP) and IPTV services was 5.31 million, 4.23 million and 4.07 million, respectively. In addition, as a result of continued efforts to deliver new and innovative value to customers, our high-speed internet and IPTV services have continued to hold the leading position on the National Customer Satisfaction Index for the past seven years.

Revenue from our high-speed internet business increased by Won 8.3 billion quarter-on-quarter to Won 213.5 billion in the first quarter of 2017. The number of subscribers to our Giga services increased to 103 thousand, driven by growing demand due to the start of a new academic semester and subscriptions to family plans introduced in February 2017. We achieved the second largest market share in the Giga internet business due to the early expansion of our Giga services coverage.

Revenue from our IPTV business increased by 22% in the first quarter of 2017 compared to the first quarter of 2016, as the number of IPTV subscribers increased and revenue from our paid contents services increased. Such growth has enhanced the overall value of our platform and contributed to increases in revenue from home shopping, advertising and other services. In particular, the increase in the number of subscribers for our ultra-high definition broadcasting services, and other premium services contributed to a shift toward a subscriber base with higher average revenue per subscriber. In addition, our platform business continues to grow steadily as we expand our monthly plan subscriber base and improve the competitiveness of our contents services by offering customized content for our subscribers.

In our corporate business, we seek to achieve the goal of Won 100 billion in revenue growth and establish ourselves as a leader in the intelligent video surveillance systems and sensor-based IoT markets. Revenue from our corporate communications services business has been increasing as a result of the repositioning of the business. In addition, we have been expanding our customer base by strengthening our “Managed IoT Service” operations for targeted industries.

SK Telink, a provider of international telecommunications service, has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed the Company to expand its international calling services to fixed-line international calling services. In 2005, SK Telink obtained a license to operate VoIP services and local calling value-added services to develop into a versatile fixed-line telecommunications service provider. SK Telink plans to strategically target the convergence of wireless and fixed-line telecommunications and strengthen its existing business, including international and long-distance calling services, value-added services for local calling and B2B services, and video conference call services while aiming to satisfy the diverse needs of customers by providing quality solutions at reasonable prices.

[Other Business]

A.	Industry Characteristics

As the number of smartphones distributed in Korea exceeds 40 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. It is becoming increasingly important to enhance competitiveness by building a platform with large data capacity to handle the increase in data transmission.

A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, Onestore). Platform businesses are evolving and expanding globally.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. It is becoming increasingly important to enhance competitiveness through a database that can register and analyze purchase patterns of customers across all areas and a platform with large data capacity with which to utilize this database and provide differentiated services to customers.

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B.	Growth Potential

The scope and value generated by the platform business, including application and content marketplaces and N-screen services, continue to increase as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve. As the wireless network evolves to LTE, business opportunities for the platform business exist, including multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. The importance of building a platform with large data capacity that is connected to various digital contents and commerce is expected to increase in the future.

C.	Domestic and Overseas Market Conditions

(1) Commerce markets

The Company expects that online/mobile commerce markets will continue to grow due to the growth potential of the Internet shopping population, the strengthening of online business models by off-line operators, and the rapid rise of mobile commerce. Recently, due to the widespread use of smartphones and social media, the commercialization of location-based services and the development of big data technology, online to offline (or, O2O) business, which is a concept of attracting customers to offline stores using online and mobile environments, is being highlighted as a new field in the online commerce market industry as new business models continue to emerge.

(2) Digital contents

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

D.	Business Overview and Competitive Strengths

The Company plans to expand its platform ecosystem in operating its commerce business which includes marketplace and O2O businesses, such as 11th Street, Syrup and OK Cashbag, thereby ultimately increasing its enterprise value.

(1) Commerce business

11th Street, an online marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it is leading the domestic e-commerce market. Furthermore, 11th Street has established itself as the domestic market leader in mobile commerce, following its successful entry into and rapid growth in this market. Growth plans involving overseas joint ventures based on 11th Street’s business expertise have resulted in the successful launch of an open online commerce market in Turkey in partnership with Doğuş Group in March 2013. In Indonesia, an open market service was launched in March 2014 through collaboration with PT XL Axiata Tbk, a wireless telecommunications company in Indonesia. In October 2014, SK Planet and Celcom Axiata Berhad, which is a leading telecommunications service provider in Malaysia, established a joint venture, Celcom Planet, and launched online commerce services tailored to the Malaysian market in April 2015. 11th Street is not only actively engaged in operating such business in Malaysia, but has also launched its service in Thailand in February 2017.

Syrup is a consumer-oriented commerce service with the goal of minimizing its customers’ time and efforts while maximizing the economic benefits by providing information about coupons and events based on time, place and occasion. To achieve this goal, Syrup combines location-based services, such as geo-fencing, a virtual perimeter technology using a global positioning system (or, GPS) and Bluetooth Low Energy (or, BLE), with big data analysis of consumption patterns. Syrup’s business partners can benefit from cost-effective marketing through Syrup by utilizing statistics and analysis regarding consumers’ frequency of visits, preferred products, and consumption patterns. Furthermore, Syrup is strengthening its market power and competitiveness through the continual release of vertical products such as Syrup Pay and Syrup Table and the expansion of Merchant.

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OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. As Korea’s largest loyalty mileage program, OK Cashbag maintains a leading position in the industry. The Company is continuing to develop its service in light of market conditions and customers’ needs to enhance its customers’ perception of point value and is reviewing and pursuing various plans to develop OK Cashbag into a service that goes beyond a mileage program that leverages the key competitiveness of OK Cashbag such as its platform and partnership network.

(2) Location-based services

T-Map Navigation provides map, local information, real-time traffic information and navigation services. T-Map Navigation is one of the leading location-based service platforms in Korea. By entering the Online to Offline service area with T map Taxi, T map Public Transportation and others, the Company is expanding its mobile platform foundation that connects day to day life. The Company is also providing “infotainment” systems to commercial vehicle businesses as well as providing localized content on its products, such as region-specific information and advertisements. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

(3) Digital contents

Onestore, an application platform launched in 2016 through a joint venture between SK Telecom, KT, LG U+ and Naver’s app store, plans to widen its services to tablets and navigation devices. The Company intends to further develop Onestore into a personalized gateway and mobile playground through expansion of the scope of serviceable devices, reinforcement of digital content offerings and enhancement of search services, among other things.

(4) Social networking services (“SNS”) and Internet portal services

The Company’s instant messenger service, “Nate-On,” had a market share of 17.9% in the instant messenger market in Korea with 2.8 million net users during the month of March 2017. The Company’s Internet search portal service, “Nate,” had a page-view market share of 3.6% as of March 31, 2017. (Source: Korean Click, based on fixed-line access)

2.    Major Products & Services

A.	Updates on Major Products and Services

(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Network O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, Band Data and others	3,226,142 (76%)

Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv , 00700 international call, 7Mobile and others	657,470 (16%)

Other	SK Planet Co., Ltd., SK TechX Co., Ltd., Onestore Co., Ltd., SK Communications Co., Ltd., M&Service Co., Ltd., SKP America, LLC, Shopkick Mgmt. Co., Ltd.	Internet portal service and e-commerce	OK Cashbag, NATE, Onestore and others	350,753 (8%)

		Total		4,234,365 (100%)

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[Wireless Business]

As of March 31, 2017, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 and the usage fee was Won 1.98 per second.

[Fixed-line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. As of March 31, 2017, broadband Internet and TV services comprised 62.1% of SK Broadband’s revenue, telephony service 13.4%, corporate data services 23.7% and other telecommunications services 0.8%. Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long term contracts, changes in equipment costs and competition between companies.

[Other Business]

Set forth below are major products and services of the Company’s material consolidated subsidiaries.

Business	Item	Major Trademarks
Platform	ICT services, new media services, advertisement services, telecommunications sales, e-commerce and others	Syrup, Onestore, 11th Street, OK Cashbag and others

Advertisement (Display, Search)	Online advertisement services	Nate, Nate-On

Contents and others	Pay content sales and other services	Nate, Nate-On

3.    Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Three months ended March 31, 2017	Network, systems and others	Capacity increase and quality improvement; systems improvement	20,000	1,172	—

		Total			20,000	1,172	—

*	On February 3, 2017, the Company disclosed its 2017 capital expenditure budget.

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B.	Future Investment Plan

(Unit: in 100 millions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2017	2018	2019
Network/Common	Network, systems and others	20,000	20,000	To be determined	To be determined	Upgrades to the existing services and expanded provision of services including wideband LTE-A

Total		20,000	20,000	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress

For the three months ended March 31, 2017, the Company spent Won 125.7 billion for capital expenditures as set out below, including the investment of Won 54.6 billion to expand subscriber networks. In 2017, the Company expects to spend additional amounts to strengthen the competitiveness of its infrastructure and media platform.

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Amount already invested	Future investment
High-speed Internet	Upgrade/New installation	Three months ended March 31, 2017	Backbone and subscriber network/ others	Expand subscriber networks and facilities	577	To be determined
Telephone					—
Television					314
Corporate Data				Increase leased-line and integrated information system	239
Others				Expand networks and required space	127

Total					1,257

4.    Revenues

		(Unit: in millions of Won)
Business	Sales type	Item		For the three months ended March 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Wireless	Services	Mobile communication	Export	3,756	17,393	15,035
			Domestic	3,222,386	12,987,516	13,254,243
			Subtotal	3,226,142	13,004,909	13,269,278
Fixed-line	Services	Fixed-line, B2B data, High-speed Internet, TV	Export	20,965	92,630	94,387
			Domestic	636,505	2,558,563	2,400,186
			Subtotal	657,470	2,651,193	2,494,573
Other	Services	Display and Search ad., Content	Export	6,465	42,205	53,622
			Domestic	344,288	1,393,509	1,319,261
			Subtotal	350,753	1,435,714	1,372,883
	Total		Export	31,186	152,228	163,044
			Domestic	4,203,179	16,939,588	16,973,690

			Total	4,234,365	17,091,816	17,136,734

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(Unit: in millions of Won)
For the three months ended March 31, 2017	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total sales	3,621,063	822,248	435,265	4,878,576	(644,211)	4,234,365
Internal sales	394,921	164,778	84,512	644,211	(644,211)	—
External sales	3,226,142	657,470	350,753	4,234,365	—	4,234,365
Operating income (loss)	445,633	34,436	(69,567)	410,502	—	410,502
Profit (loss) for the period	—	—	—	—	—	724,220
Total assets	25,359,961	3,885,829	2,535,326	31,781,116	(1,263,295)	30,517,821
Total liabilities	11,017,854	2,410,562	1,019,749	14,448,165	157,145	14,605,310

5.    Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency swap contracts under cash flow hedge accounting as of March 31, 2017 are as follows:

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 – Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	Foreign currency risk	Cross currency swap	Citibank and five other banks	Jun. 12, 2012 – Jun. 12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	Foreign currency risk	Cross currency swap	Standard Chartered and nine other banks	Nov. 1, 2012 – May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	Foreign currency risk	Cross currency swap	BNP Paribas and three other banks	Jan. 17, 2013 – Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Korea Development Bank and others	Oct. 29, 2013 – Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated loan face value of US$63,296,000)	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022
Dec. 20, 2016	Floating-to-fixed interest rate swap(Korean Won denominated bonds face value of KRW 49,000 million)	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 20, 2016 – Dec. 20, 2021
January 30, 2017	Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 40,833 million)	Interest rate risk	Interest rate swap	Korea Development Bank	Nov. 10, 2016 – Jul. 30, 2019
March 31, 2017	Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 30,000 million)	Interest rate risk	Interest rate swap	Korea Development Bank	March 31, 2017 – March 31, 2020

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B.	Treatment of Derivative Instruments on the Balance Sheet

As of March 31, 2017, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

Hedged item	Fair value
	Cash flow hedge
	Accumulated gain (loss) on valuation of derivatives	Tax effect	Foreign currency translation gain (loss)	Others(*1)	Trading purposes	Total
Non-current assets:
Structured bond (face value of Won 50 billion)	—	—	—	—	7,722	7,722
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	(66,390)	(21,196)	(10,902)	129,806	—	31,318
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	(5,572)	(1,779)	9,705	—	—	2,354
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	(6,575)	—	16,168	—	—	9,593

Total assets						50,987

Current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	(6,320)	(2,018)	(28,800)	—	—	(37,138)
Fixed-to-fixed cross currency swap (Australian dollar denominated bonds face value of AUD 300,000,000)	1,023	327	(79,170)	—	—	(77,820)
Non-current liabilities:
Fixed-to-fixed interest rate swap (Korean Won denominated bonds face value of US$700,000,000)	(17,406)	(5,556)	17,694	—	—	(5,268)
Fixed-to-fixed interest rate swap (Korean Won denominated bonds face value of US$63,296,000)	(3,820)	(1,219)	3,811	—	—	(1,228)
Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 49,000 million)	(92)	—	—	—	—	(92)
Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 40,833 million)	(36)	—	—	—	—	(36)

Total liabilities						(121,582)

(*1)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2015.

6.     Major Contracts

[SK Telecom]

(Unit: in 100 millions of Won)
Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount
Real Estate	SK Broadband Co., Ltd.	February 1, 2017	January 31, 2020	Namsan Office Building Lease Contract	63

Subtotal					63

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[SK Broadband]

Below are SK Broadband’s contracts related to its telecommunications equipment. In addition to the below, SK Broadband also has entered into various real estate rental agreements.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	Automatically renewed for two years at a time unless specific amendments are requested
KEPCO	Provision of electric facilities	From Nov. 2016 to Nov. 2017 (Unless special reasons arise, the usage period will be renewed annually)	Use of electricity poles
Seoul City Railway	Use of telecommunication line conduits	From Jan. 2015 to Dec. 2017	Use of railway telecommunication conduit (Serviced areas to expand)
Busan Transportation Corporation	Use of telecommunication line conduits	From July 2009 to July 2013 (Renewal in progress, currently in the process of transitioning to private network system, plans to enter into a contract once completed and the remaining work is confirmed)	Use of railway telecommunication conduit (Serviced areas to expand)
Seoul Metro	Use of telecommunication line conduits	From May 2010 to May 2013 (Renewal in progress, currently in discussion to decide usage unit price, future plans to enter into a contract)	Use of railway telecommunication conduit (Serviced areas to expand)
Gwangju City Railway	Use of telecommunication line conduits	From Sept. 2010 to Dec. 2012 (Renewal in progress, in the completion stage of transitioning to private network system, currently reviewing whether to renew contract at the end of 2016)	Use of railway telecommunication conduit (Service lease)

*	Renewal is in progress after negotiation of lower usage fees.

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Kakao Corp.	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks

*	SK Communications and Kakao Corp. have agreed not to publicly disclose the contract period with respect to the contract with Kakao Corp.

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7.    R&D Investments

Set forth below are the Company’s R&D expenditures.

			(Unit: in millions of Won except percentages)
	Category	For the three months ended March 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015	Remarks
	Raw material	239	659	1,267	—
	Labor	39,016	116,108	68,969	—
	Depreciation	31,350	125,827	147,577	—
	Commissioned service	13,235	54,714	37,001	—
	Others	12,786	53,785	67,888	—
	Total R&D costs	96,627	351,093	322,702	—
Accounting	Sales and administrative expenses	94,617	344,787	315,790	—
	Development expenses (Intangible assets)	2,010	6,306	6,912	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.28%	2.05%	1.88%	—

8.    Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company’s Brand Management Council in charge of overseeing its systematic corporate branding operates full-time to execute decisions involving major brands and operates “Brandnet,” an intranet system to manage corporate brands by providing solutions such as registering and licensing of the brands.

B.	Business-related Intellectual Property

[SK Telecom]

As of March 31, 2017, the Company holds 6,171 Korean-registered patents, 473 U.S.-registered patents, 324 Chinese-registered patents (all including patents held jointly with other companies) and more patents with other countries. The Company holds 796 Korean-registered trademarks and owns intellectual property rights to the design of the alphabet “T.” The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

[SK Broadband]

As of March 31, 2017, SK Broadband holds 411 Korean-registered patents relating to high-speed Internet, telephone and IPTV service. In addition, SK Broadband has applied for a patent relating to two-way broadcasting system. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

[SK Planet]

As of March 31, 2017, SK Planet held 2,344 registered patents, 124 registered design marks, 1,223 registered trademarks and eight copyrights (including those held jointly with other companies) in Korea. It also holds 137 U.S.-registered patents, 93 Chinese-registered patents, 72 Japanese-registered patents, 36 E.U.-registered patents (all including patents held jointly with other companies) and 310 registered trademarks, along with a number of other intellectual property rights, in other countries.

[SK Communications]

As of March 31, 2017, SK Communications held 92 registered patents, 26 registered design rights and 506 registered trademarks in Korea.

C.	Business-related Pollutants and Environmental Protection

The Company does not engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

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III.	FINANCIAL INFORMATION

1.    Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of March 31, 2017, December 31, 2016 and December 31, 2015 and for the three months ended March 31, 2017 and 2016 and the years ended December 31, 2016 and 2015. The Company’s audited consolidated financial statements as of March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of March 31, 2017	As of December 31, 2016	As of December 31, 2015
Assets
Current Assets	5,965,094	5,996,628	5,160,242
• Cash and Cash Equivalents	1,575,978	1,505,242	768,922
• Accounts Receivable – Trade, net	2,160,062	2,240,926	2,344,867
• Accounts Receivable – Other, net	989,086	1,121,444	673,739
• Others	1,239,968	1,129,016	1,372,714
Non-Current Assets	24,552,727	25,301,035	23,421,145
• Long-Term Investment Securities	767,441	828,521	1,207,226
• Investments in Associates and Joint Ventures	7,587,352	7,404,323	6,896,293
• Property and Equipment, net	9,928,895	10,374,212	10,371,256
• Intangible Assets, net	3,677,709	3,776,354	2,304,784
• Goodwill	1,919,502	1,932,452	1,908,590
• Others	671,828	985,173	732,996
Total Assets	30,517,821	31,297,663	28,581,387
Liabilities
Current Liabilities	6,255,605	6,444,099	5,256,493
Non-Current Liabilities	8,349,705	8,737,134	7,950,798
Total Liabilities	14,605,310	15,181,233	13,207,291
Equity
Equity Attributable to Owners of the Parent Company	15,807,610	15,971,399	15,251,079
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	191,792	199,779	189,510
Retained Earnings	15,895,550	15,953,164	15,007,627
Reserves	(324,371)	(226,183)	9,303
Non-controlling Interests	104,901	145,031	123,017
Total Equity	15,912,511	16,116,430	15,374,096
Total Liabilities and Equity	30,517,821	31,297,663	28,581,387
Number of Companies Consolidated	38	38	37

	(Unit: in millions of Won except per share amounts)
	For the three months ended March 31, 2017	For the three months ended March 31, 2016	For the year ended December 31, 2016	For the year ended December 31, 2015
Operating Revenue	4,234,365	4,228,463	17,091,816	17,136,734
Operating Income	410,502	402,127	1,535,744	1,708,006
Profit Before Income Tax	724,220	736,124	2,096,139	2,035,365
Profit for the Period	583,481	572,298	1,660,101	1,515,885
Profit for the Period Attributable to Owners of the Parent Company	589,134	571,847	1,675,967	1,518,604
Profit for the Period Attributable to Non-controlling Interests	(5,653)	451	(15,866)	(2,719)
Basic Earnings Per Share (Won)	8,344	8,099	23,497	20,988
Diluted Earnings Per Share (Won)	8,344	8,099	23,497	20,988

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B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of March 31, 2017, December 31, 2016 and December 31, 2015 and for the three months ended March 31, 2017 and 2016 and the years ended December 31, 2016 and 2015. The Company’s audited separate financial statements as of March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of March 31, 2017	As of December 31, 2016	As of December 31, 2015
Assets
Current Assets	3,642,803	3,661,115	2,713,529
• Cash and Cash Equivalents	1,000,174	874,350	431,666
• Accounts Receivable – Trade, net	1,532,395	1,594,504	1,528,751
• Accounts Receivable – Other, net	747,760	772,570	264,741
• Others	362,474	419,691	488,371
Non-Current Assets	21,080,350	21,787,459	20,433,411
• Long-Term Investment Securities	617,316	560,966	726,505
• Investments in Subsidiaries and Associates	8,771,677	8,726,538	8,810,548
• Property and Equipment, net	6,881,237	7,298,539	7,442,280
• Intangible Assets, net	3,196,668	3,275,663	1,766,069
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	307,216	619,517	381,773
Total Assets	24,723,153	25,448,574	23,146,940
Liabilities
Current Liabilities	4,578,804	4,464,160	3,491,306
Non-Current Liabilities	6,105,829	6,727,460	5,876,174
Total Liabilities	10,684,633	11,191,620	9,367,480
Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	371,493	371,481	369,446
Retained Earnings	13,648,573	13,902,627	13,418,603
Reserves	(26,185)	(61,793)	(53,228)
Total Equity	14,038,520	14,256,954	13,779,460
Total Liabilities and Equity	24,723,153	25,448,574	23,146,940

	(Unit: in millions of Won except per share amounts)
	For the three months ended March 31, 2017	For the three months ended March 31, 2016	For the year ended December 31, 2016	For the year ended December 31, 2015
Operating Revenue	3,087,956	3,098,261	12,350,479	12,556,979
Operating Income	439,396	429,851	1,782,172	1,658,776
Profit Before Income Tax	489,633	465,674	1,562,782	1,469,444
Profit for the Period	388,206	382,207	1,217,274	1,106,761
Basic Earnings Per Share (Won)	5,498	5,413	17,001	15,233
Diluted Earnings Per Share (Won)	5,498	5,413	17,001	15,233

33

2.	Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Allowance for Doubtful Accounts

(1)	Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the three months ended March 31, 2017
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,426,041	248,187	10%
Loans	179,571	47,796	27%
Accounts receivable – other	1,100,725	82,541	7%
Accrued income	4,489	—	0%
Guarantee deposits	298,218	—	0%

Total	4,009,044	378,524	9%

	(Unit: in millions of Won)
	For the year ended December 31, 2016
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,503,139	241,828	10%
Loans	172,982	48,527	28%
Accounts receivable – other	1,350,090	78,977	6%
Accrued income	2,780	—	0%
Guarantee deposits	302,901	—	0%

Total	4,331,892	369,332	9%

	(Unit: in millions of Won)
	For the year ended December 31, 2015
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,629,605	239,495	9%
Loans	141,878	25,529	18%
Accounts receivable – other	755,151	78,992	10%
Accrued income	10,753	—	0%
Guarantee deposits	299,142	—	0%

Total	3,836,529	344,016	9%

(2)	Movements in Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the three months ended March 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Beginning balance	369,332	344,016	328,191
Increase of allowance for doubtful accounts	6,511	78,132	75,773
Reversal of allowance for doubtful accounts	2,706	—	—
Write-offs	(10,022)	(79,891)	(87,798)
Other	9,997	27,075	27,850
Ending balance	378,524	369,332	344,016

34

(3)	Policies for Allowance for Doubtful Accounts

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past two years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). For such trade receivables that have been overdue for more than two years after the customer’s service has been terminated, the Company records an allowance of 100% of such receivables. For such trade receivables that have been overdue for less than two years after the customer’s service has been terminated or relates to a customer that is continuing his service, the Company records an allowance of a certain percentage of such receivable. Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won)
	As of March 31, 2017
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,052,076	68,444	207,736	97,785	2,426,041
Percentage	85%	3%	8%	4%	100%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won)
Account Category	For the three months ended March 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Merchandise	222,657	225,958	242,230
Goods in transit	—	—	—
Other inventories	25,936	33,888	31,326
Total	248,593	259,846	273,556
Percentage of inventories to total assets [ Inventories / Total assets ]	0.81%	0.83%	0.96%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	6.33	6.89	7.23

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

35

D.	Fair Value Measurement

See notes 3(5) to 3(7) and 3(16) of the notes to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2016 and 2015 for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company.

(As of March 31, 2017)			(Unit: in millions of Won except percentages)
Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 57-2	March 3, 2008	March 3, 2018	200,000	Feb. 22, 2008	Shinhan Investment Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 5 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 12, 2016

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 12, 2016

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-1	Aug. 28, 2012	Aug. 28, 2019	170,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 12, 2016

36

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-1	May 14, 2014	May 14, 2019	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-4	May 14, 2014	May 14, 2029	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-1	Oct. 28, 2014	Oct. 28, 2019	160,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-2	Oct. 28, 2014	Oct. 28, 2021	150,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-1	July 17, 2015	July 17, 2018	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-1	Nov. 30, 2015	Nov. 30, 2018	80,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-1	March 4, 2016	March 4, 2019	70,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-2	March 4, 2016	March 4, 2021	100,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	March 4, 2016	March 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	March 4, 2016	March 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

37

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 12, 2016

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-1	June 3, 2016	June 3, 2019	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-2	June 3, 2016	June 3, 2021	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 5 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 12, 2016

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

(As of March 31, 2017)			(Unit: in millions of Won except percentages)
Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 37-2	Oct. 12, 2012	Oct. 12, 2017	120,000	Oct. 8, 2012	Hanwha Investment & Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 500%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 10 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 24, 2017

38

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 38-2	April 2, 2014	April 2, 2019	210,000	March 21, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 39	Sept. 29, 2014	Sept. 29, 2019	130,000	Sept. 17, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-1	Jan. 14, 2015	Jan. 14, 2018	50,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-2	Jan. 14, 2015	Jan. 14, 2020	160,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 41	July 15, 2015	July 15, 2020	140,000	July 3, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 42	Oct. 6, 2015	Oct. 6, 2020	130,000	Sept. 22, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 43-1	Oct. 5, 2016	Oct. 5, 2019	50,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 43-2	Oct. 5, 2016	Oct. 5, 2021	120,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 44	Feb. 3, 2017	Feb. 3, 2022	150,000	Jan. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 24, 2017

39

IV.	AUDITOR’S OPINION

1.    Auditor (Consolidated)

Three months ended March 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

2.    Audit Opinion (Consolidated)

Period	Auditor’s opinion	Issues noted
Three months ended March 31, 2017	—	—
Year ended December 31, 2016	Unqualified	N/A
Year ended December 31, 2015	Unqualified	N/A

3.    Remuneration for Independent Auditors for the Past Three Fiscal Years

A.	Audit Contracts

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Three months ended March 31, 2017	KPMG Samjong Accounting Corp.	Quarterly review	1,470	21,098
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2016	KPMG Samjong Accounting Corp.	Semi-annual review	1,350	19,412
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2015	KPMG Samjong Accounting Corp.	Semi-annual review	1,320	18,127
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

B.	Non-Audit Services Contract with External Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Three months ended March 31, 2017	March 10, 2017	Issuance of comfort letters	March 10, 2017 – Present	30
Year ended December 31, 2016	May 10, 2016	Confirmation of financial information	May 10 – May 12, 2016	2
Year ended December 31, 2015	January 9, 2015	Audit of public WiFi	Jan. 9 – Jan. 23, 2015	9
	September 30, 2015	Confirmation of debt ratio	Sept. 30, 2015 – Oct. 5, 2015	3
	November 9, 2015	Audit of public WiFi	Nov. 9 – Nov. 30, 2015	10

4.    Change of Independent Auditors

Not applicable.

40

V.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly reports in accordance with Korean disclosure rules.

41

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1.     Board of Directors

A.	Overview of the Composition of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is composed of six members: four independent directors, one inside director and one non-executive director. Within the Board, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee and Corporate Citizenship Committee.

(As of March 31, 2017)
Total number of persons	Inside director	Non-executive director	Independent directors
6	Jung Ho Park	Dae Sik Cho	Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn, Jung Ho Ahn

At the 33rd General Meeting of Shareholders held on March 24, 2017, Jung Ho Park was elected as an inside director and Dae Sik Cho was elected as a non-executive director. Jae Hoon Lee and Jae Hyeon Ahn were re-elected as independent directors and members of the audit committee and Jung Ho Ahn was elected as an independent director.

At the 33rd General Meeting of Shareholders held on March 24, 2017, in accordance with our articles of incorporation, Jung Ho Park was granted options to purchase shares of our common stock. See “VIII-4. Stock Options Granted and Exercised” for more information.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
397th (the 1st meeting of 2017)	January 4, 2017	• Approval of share exchange agreement with SK Communications	Approved as proposed
398th (the 2nd meeting of 2017)	February 2, 2017

•    Financial statements as of and for the year ended December 31, 2016

•    Annual business report as of and for the year ended December 31, 2016

•    Delegation of funding through long-term borrowings in 2017

•    Lease contract with SK Broadband

•    Approval of IT SM transactions in 2017

•    Report of internal accounting management

•    Report for the period after the fourth quarter of 2016

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —
399th (the 3rd meeting of 2017)	February 23, 2017	• Plan for the 33rd General Meeting of Shareholders • Amendment to the regulations of the Board of Directors • Report of internal accounting management	Approved as proposed Approved as proposed —
400th (the 4th meeting of 2017)	March 24, 2017

•    Election of the chief executive officer

•    Election of the chairman of the Board of Directors

•    Election of committee members

•    Transactions with SK Holdings in the second quarter of 2017

•    Amendment to the regulations of the Board of Directors

•    Transactions related to corporate bonds with SK Securities

•    Transactions related to fund management with SK Securities

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

42

C.	Committees within Board of Directors

(1)	Committee structure (as of March 31, 2017)

(a) Compensation	Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Dae Shick Oh, Jae Hoon Lee, Jung Ho Ahn	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(b) Capex	Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn, Jung Ho Ahn	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(c) Corporate	Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hoon Lee, Jae Hyeon Ahn, Jung Ho Ahn	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(d) Independent	Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Jung Ho Park	Dae Shick Oh, Jae Hyeon Ahn	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

(e) Audit	Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2. Audit System

The Company’s Audit Committee consists of three independent directors, Dae Shick Oh, Jae Hoon Lee and Jae Hyeon Ahn.

43

Major activities of the Audit Committee as of March 31, 2017 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2017	February 1, 2017	• Evaluation of internal accounting management system operation	—
		• Review of business and audit results for the second half of 2016 and business and audit plans for 2017	—
		• Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee	Approved as proposed
		• Contract for payment of customer appreciation gifts in 2017	Approved as proposed
		• Purchase of supplies from Happynarae Co., Ltd.	Approved as proposed

The 2nd meeting of 2017	February 22, 2017	• Report on the IFRS audit of fiscal year 2016	—
		• Report on review of 2016 internal accounting management system	—
		• Evaluation of internal accounting management system operation	Approved as proposed
		• Agenda and document review for the 33rd General Meeting of Shareholders	Approved as proposed
		• Auditor’s report for fiscal year 2016	Approved as proposed

The 3rd meeting of 2017	March 23, 2017	• Contract for maintenance services of optical cables in 2017	Approved as proposed
		• Contract for maintenance services of transmission equipment in 2017	Approved as proposed
		• Consulting for innovation in corporate social responsibility	Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

3.    Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.
Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

Also, neither written or electronic voting system is applicable. Minority shareholder rights were not exercised during the relevant period.

44

VII.	SHAREHOLDERS

1.     Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of March 31, 2017)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	1,067	0.00	1,067	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	251	0.00	251	0.00
Jung Ho Park	Officer of the Company	Common share	0	0.00	1,000	0.00
Myung Hyun Cho	Officer of affiliated company	Common share	60	0.00	0	0.00

Total		Common share	20,364,930	25.22	20,365,870	25.22

B.	Overview of the Largest Shareholder

As of March 31, 2017, the Company’s largest shareholder was SK Holdings Co., Ltd. (“SK Holdings”) with 20,363,452 shares (25.22%) of the Company. SK Holdings was established on April 13, 1991 and was made public on the securities market for the first time under the name SK C&C Co., Ltd. on November 11, 2009. On August 3, 2015, SK Holdings merged with and into SK C&C and the merged entity was renamed SK Holdings. The main business of SK Holdings includes managing its subsidiaries as a holding company, IT services, security services and logistics services, among others.

45

C.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows:

(As of March 31, 2017)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
	January 2, 2014	20,367,290	25.22	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	March 24, 2014	20,368,290	25.23	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	January 2, 2015	20,364,290	25.22	Shin Won Chey, SKC’s Chairman, disposed of 4,000 shares
	March 20, 2015	20,363,803	25.22	Appointment of CEO Dong Hyun Jang (ownership of 251 shares of the Company), Retirement of Sung Min Ha
SK Holdings	June 9, 2015	20,365,006	25.22	Purchase through the Share Exchange between SK Broadband and SK Telecom (Shin Won Chey, SKC’s Chairman, purchased 1,067 shares, and Myung Hyun Cho, SK Broadband’s independent director, purchased 136 shares)
	August 3, 2015	20,364,930	25.22	Myung Hyun Cho, SK Broadband’s independent director, disposed of 76 shares
	March 24, 2017	20,364,870	25.22	Retirement of Myung Hyun Cho, SK Broadband’s independent director (ownership of 60 shares of the Company)
	March 28, 2017	20,365,370	25.22	Jung Ho Park, CEO of the Company, purchased 500 shares.
	March 30, 2017	20,365,870	25.22	Jung Ho Park, CEO of the Company, purchased 500 additional shares.

*	Shares held are the sum of shares held by SK Holdings and its related parties.

2.    Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of March 31, 2017)			(Unit: in shares and percentages)
Rank	Name (title)	Common share
		Number of shares	Ownership ratio	Remarks
1	Citibank ADR	8,809,104	10.91%	—
2	SK Holdings	20,363,452	25.22%	—
3	SK Telecom	10,136,551	12.55%	Treasury shares
4	National Pension Service	7,368,329	9.13%	—
Shareholdings under the Employee Stock Ownership Program		—	0.00%	—

46

B.	Shareholder Distribution

(As of March 31, 2017)			(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	55,826	99.9%	34,275,422	42.45%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

3.     Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

				(Unit: in Won and shares)
Types		March 2017	February 2017	January 2017	December 2016	November 2016	October 2016
Common stock	Highest	262,500	232,000	229,000	232,500	226,500	232,500
	Lowest	229,500	218,000	219,000	224,000	217,000	216,000
	Average	249,159	226,425	224,525	229,500	221,773	224,025
Daily transaction volume	Highest	565,790	228,735	215,621	254,466	340,500	220,427
	Lowest	83,318	57,878	69,090	67,455	66,358	101,589
Monthly transaction volume		5,047,382	2,921,647	2,588,126	2,770,113	3,460,337	3,017,320

B.	Foreign Securities Market

New York Stock Exchange				(Unit: in U.S. dollars and number of American Depositary Receipts)
Types		March 2017	February 2017	January 2017	December 2016	November 2016	October 2016
Depositary receipt	Highest	25.85	22.74	21.60	22.36	21.77	22.60
	Lowest	22.22	21.32	20.64	20.85	20.71	21.46
	Average	24.36	22.09	21.27	21.64	21.19	22.00
Daily transaction volume	Highest	1,392,840	1,174,328	1,115,277	1,390,726	880,457	1,322,388
	Lowest	297,515	271,692	309,727	154,986	170,028	231,175
Monthly transaction volume		17,388,812	11,178,746	12,249,057	12,633,643	10,131,975	13,693,050

47

VIII.	EMPLOYEES AND DIRECTORS

1.     Employees

(As of March 31, 2017)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average service year	Aggregate wage for the first three months of 2017	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	3,735	—	105	—	3,840	12.8	197,230	51
—	Female	566	—	65	—	631	10.2	24,293	38
Total		4,301	—	170	—	4,471	12.4	221,523	49

*	Based on Section 9-1-2 (Employee Status) of the Corporate Disclosure Guidelines (amended as of February 2015).

2.     Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of March 31, 2017)	(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	6	12,000

B.	Amount Paid

B-1. Total Amount

(As of March 31, 2017)	(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
7	1,168	167	—

B-2. Amount by Classification

(As of March 31, 2017)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	1,088	363	—
Independent Directors	1	20	20	—
Audit Committee Members	3	60	20	—
Auditor	—	—	—

3.     Individual Compensation of Directors

Omitted in quarterly reports in accordance with Korean disclosure rules.

48

4.     Stock Options Granted and Exercised

A.     Stock Options Granted to Directors and Auditors

(As of March 31, 2017)		(Unit: in millions of Won)
Classification	Number of Directors	Fair Value of Stock Options	Remarks
Inside Directors	3	12	—
Independent Directors	1	—	—
Audit Committee Members	3	—	—
Auditor	—	—

*	See note 17 of the notes to the Company’s consolidated financial statements attached hereto for more information regarding the calculation method for the fair value of stock options.

B.	Stock Options Granted and Exercised

(As of March 31, 2017)							(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Changes			Unexercised Number of Shares	Exercise Period	Exercise Price
				Granted	Exercised	Canceled
Jung Ho Park	Inside Director	March 24, 2017	Treasury stock	22,168	—	—	22,168	March 25, 2019 – March 24, 2022	246,750
Jung Ho Park	Inside Director	March 24, 2017	Treasury stock	22,168	—	—	22,168	March 25, 2020 – March 24, 2023	266,490
Jung Ho Park	Inside Director	March 24, 2017	Treasury stock	22,168	—	—	22,168	Mach 25, 2021 – March 24, 2024	287,810

*	As of March 31, 2017, the closing price is Won 252,000.

49

IX.	RELATED PARTY TRANSACTIONS

1.     Line of Credit Extended to the Largest Shareholder

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	814	—	—	814	—	—

2.     Transfer of Assets to/from the Largest Shareholder and Other Transactions

Transfer of Assets

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Details					Remarks
		Transferred Assets	Purpose of Transfer	Date of Transfer	Purchase Price	Sale Price
SK TechX	Affiliate	Computer software	Sale of assets	January 31, 2017	—	552	—

Total					—	552	—

3.     Transactions with the Largest Shareholder

None.

4.     Related Party Transactions

See note 27 of the notes to the Company’s consolidated financial statements attached hereto for more information regarding related party transactions.

5.     Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Persons)

A.	Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	65,148	53,844	(47,249)	71,743	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—

50

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.    Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Status and Progress of Major Management Events

Date	Resolution	Description	Status
July 28, 2016	Acquisition of other company shares and investment securities

1. Issuing company: CJ HelloVision

2. Expected acquisition: 23,234,060 common shares (30.0%)

3. Amount to be paid: Won 500 billion

4. Acquisition Method: Cash

5. Purpose of acquisition: To secure position as the next generation media platform provider through merger with subsidiary SK Broadband

SK Broadband terminated the merger agreement, as the Korea Fair Trade Commission on July 18, 2016, denied approval of the proposed merger, which was a closing condition to the consummation of the merger.

B.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
31st Fiscal Year Meeting of Shareholders (March 20, 2015)

1.      Approval of the financial statements for the year

         ended December 31, 2014

2.      Amendments to Articles of Incorporation

3.      Election of directors

•    Election of an inside director

4.      Election of an independent director as Audit

         Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Dong Hyun Jang) Approved (Jae Hoon Lee) Approved (Won 12 billion)
32nd Fiscal Year Meeting of Shareholders (March 18, 2016)

1.      Approval of the financial statements for the year

         ended December 31, 2015

2.      Amendments to Articles of Incorporation

3.      Election of directors

•    Election of an inside director

•    Election of an independent director

4.      Election of an independent director as Audit

         Committee member

5.      Approval of remuneration limit for directors

6.      Amendments to executive payroll regulations

Approved (Cash dividend, Won 9,000 per share) Approved Approved (Dae Sik Cho) Approved (Dae Shick Oh) Approved (Dae Shick Oh) Approved (Won 12 billion) Approved
33rd Fiscal Year Meeting of Shareholders (March 24, 2017)

1.      Approval of the financial statements for the year

         ended December 31, 2016

2.      Amendments to Articles of Incorporation

3.      Election of directors

•    Election of an inside director

•    Election of a non-executive director

•    Election of an independent director

•    Election of an independent director

•    Election of an independent director

4.      Election of an independent director as Audit

         Committee member

•    Election of an independent director as Audit Committee member

•    Election of an independent director as Audit Committee member

5.      Approval of remuneration limit for directors

6.      Award of stock options

Approved (Cash dividend, Won 9,000 per share)

Approved

Approved (Jung Ho Park)

Approved (Dae Sik Cho)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Jung Ho Ahn)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Won 12 billion)

Approved

51

2.    Contingent Liabilities

[SK Telecom]

A.	Material Legal Proceedings

(1)	Claim for copyright license fees regarding “Coloring” services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment against the Company ordering the Company to pay Won 570 million to KOMCA, which was affirmed by the appellate court on October 26, 2011. The Company filed an appeal at the Supreme Court of Korea and the judgment was overturned on July 11, 2013. The case was remanded down to the appellate court which ruled in favor of the Company on September 4, 2014. KOMCA filed an appeal at the Supreme Court of Korea, and on January 15, 2015, the Supreme Court of Korea affirmed the Seoul High Court’s decision. There is no impact on the Company’s business or results of operation as the final outcome of this litigation has been rendered in favor of the Company.

B.	Other Contingent Liabilities

None.

[SK Broadband]

A.	Material Legal Proceedings

B.	Other Contingent Liabilities

(1)	Pledged assets and covenants

SK Broadband has entered into revolving credit facilities with a limit of Won 80 billion with two financial institutions including Shinhan Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband, upon approval by its board of directors, has provided guarantees for financial instruments amounting to Won 673 million to support employees’ funding for the Employee Stock Ownership Program.

Additionally, SK Broadband has provided “geun” mortgage amounting to Won 6,453 million to others, including Ilsan Guksa, on a part of its buildings in connection with the leasing of the buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

Seoul Guarantee Insurance Company has provided a performance guarantee of Won 17,440 million to SK Broadband in connection with the performance of certain contracts and the repair of any defects.

KB Kookmin Bank has provided a payment guarantee of Won 100 million to SK Broadband in connection with its e-commerce business.

52

[SK Planet]

A.	Material Legal Proceedings

As of March 31, 2017, there were nine pending cases proceeding with SK Planet as the defendant and the aggregate amount of the claims was Won 188.2 million. The management cannot reasonably forecast the outcome of these cases and no amount in connection with these proceedings was recognized on the Company’s financial statements.

B.	Other Contingent Liabilities

(1)	Borrowings

As of March 31, 2017, SK Planet’s borrowings from financial institutions are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Borrowing	Limit Amount	Borrowed Amount
KEB Hana Bank	Overdrafts	10,000,000	—
	Corporate credit card	70,000,000	17,398,013
Shinhan Bank	Overdrafts	15,000,000	—
	Electronic accounts receivable bond	15,000,000	—
Nonghyup Bank	Corporate credit card	5,000,000	—

Total		115,000,000	17,398,013

(2)	Payment guarantees

The material payment guarantees provided by third parties to SK Planet as of March 31, 2017 are set forth in the table below.

(Unit: in thousands of Won)
Recipient	Financial institution	Guarantee	Amount
SK Planet	Seoul Guarantee Insurance Company	Payment guarantee on e-commerce business	10,797,013
	KEB Hana Bank	Guarantee fulfillment of contractual obligations	2,423,581
		Other guarantees	500,000

The material payment guarantee provided to a third party by SK Planet as of March 31, 2017 is set forth in the table below.

(Unit: in thousands of Won)
Recipient	Financial institution	Guarantee	Amount
Celcom Planet Sdn Bhd	Citibank Berhad	Payment guarantee for overseas business	12,240,000

53

[SK Telink]

A.	Material Legal Proceedings

On October 14, 2016, 12 creditors filed a lawsuit to demand a court injunction against SK Telink regarding its plan to issue new stock (219,967 shares with a face value of Won 5,000) pursuant to the resolution of SK Telink’s board of directors on September 22, 2016. The court granted SK Telink’s motion to dismiss on October 24, 2016. There is no impact on SK Telink’s business or results of operation as the claim has been conclusively dismissed.

B.	Other Contingent Liabilities

Seoul Guarantee Insurance Company and KB Insurance have provided performance guarantees of Won 13,842,915,000 and Won 3,425 million, respectively, to SK Telink in connection with the performance of and potential losses from certain contracts.

SK Telink has provided a performance guarantee of up to Won 722,152,000 to business partners through Seoul Guarantee Insurance Company.

SK Telink has entered into revolving credit facilities with a limit of Won 30 billion with KEB Hana Bank in relation to its loans.

[SK Communications]

A.	Material Legal Proceedings

As of March 31, 2017, the aggregate amount of pending claims against SK Communications was Won 1,064 million. There were twelve pending cases relating to a leak of personal information of subscribers of NATE at various appellate courts and the Supreme Court in Korea. Among the pending cases, the district courts partially ruled against SK Communications in two cases and the claimed amounts with respect to such cases was Won 577 million.

The management cannot reasonably forecast the outcome of the pending proceedings, and as a result, adjustments were not made in the financial statements of the Company. The Company does not believe that the outcome of any of the proceedings in which SK Communications is named as a defendant will have a material effect on the Company’s financial statements.

B.	Other Contingent Liabilities

The material payment guarantees provided by third parties to SK Communications as of December 31, 2016 are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Guarantee	Amount
Seoul Guarantee Insurance Company	Prepaid coverage payment guarantee	700,000
	Provisional deposit guarantee insurance for bonds	10,000
	Provisional attachment of real estate	118,000

Total		828,000

54

[NSOK]

A.	Material Legal Proceedings

On June 21, 2016, a lawsuit was filed against NSOK for damages of Won 40 million in connection with the installation of security services. The management cannot reasonably forecast the outcome of this case and no amount in connection with this proceeding was recognized on the Company’s financial statements.

B.	Other Contingent Liabilities

NSOK has entered into revolving credit facilities with a limit of Won 10 billion with Woori Bank in relation to its loans.

3.    Status of Sanctions, etc.

[SK Telecom]

On March 7, 2014, the MSIP imposed a suspension of operations for 45 days for failure to observe the order of the Korea Communications Commission to cease providing discriminatory subsidies to subscribers. The Company suspended its operations during the period between April 5, 2014 and May 19, 2014, and reported to the MSIP on the implementation of actions pursuant to the suspension order by May 2014.

On March 13, 2014, the Korea Communications Commission imposed on the Company a fine of Won 16.65 billion, imposed a suspension on acquiring new customers for 7 days, and issued a correctional order for providing discriminatory subsidies to subscribers. In April 2014, the Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2014. The Company suspended acquisition of new customers during the period beginning September 11, 2014 and ending September 17, 2014, and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

On January 31, 2013, the Seoul Central District Court acquitted Mr. Jae Won Chey, the Company’s former director and vice chairman, on all charges against him. On September 27, 2013, the Seoul High Court reversed the acquittal of the above-mentioned former director, sentencing him to a prison term of three and a half years for violating the Act on the Aggravated Punishment, etc. of Specific Economic Crimes. On February 27, 2014, the Supreme Court of Korea affirmed the Seoul High Court’s decision. While the court’s final decision on the appealed case is not expected to have a material effect on the Company’s financial position, investors should note that it is difficult to predict, among others, the market’s assessment of such case.

On August 21, 2014, the Korea Communications Commission imposed on the Company a fine of Won 37.1 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

On December 4, 2014, the Korea Communications Commission imposed on the Company a fine of Won 800 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by January 2015.

On March 12, 2015, the Korea Communications Commission imposed on the Company a fine of Won 934 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to the Company’s compensation programs for used handsets. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2015.

55

On March 26, 2015, the Korea Communications Commission imposed on the Company a fine of Won 23.5 billion, imposed a suspension on acquiring new customers for seven days, and issued a correctional order for violating the Mobile Device Distribution Improvement Act. The Company paid the fine and implemented the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in May 2015. The suspension on acquiring new customers was implemented from October 1, 2015 to October 7, 2015.

On May 13, 2015, the Korea Communications Commission imposed on the Company a fine of Won 3.56 billion and issued a correctional order for violating its obligations to protect personal information (a fine of Won 360 million imposed for violation of its obligations to protect personal information and Won 3.2 billion imposed for damaging users’ interests). The Company paid the fine in July 2015 and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in September 2015. Whether the correctional order on the violation of obligations to protect personal information will be enforced depends on the Court’s ruling following the Company’s filing of an administrative proceeding to appeal the order on June 24, 2015.

On May 28, 2015, the Korea Communications Commission imposed on the Company a fine of Won 350 million and issued a correctional order for misleading and exaggerated advertisement of bundled media and telecommunications products. The Company paid the fine in August 2015 and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in October 2015.

On December 10, 2015, the Korea Communications Commission imposed on the Company a fine of Won 560 million and issued a correctional order for misleading and exaggerated advertisement of bundled media and telecommunications products. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in February 2016.

On January 14, 2016, the Korea Communications Commission imposed on the Company a fine of Won 15 million and issued a correctional order for failure to comply with the retention period for its subscribers’ personal information. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On December 6, 2016, the Korea Communications Commission imposed on the Company a fine of Won 1,280 million and issued a correctional order for violating the rights of subscribers in relation to its high-speed internet and bundled services. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On December 21, 2016, the Korea Communications Commission imposed on the Company a fine of Won 30 million and issued a correctional order for violation of its obligations to protect personal location-based information. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On March 21, 2017, the Korea Communications Commission imposed on the Company a fine of Won 784 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to the Company’s promotions targeting foreigners. The Company paid the fine and plans to report to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

[SK Broadband]

(1)	Violation of the Telecommunications Business Act

•	Date: May 28, 2015

56

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests through misleading and exaggerated advertisement of bundled media and telecommunications products).

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by inducing subscribers through misleading and exaggerated advertisements.

•	Status of Implementation: Established plans to manage distribution network related to the misleading and exaggerated advertisements.

•	Company’s Plan: Make an official announcement about having received the correctional order and improve operational procedures.

(2)	Violation of the Telecommunications Business Act

•	Date: December 10, 2015

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests through misleading and exaggerated advertisement of bundled media and telecommunications products).

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by inducing subscribers through misleading and exaggerated advertisements.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Plan: Make an official announcement about having received the correctional order

(3)	Violation of the Telecommunications Business Act

•	Date: September 27, 2016

•	Sanction: SK Broadband was imposed a fine of Won 6.4 million.

•	Reason and the Relevant Law: Violated Article 84-2 Paragraph 1, 104-2 Paragraph 5 of the Telecommunications Business Act and Article 66 of its Enforcement Decree by not having performed technological measures to prevent caller ID manipulations.

•	Status of Implementation: Paid the fine (September 27, 2016).

•	Company’s Plan: Implement technological measures to prevent caller ID manipulations through institutional improvement.

(4)	Violation of the Telecommunications Business Act

•	Date: December 6, 2016

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests in relation to high speed internet products and gifts).

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by providing telecommunications services in a manner different from the terms and conditions of use.

57

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Plan: Implement the correctional order and pay the fine.

(5)	Violation of the Internet Multimedia Broadcast Services Act

•	Date: December 21, 2016

•	Sanction: SK Broadband received a correctional order (corrective measures for violating prohibited acts under the Internet Multimedia Broadcast Services Act).

•	Reason and the Relevant Law: Violated Article 17-1 Paragraph 2 of the Internet Multimedia Broadcast Services Act and Article 15 of its Enforcement Decree by performing prohibited acts which undermine or are likely to undermine the fair competition of service providers or the interests of users.

•	Status of Implementation: Ceased the prohibited practice and paid the fine (Plan to make an official announcement about having received the correctional order and improve operating procedures).

•	Company’s Plan: Improve operation procedures in relation to the violation of prohibited acts.

[SK Planet]

(1)	Violation of the Electronic Financial Transactions Act

•	Date: May 4, 2016

•	Sanction: SK Planet received a fine of Won 25 million.

•	Reason and the Relevant Law: Violated Article 21 (Duty to Ensure Safety) of the Electronic Financial Transactions Act.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Implemented procedures to prevent recurrence such as setting up various detailed test scenarios, enhancing quality assurance, organizing real-time notification processes upon detection of abnormal transactions and refining a continuous monitoring and reporting system

(2)	Violation of the Act on Consumer Protection in Electronic Commerce

•	Date: August 19, 2016 (Fined); September 12, 2016 (Warned)

•	Sanction: SK Planet received a fine of Won 5 million.

•	Reason and the Relevant Law: Violated Article 21 (Prohibited Acts) of the Act on Consumer Protection in Electronic Commerce.

•	Status of Implementation: Admitted to the violation in connection with the warning but submitted a statement of objection on August 26, 2016 regarding the fine.

•	Company’s Plan: Executed a seminar regarding the Act on Consumer Protection in Electronic Commerce to prevent recurrence, reviewed the advertisement/display approval process and implemented a continuous monitoring system.

58

(3)	Violation of the Framework Act on Logistics Policies

•	Date: November 10, 2016

•	Sanction: SK Planet received a fine of Won 156 thousand for failing to register a modification of the international logistics brokerage business on time (Within 60 days from the date of modification).

•	Reason and the Relevant Law: Violated Article 43 of the Framework Act on Logistics Policies (Registration of international logistics brokerage business).

•	Company’s Plan: Implemented a continuous monitoring system to prevent its recurrence in registration of a modification.

[SK Telink]

(1)	Violation of the Telecommunications Business Act

•	Date: August 21, 2015

•	Subject: SK Telink

•	Sanction: SK Telink received a correctional order and a fine of Won 480 million.

•	Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 and Article 50-2 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by failing to inform or giving false information about key terms of the contract and failing to deliver usage contract

•	Status of Implementation: Ceased the prohibited practice, disclosed having received the correctional order in a newspaper (October 2015), improved operating procedures related to recruitment of users through phone solicitation calls and paid the fine (October 2015).

•	Company’s Plan: Accurately inform consumers of key terms of the contract and distribute usage contract by mail after entering into contract.

(2)	Violation of the Telecommunications Business Act

•	Date: February 4, 2016

•	Sanction: SK Telink received a correctional order and a fine of Won 49 million.

•	Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by transferring account names of cell phone lines without subscribers’ consent, changing phone numbers upon such transfer of account names, subscribing users to cell phone lines that exceed the maximum number of cell phone lines determined in the user agreement, opening accounts using a third party’s name and transferring ownership of and reselling the account, changing account names with fabricated names of foreigners and changing accounts of cell phone lines owned by foreigners whose residency period in Korea has expired.

•	Status of Implementation: Ceased the prohibited practice, disclosed having received the correctional order in the press (May 2016) and paid the fine (May 2016).

•	Company’s Plan: Improve operating procedures to prevent its recurrence.

59

4.     Important Matters That Occurred After March 31, 2017

None.

5.     Use of Direct Financing

A.	Use of Proceeds from Public Offerings

Not applicable.

B.	Use of Proceeds from Private Offerings

Not applicable.

60

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By: /s/ Sung Hyung Lee
(Signature)

Name:	Sung Hyung Lee
Title:	Senior Vice President

Date: June 14, 2017

Exhibit 99.1

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2017 and 2016

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate statement of financial position as of March 31, 2017, the condensed separate statements of income, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2017 and 2016, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The separate statement of financial position of the Company as of December 31, 2016, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 22, 2017, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2016, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 10, 2017

This report is effective as of May 10, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position

As of March 31, 2017 and December 31, 2016

(In millions of won)	Note	March 31, 2017		December 31, 2016
Assets
Current Assets:
Cash and cash equivalents	23,24	~~W~~	1,000,174	874,350
Short-term financial instruments	23,24		94,000	95,000
Short-term investment securities	5,23,24		47,355	97,340
Accounts receivable – trade, net	4,23,24,25		1,532,395	1,594,504
Short-term loans, net	4,23,24,25		61,091	54,143
Accounts receivable – other, net	4,23,24,25,28		747,760	772,570
Prepaid expenses			103,412	107,989
Inventories, net			24,935	32,479
Advanced payments and other	4,23,24		31,681	32,740

Total Current Assets			3,642,803	3,661,115

Non-Current Assets:
Long-term financial instruments	23,24		382	102
Long-term investment securities	5,23,24		617,316	560,966
Investments in subsidiaries, associates and joint ventures	6		8,771,677	8,726,538
Property and equipment, net	7,25		6,881,237	7,298,539
Goodwill			1,306,236	1,306,236
Intangible assets, net	8		3,196,668	3,275,663
Long-term loans, net	4,23,24,25		10,740	11,160
Long-term accounts receivable - other	4,23,24,25,28		26,535	147,139
Long-term prepaid expenses			25,844	27,918
Guarantee deposits	4,23,24,25		171,148	173,287
Long-term derivative financial assets	13,23,24		41,394	176,465
Deferred tax assets	21		24,871	58,410
Defined benefit assets	12		6,052	24,787
Other non-current assets			250	249

Total Non-Current Assets			21,080,350	21,787,459

Total Assets		~~W~~	24,723,153	25,448,574

See accompanying notes to the condensed separate interim financial statements.

3

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position, Continued

As of March 31, 2017 and December 31, 2016

(In millions of won)	Note	March 31, 2017		December 31, 2016
Liabilities and Shareholders’ Equity
Current Liabilities:
Current installments of long-term debt, net	9,23,24	~~W~~	801,527	628,868
Current installments of long-term payables – other	10,23,24		297,940	301,773
Accounts payable – other	23,24,25		1,472,247	1,546,252
Withholdings	23,24		704,092	642,582
Accrued expenses	23,24		578,703	663,918
Income tax payable	21		478,754	461,999
Unearned revenue			1,294	1,360
Derivative financial liabilities	13,23,24		114,958	86,950
Provisions	11		61,245	59,027
Receipts in advance			68,044	71,431

Total Current Liabilities			4,578,804	4,464,160

Non-Current Liabilities:
Debentures, excluding current installments, net	9,23,24		4,665,487	4,991,067
Long-term borrowings, excluding current installments, net	9,23,24		56,720	61,416
Long-term payables - other	10,23,24		1,311,757	1,602,943
Long-term unearned revenue			2,224	2,389
Long-term derivative financial liabilities	13,23,24		6,496	—
Long-term provisions	11		17,978	21,493
Other non-current liabilities	23,24		45,167	48,152

Total Non-Current Liabilities			6,105,829	6,727,460

Total Liabilities			10,684,633	11,191,620

Shareholders’ Equity:
Share capital	1,14		44,639	44,639
Capital surplus and others	14,15		371,493	371,481
Retained earnings	16		13,648,573	13,902,627
Reserves	17		(26,185)	(61,793)

Total Shareholders’ Equity			14,038,520	14,256,954

Total Liabilities and Shareholders’ Equity		~~W~~	24,723,153	25,448,574

See accompanying notes to the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Statements of Income

For the three-month periods ended March 31, 2017 and 2016

(In millions of won except for per share data)	Note	March 31, 2017		March 31, 2016
Operating revenue:	25
Revenue		~~W~~	3,087,956	3,098,261

Operating expenses:	25
Labor			156,878	172,985
Commissions			1,197,517	1,218,278
Depreciation and amortization			585,471	542,446
Network interconnection			156,734	193,285
Leased line			75,898	88,632
Advertising			22,444	27,058
Rent			111,521	104,547
Cost of products that have been resold			135,435	119,895
Others	18		206,662	201,284

			2,648,560	2,668,410

Operating profit			439,396	429,851

Finance income	20		128,068	108,048
Finance costs	20		(66,879)	(64,071)
Other non-operating income	19		7,176	28,899
Other non-operating expenses	19		(18,128)	(37,053)

Profit before income tax			489,633	465,674

Income tax expense	21		101,427	83,467

Profit for the period		~~W~~	388,206	382,207

Earnings per share:	22
Basic and diluted earnings per share (in won)		~~W~~	5,498	5,413

See accompanying notes to the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Statements of Comprehensive Income

For the three-month periods ended March 31, 2017 and 2016

(In millions of won)	Note	March 31, 2017		March 31, 2016
Profit for the period		~~W~~	388,206	382,207

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	12		(6,778)	(6,897)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	17		43,337	48,709
Net change in unrealized fair value of derivatives	13,17		(7,729)	(13,163)

Other comprehensive income for the period, net of taxes			28,830	28,649

Total comprehensive income		~~W~~	417,036	410,856

See accompanying notes to the condensed separate interim financial statements.

6

SK TELECOM CO., LTD.

Condensed Separate Statements of Changes in Equity

For the three-month periods ended March 31, 2017 and 2016

(In millions of won)
			Capital surplus and other capital adjustments
	Share capital		Paid-in surplus	Treasury stock	Hybrid bond	Share option	Other	Total	Retained earnings	Reserves	Total equity
Balance, January 1, 2016	~~W~~	44,639	2,915,887	(2,260,626)	398,518	—	(684,333)	369,446	13,418,603	(53,228)	13,779,460
Total comprehensive income:
Profit for the period		—	—	—	—	—	—	—	382,207	—	382,207
Other comprehensive income (loss)		—	—	—	—	—	—	—	(6,897)	35,546	28,649

		—	—	—	—	—	—	—	375,310	35,546	410,856

Transactions with owners:
Cash dividends		—	—	—	—	—	—	—	(635,482)	—	(635,482)

Balance, March 31, 2016	~~W~~	44,639	2,915,887	(2,260,626)	398,518	—	(684,333)	369,446	13,158,431	(17,682)	13,554,834

Balance, January 1, 2017	~~W~~	44,639	2,915,887	(2,260,626)	398,518	—	(682,298)	371,481	13,902,627	(61,793)	14,256,954
Total comprehensive income:
Profit for the period		—	—	—	—	—	—	—	388,206	—	388,206
Other comprehensive income (loss)		—	—	—	—	—	—	—	(6,778)	35,608	28,830

		—	—	—	—	—	—	—	381,428	35,608	417,036

Transactions with owners:
Cash dividends		—	—	—	—	—	—	—	(635,482)	—	(635,482)
Share option		—	—	—	—	12	—	12	—	—	12

Balance, March 31, 2017	~~W~~	44,639	2,915,887	(2,260,626)	398,518	12	(682,298)	371,493	13,648,573	(26,185)	14,038,520

See accompanying notes to the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows

For the three-month periods ended March 31, 2017 and 2016

(In millions of won)	Note	March 31, 2017		March 31, 2016
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	388,206	382,207
Adjustments for income and expenses	27		664,564	643,598
Changes in assets and liabilities related to operating activities	27		(56,740)	(295,007)

Sub-total			996,030	730,798
Interest received			18,186	5,841
Interest paid			(45,751)	(57,252)
Income tax paid			(72,439)	(17,046)

Net cash provided by operating activities			896,026	662,341

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities			50,000	—
Decrease in short-term financial instruments, net			1,000	15,000
Collection of short-term loans			47,248	31,911
Decrease in long-term financial instruments			1	—
Proceeds from disposal of long-term investment securities			4,111	5,763
Proceeds from disposal of property and equipment			7,095	3,699
Proceeds from disposal of intangible assets			672	210

Sub-total			110,127	56,583
Cash outflows for investing activities:
Increase in short-term investment securities, net			—	(65,000)
Increase in short-term loans			(53,844)	(43,081)
Acquisition of long-term investment securities			(16)	(3,494)
Acquisition of investments in subsidiaries, associates and joint ventures			(45,139)	(25,970)
Acquisition of property and equipment			(473,587)	(346,088)
Acquisition of intangible assets			(4,750)	(7,950)

Sub-total			(577,336)	(491,583)

Net cash used in investing activities		~~W~~	(467,209)	(435,000)

See accompanying notes to the condensed separate interim financial statements.

8

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2017 and 2016

(In millions of won)	Note	March 31, 2017		March 31, 2016
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	—	338,568

Sub-total			—	338,568
Cash outflows for financing activities:
Decrease in short-term borrowings, net			—	(230,000)
Repayments of long-term account payables-other			(302,867)	(120,718)
Repayments of debentures			—	(270,000)

Sub-total			(302,867)	(620,718)

Net cash used in financing activities			(302,867)	(282,150)

Net increase (decrease) in cash and cash equivalents			125,950	(54,809)
Cash and cash equivalents at beginning of the period			874,350	431,666
Effects of exchange rate changes on cash and cash equivalents			(126)	(225)

Cash and cash equivalents at end of the period		~~W~~	1,000,174	376,632

See accompanying notes to the condensed separate interim financial statements.

9

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2017, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service, other institutional investors and other minority stockholders	50,245,708	62.23
Treasury shares	10,136,551	12.55

Total number of shares	80,745,711	100.00

2.	Basis of Presentation

(1)	Statement of compliance

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting, as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2016. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor with joint control of, of significant influence over, an investee, in which the investments are accounted for at cost.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements as of and for the year ended December 31, 2016.

10

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

2.	Basis of Presentation, Continued

(2)	Use of estimates and judgments, Continued

2) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements is included in Note 24.

11

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2016. In addition, the following new standards are effective for annual periods beginning after January 1, 2017 and earlier application is permitted; however, the Company has not early adopted the following new standards in preparing these condensed separate interim financial statements.

(1) K-IFRS No. 1109, Financial Instruments

The Company currently plans to apply K-IFRS No.1109 in the period beginning on January 1, 2018 and to assess the financial impact on its financial statements resulting from the adoption of K-IFRS No. 1109 by December 31, 2017. The assessment results will be disclosed in its annual financial statements for the year ending December 31, 2017. As of March 31, 2017, there have been no material changes related to the Company’s plan for the adoption of K-IFRS No. 1109 which was disclosed in the Company’s separate financial statements as of December 31, 2016.

(2) K-IFRS No. 1115, Revenue from Contracts with Customers

The Company currently plans to apply K-IFRS No.1115 in the period beginning on January 1, 2018 and to assess the financial impact on its financial statements resulting from the adoption of K-IFRS No. 1115 by December 31, 2017. The assessment results will be disclosed in its annual financial statements for the year ending December 31, 2017. As of March 31, 2017, there have been no material changes related to the Company’s plan for the adoption of K-IFRS No. 1115 which was disclosed in the Company’s separate financial statements as of December 31, 2016.

12

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	1,656,173	(123,778)	1,532,395
Short-term loans		61,708	(617)	61,091
Accounts receivable - other		809,098	(61,338)	747,760
Accrued income		887	—	887

		2,527,866	(185,733)	2,342,133
Non-current assets:
Long-term loans		51,883	(41,143)	10,740
Accounts receivable - other		26,535	—	26,535
Guarantee deposits		171,148	—	171,148

		249,566	(41,143)	208,423

	~~W~~	2,777,432	(226,876)	2,550,556

(In millions of won)	December 31, 2016
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	1,713,531	(119,027)	1,594,504
Short-term loans		54,690	(547)	54,143
Accounts receivable - other		830,675	(58,105)	772,570
Accrued income		460	—	460

		2,599,356	(177,679)	2,421,677
Non-current assets:
Long-term loans		52,308	(41,148)	11,160
Accounts receivable - other		147,139	—	147,139
Guarantee deposits		173,287	—	173,287

		372,734	(41,148)	331,586

	~~W~~	2,972,090	(218,827)	2,753,263

13

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

4.	Trade and Other Receivables, Continued

(2)	Changes in the allowances for doubtful accounts during the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Balance at January 1	~~W~~	218,827	204,677
Bad debt expense		3,942	1,957
Write-offs		(5,629)	(253)
Collection of receivables previously written-off		9,736	5,348

Balance at March 31	~~W~~	226,876	211,729

5.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Beneficiary certificates	~~W~~	47,355	97,340

(2)	Details of long-term investment securities as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Equity securities:
Marketable equity securities	~~W~~	478,707	421,846
Unlisted equity securities		78,198	78,198
Equity investments		49,053	50,633

		605,958	550,677
Debt securities:
Investment bonds(*)		11,358	10,289

	~~W~~	617,316	560,966

(*)	The Company classified the convertible bonds of IRIVER LIMITED, amounting to ~~W~~8,428 million, as financial assets at fair value through profit or loss and the changes in the difference between carrying amount and fair value was accounted for as gain or loss relating to financial assets at fair value through profit or loss.

14

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

6.	Investments in Subsidiaries, Associates and Joint ventures

(1)	Investments in subsidiaries, associates and joint ventures as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Investments in subsidiaries	~~W~~	4,391,095	4,345,956
Investments in associates and joint ventures		4,380,582	4,380,582

	~~W~~	8,771,677	8,726,538

(2)	Details of investments in subsidiaries as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017				December 31, 2016
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,302,239	85.9	~~W~~	208,707	208,707
SK Broadband Co., Ltd.	298,460,212	100.0		1,870,582	1,870,582
SK Communications Co., Ltd.(*)	43,427,530	100.0		126,185	82,857
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICEACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SERVICE TOP Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.	57,338,266	98.1		1,298,237	1,298,237
IRIVER LIMITED	15,202,039	48.9		54,503	54,503
SK Telecom China Holdings Co., Ltd.	—	100.0		38,652	38,652
SKT Vietnam PTE. Ltd.	180,476,700	73.3		2,364	2,364
SKT Americas, Inc.	122	100.0		45,701	45,701
YTK Investment Ltd.	—	100.0		18,693	18,693
Atlas Investment	—	100.0		84,495	82,684
SK Global Healthcare Business Group Ltd.	—	100.0		39,649	39,649
Entrix Co., Ltd.	4,157,000	100.0		27,628	27,628
SK techx Co., Ltd.	6,323,905	100.0		128,371	128,371
One Store Co., Ltd.	10,409,600	65.5		82,186	82,186

			~~W~~	4,391,095	4,345,956

(*)	On November 24, 2016, the board of directors of the Company resolved to acquire all of the shares of SK Communications Co., Ltd. held by the other shareholders of SK Communications Co., Ltd. on February 7, 2017 at ~~W~~2,814 per share in cash. As of March 31, 2017, the Company wholly owns the SK Communications Co., Ltd.

15

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

6.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(3)	Details of investments in associates and joint ventures as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won, except for share data)	March 31, 2017				December 31, 2016
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.(*1)	720,000	9.6	~~W~~	47,830	47,830
HappyNarae Co., Ltd.	680,000	42.5		12,250	12,250
Korea IT Fund(*2)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*1)	393,460	19.1		1,532	1,532
KEB HanaCard Co., Ltd.(*1)	39,902,323	15.0		253,739	253,739
Daehan Kanggun BcN Co., Ltd.	1,675,124	29.0		353	353
NanoEnTek, Inc.	6,960,445	28.5		47,958	47,958
SK Industrial Development China Co., Ltd.	72,952,360	21.0		83,691	83,691
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1		14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1		14,243	14,243
SKY Property Mgmt. Ltd.	12,639	33.0		145,656	145,656
SK USA, Inc. and others	—	—		81,823	81,823

			~~W~~	4,345,106	4,345,106

Investment in joint venture:
Finnq Co. Ltd.(*3)	4,900,000	49.0	~~W~~	24,580	24,580
12CM GLOBAL PTE. LTD.(*3)	1,007,143	62.7		10,896	10,896

				35,476	35,476

			~~W~~	4,380,582	4,380,582

(*1)	These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of board of directors even though the Company has less than 20% of equity interests.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over Korea IT Fund under the contractual agreement.
(*3)	These investments were classified as investment in joint venture as the Company has joint control pursuant to the agreement with the other shareholders.

16

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

6.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(4)	The market price of investments in listed subsidiaries as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won, except for share data)	March 31, 2017				December 31, 2016
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
IRIVER LIMITED	~~W~~	5,800	15,202,039	88,172	5,400	15,202,039	82,091
SK Communications Co., Ltd.(*)		—	43,427,530	—	2,780	28,029,945	77,923

(*)	The market price of SK Communications Co., Ltd. as of March 31, 2017 is not available as the SK Communications Co., Ltd. was voluntarily delisted from KOSDAQ Market of Korea Exchange during the three-month period ended March 31, 2017.

7.	Property and Equipment

Changes in property and equipment for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended March 31, 2017
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	506,786	310	(3,529)	908	—	504,475
Buildings		557,021	83	(302)	3,411	(9,095)	551,118
Structures		357,065	1	(70)	80	(8,676)	348,400
Machinery		4,781,985	3,231	(181)	198,321	(414,599)	4,568,757
Other		492,410	53,432	(825)	(70,098)	(27,587)	447,332
Construction in progress		603,272	53,578	—	(195,695)	—	461,155

	~~W~~	7,298,539	110,635	(4,907)	(63,073)	(459,957)	6,881,237

(In millions of won)	For the three-month period ended March 31, 2016
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	494,359	38	(2,565)	4,473	—	496,305
Buildings		557,932	162	(8,271)	14,961	(8,868)	555,916
Structures		342,411	—	(15)	3,687	(8,217)	337,866
Machinery		5,222,023	3,679	(126)	90,292	(401,732)	4,914,136
Other		402,252	44,147	(879)	(59,030)	(28,107)	358,383
Construction in progress		423,303	23,952	(7,000)	(64,122)	—	376,133

	~~W~~	7,442,280	71,978	(18,856)	(9,739)	(446,924)	7,038,739

17

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

8.	Intangible Assets

(1)	Details of the changes in intangible assets for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2017
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,580,828	—	—	—	(100,972)	2,479,856
Land usage rights		8,359	605	(46)	200	(921)	8,197
Industrial rights		13,692	1,194	—	—	(926)	13,960
Facility usage rights		16,259	234	—	9	(673)	15,829
Club memberships		43,984	950	—	—	—	44,934
Other		612,541	1,767	(562)	70,550	(50,404)	633,892

	~~W~~	3,275,663	4,750	(608)	70,759	(153,896)	3,196,668

(In millions of won)
	For the three-month period ended March 31, 2016
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	1,103,517	—	—	—	(70,132)	1,033,385
Land usage rights		11,695	—	—	—	(1,164)	10,531
Industrial rights		11,828	608	—	—	(947)	11,489
Facility usage rights		16,486	199	—	27	(636)	16,076
Club memberships		61,512	—	(210)	—	—	61,302
Other		561,031	7,143	—	18,361	(50,958)	535,577

	~~W~~	1,766,069	7,950	(210)	18,388	(123,837)	1,668,360

(2)	Details of frequency usage rights as of March 31, 2017 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	172,312	Frequency usage rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		596,695	Frequency usage rights relating to LTE service	Sept. 2013	Dec. 2021
WiBro license		4,719	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,183,835	Frequency usage rights relating to LTE service	Sept. 2016	Dec. 2026
2.1GHz license		522,295	Frequency usage rights relating to W-CDMA and LTE service	Dec. 2016	Dec. 2021

	~~W~~	2,479,856

18

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

9.	Borrowings and Debentures

(1)	Long-term borrowings as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	March 31, 2017		December 31, 2016
Export Kreditnamnden	1.70	Apr. 29, 2022	~~W~~	70,644 (USD 63,296)	76,493 (USD 63,296)

Less present value discount				(1,339)	(1,586)

				69,305	74,907
Less current installments				(12,585)	(13,491)

			~~W~~	56,720	61,416

(2)	Debentures as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	March 31, 2017		December 31, 2016
Unsecured private bonds	Other fund	2018	5.00	~~W~~	200,000	200,000
Unsecured private bonds	Operating fund	2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured private bonds		2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds		2019	3.30		50,000	50,000
Unsecured private bonds		2024	3.64		150,000	150,000
Unsecured private bonds(*1)		2029	4.72		59,931	59,600
Unsecured private bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured private bonds		2021	2.66		150,000	150,000
Unsecured private bonds		2024	2.82		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured private bonds		2025	2.49		150,000	150,000
Unsecured private bonds		2030	2.61		50,000	50,000
Unsecured private bonds	Operating fund	2018	1.89		90,000	90,000
Unsecured private bonds		2025	2.66		70,000	70,000
Unsecured private bonds		2030	2.82		90,000	90,000
Unsecured private bonds	Operating and refinancing fund	2018	2.07		80,000	80,000
Unsecured private bonds		2025	2.55		100,000	100,000
Unsecured private bonds		2035	2.75		70,000	70,000
Unsecured private bonds	Operating fund	2019	1.65		70,000	70,000
Unsecured private bonds		2021	1.80		100,000	100,000
Unsecured private bonds		2026	2.08		90,000	90,000
Unsecured private bonds		2036	2.24		80,000	80,000
Unsecured private bonds		2019	1.62		50,000	50,000
Unsecured private bonds		2021	1.71		50,000	50,000
Unsecured private bonds		2026	1.97		120,000	120,000
Unsecured private bonds		2031	2.17		50,000	50,000

19

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

9.	Borrowings and Debentures, Continued

(2)	Debentures as of March 31, 2017 and December 31, 2016 are as follows, Continued:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	March 31, 2017		December 31, 2016
Unsecured global bonds	Operating fund	2027	6.63		446,440	483,400
					(USD 400,000)	(USD 400,000)
Unsecured private Swiss bonds		2017	1.75		334,662	354,399
					(CHF 300,000)	(CHF 300,000)
Unsecured global bonds		2018	2.13		781,270	845,950
					(USD 700,000)	(USD 700,000)
Unsecured private Australian bonds		2017	4.75		256,011	261,615
					(AUD 300,000)	(AUD 300,000)
Floating rate notes (*2)		2020	3M Libor + 0.88		334,830	362,550
					(USD 300,000)	(USD 300,000)

					5,473,144	5,627,514
Less discounts on bonds					(18,715)	(21,070)

					5,454,429	5,606,444
Less current installments of bonds					(788,942)	(615,377)

				~~W~~	4,665,487	4,991,067

(*1)	The Company eliminates measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.

The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the principal amount required to repay at maturity by ~~W~~9,931 million as of March 31, 2017.

(*2)	As of March 31, 2017, 3M LIBOR rate is 1.15%.

10.	Long-term Payables - Other

(1)	As of March 31, 2017 and December 31, 2016, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 8):

(In millions of won)	March 31, 2017		December 31, 2016
Long-term payables - other	~~W~~	1,710,255	2,013,122
Present value discount on long-term payables – other		(100,558)	(108,406)

		1,609,697	1,904,716
Less current installments of long-term payables – other		(297,940)	(301,773)

Carrying amount at period end	~~W~~	1,311,757	1,602,943

20

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

10.	Long-term Payables – Other, Continued

(2)	The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of March 31, 2017 is as follows:

(In millions of won)	Amount
Less than 1 year	~~W~~	302,867
1~3 years		605,734
3~5 years		402,624
More than 5 years		399,030

	~~W~~	1,710,255

11.	Provisions

Changes in provisions for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended March 31, 2017						As of March 31, 2017
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	24,710	—	(2,703)	—	22,007	20,445	1,562
Provision for restoration		53,022	660	(226)	(258)	53,198	36,782	16,416
Emission allowance		2,788	1,230	—	—	4,018	4,018	—

	~~W~~	80,520	1,890	(2,929)	(258)	79,223	61,245	17,978

(In millions of won)	For the three-month period ended March 31, 2016						As of March 31, 2016
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	5,670	—	(781)	—	4,889	1,451	3,438
Provision for restoration		50,459	900	(170)	(75)	51,114	37,208	13,906
Emission allowance		1,477	—	—	—	1,477	1,477	—

	~~W~~	57,606	900	(951)	(75)	57,480	40,136	17,344

The Company has provided handset subsidy to subscribers who purchase wireless telecommunication services from the Company and recognized a provision for subsidy amounts which the Company has obligations to pay in future periods.

21

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

12.	Defined Benefit Assets

(1)	Details of defined benefit assets as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Present value of defined benefit obligations	~~W~~	262,005	240,289
Fair value of plan assets		(268,057)	(265,076)

	~~W~~	(6,052)	(24,787)

(2)	Changes in defined benefit obligations for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Beginning balance	~~W~~	240,289	212,139
Current service cost		9,511	8,977
Interest cost		1,551	1,324
Remeasurement:
- Adjustment based on experience		8,749	3,643
Benefit paid		(3,984)	(2,666)
Others		5,889	407

Ending balance	~~W~~	262,005	223,824

(3)	Changes in plan assets for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Beginning balance	~~W~~	265,076	208,133
Interest income		1,616	1,279
Remeasurement		(192)	(5,457)
Contribution		20,000	—
Benefit paid		(22,521)	(2,622)
Others		4,078	—

Ending balance	~~W~~	268,057	201,333

(4)	Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Current service cost	~~W~~	9,511	8,977
Net Interest cost (income)		(65)	45

	~~W~~	9,446	9,022

22

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

13.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of March 31, 2017 are as follows:

Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 400,000)	Foreign currency risk	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds with face value of CHF 300,000)	Foreign currency risk	Citibank and four other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 700,000)	Foreign currency risk	Standard Chartered and eight other banks	Nov. 1, 2012~ May 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds with face value of AUD 300,000)	Foreign currency risk	BNP Paribas and two other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds with face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS Bbank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency (U.S. dollar borrowing amounting to USD 63,296)	Foreign currency risk	Deutsche Bank	Dec.16, 2013 ~ Apr. 29, 2022

23

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

13.	Derivative Instruments, Continued

(2)	As of March 31, 2017, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge					Held for trading	Total
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translations (gain)loss	Others (*)
Non-current assets:
Structured bond (face value of KRW 50,000)	~~W~~	—	—	—	—	7,722		7,722
Fixed-to-fixed cross currency swap (face value of USD 400,000)		(66,390)	(21,196)	(10,902)	129,806	—		31,318
Floating-to-fixed cross currency interest rate swap (face value of USD 300,000)		(5,572)	(1,779)	9,705	—	—		2,354

Total assets							~~W~~	41,394

Current liabilities:
Fixed-to-fixed cross currency swap (face value of CHF 300,000)	~~W~~	(6,320)	(2,018)	(28,800)	—	—		(37,138)
Fixed-to-fixed cross currency swap (face value of AUD 300,000)		1,023	327	(79,170)	—	—		(77,820)
Non-current liabilities:
Fixed-to-fixed cross currency swap (face value of USD 700,000)	~~W~~	(17,406)	(5,556)	17,694	—	—		(5,268)
Fixed-to-fixed cross currency swap (face value of USD 63,296)		(3,820)	(1,219)	3,811	—	—		(1,228)

Total liabilities	~~W~~						~~W~~	(121,454)

(*)	Cash flow hedge accounting has been applied to the relevant contracts from May 12, 2010. Others represent gain on valuation of currency swap recognized in profit or loss prior to May 12, 2010.

24

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

14.	Share Capital and Capital Surplus and Others

The Company’s outstanding share capital consists entirely of common stocks with a par value of ~~W~~500. The number of authorized, issued and outstanding common stocks and the details of capital surplus and others as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won, except for share data)
	March 31, 2017		December 31, 2016
Number of authorized shares		220,000,000	220,000,000
Number of issued shares		80,745,711	80,745,711
Share capital:
Common stock	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares		(2,260,626)	(2,260,626)
Hybrid bonds		398,518	398,518
Share option (Note 15)		12	—
Others		(682,298)	(682,298)

	~~W~~	371,493	371,481

There were no changes in share capital for the three-month periods ended March 31, 2017 and 2016 and details of shares outstanding as of March 31, 2017 and 2016 are as follows:

(In shares)	March 31, 2017			March 31, 2016
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Issued shares	80,745,711	10,136,551	70,609,160	80,745,711	10,136,551	70,609,160

15.	Share option

(1)	At the shareholders’ meeting held on March 24, 2017, the Company established a share option program that entitles key management personnel the option to purchase common shares in the Company. The terms and conditions related to the grants of the share options granted under the share option program are as follows:

	1-1	1-2	1-3
Grant date	March 24, 2017
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares
Number of shares (in shares)	22,168	22,168	22,168
Exercise price (in won)	246,750	266,490	287,810
Contractual life of options	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date

25

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

15.	Share option, Continued

(2)	Share compensation expense recognized during the three-month period ended March 31, 2017 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
During March 31, 2017	~~W~~	12
In subsequent periods		1,379

	~~W~~	1,391

(3)	The Company used binomial option pricing model and the inputs used in the measurement of the fair value of the share options at grant date of the share-based payment plans are as follows:

	1-1	1-2	1-3
Risk-free interest rate	1.86%	1.95%	2.07%
Option life	5 years	6 years	7 years
Share price (Closing price on the preceding day in won)	262,500	262,500	262,500
Expected volatility	13.38%	13.38%	13.38%
Expected dividends	3.80%	3.80%	3.80%
Exercise price (in won)	246,750	266,490	287,810
Fair value per share (in won)	27,015	20,240	15,480

16.	Retained Earnings

Retained earnings as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017		December 31, 2016
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for research & manpower development		—	60,001
Reserve for business expansion		10,171,138	9,871,138
Reserve for technology development		3,071,300	2,826,300

		13,264,758	12,779,759
Unappropriated		383,815	1,122,868

	~~W~~	13,648,573	13,902,627

26

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

17.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017		December 31, 2016
Valuation gain on available-for-sale financial assets	~~W~~	72,300	28,963
Valuation loss on derivatives		(98,485)	(90,756)

	~~W~~	(26,185)	(61,793)

(2)	Changes in reserves for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended March 31, 2017
	Valuation gain on available-for- sale financial assets		Valuation loss on derivatives	Total
Balance at January 1, 2017	~~W~~	28,963	(90,756)	(61,793)
Changes, net of taxes		43,337	(7,729)	35,608

Balance at March 31, 2017	~~W~~	72,300	(98,485)	(26,185)

(In millions of won)	For the three-month period ended March 31, 2016
	Valuation gain on available-for- sale financial assets		Valuation loss on derivatives	Total
Balance at January 1, 2016	~~W~~	23,578	(76,806)	(53,228)
Changes, net of taxes		48,709	(13,163)	35,546

Balance at March 31, 2016	~~W~~	72,287	(89,969)	(17,682)

18.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Other Operating Expenses:
Communication	~~W~~	6,367	8,000
Utilities		56,595	53,618
Taxes and dues		4,472	4,979
Repair		50,557	46,624
Research and development		71,249	67,169
Training		4,883	5,060
Bad debt for accounts receivable - trade		1,245	2,565
Other		11,294	13,269

	~~W~~	206,662	201,284

27

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

19.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	4,012	435
Reversal of allowance for doubtful accounts		—	608
Others		3,164	27,856

	~~W~~	7,176	28,899

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	1,760	7,342
Donations		12,126	29,200
Bad debt for accounts receivable - other		2,697	—
Others		1,545	511

	~~W~~	18,128	37,053

20.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Finance Income:
Interest income	~~W~~	20,308	6,379
Gain on sale of accounts receivable - trade		5,025	2,663
Dividends		97,811	90,351
Gain on foreign currency transactions		1,203	4,786
Gain on foreign currency translations		30	38
Gain on disposal of long-term investment securities		2,267	610
Gain relating to financial assets at fair value through profit or loss		1,069	—
Gain on valuation of derivatives		355	3,221

	~~W~~	128,068	108,048

28

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

20.	Finance Income and Costs, Continued

(1)	Details of finance income and costs for the three-month periods ended March 31, 2017 and 2016 are as follows, Continued:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Finance Costs:
Interest expenses	~~W~~	61,651	59,472
Loss on foreign currency transactions		3,081	2,190
Loss on foreign currency translations		1,767	798
Loss on disposal of long-term investment securities		49	44
Loss relating to financial assets at fair value through profit or loss		—	525
Loss relating to financial liabilities at fair value through profit or loss		331	226
Others		—	816

	~~W~~	66,879	64,071

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Interest income on cash equivalents and short-term financial instruments	~~W~~	3,008	2,197
Interest income on installment receivables and others		17,300	4,182

	~~W~~	20,308	6,379

(3)	Details of interest expenses included in finance costs for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Interest expense on bank overdrafts and borrowings	~~W~~	1,404	1,505
Interest expense on debentures		44,379	49,202
Others		15,868	8,765

	~~W~~	61,651	59,472

29

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

20.	Finance Income and Costs, Continued

(4)	Details of impairment losses on financial assets for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Accounts receivable – trade	~~W~~	1,245	2,565
Other receivables		2,697	—
Available-for-sale financial assets		—	816

	~~W~~	3,942	3,381

21.	Income Tax Expense

Income tax expense was calculated by considering current tax expense adjusted to changes in estimates related to prior periods, deferred tax expenses by origination and reversal of temporary differences.

22.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2017 and 2016 are calculated as follows:

(In millions of won, shares)	For the three-month period ended
	March 31, 2017		March 31, 2016
Profit for the period	~~W~~	388,206	382,207
Weighted average number of common shares outstanding		70,609,160	70,609,160

Basic earnings per share (in won)	~~W~~	5,498	5,413

30

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

22.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2017 and 2016 are calculated as follows:

(In shares)	For the three-month period ended
	March 31, 2017	March 31, 2016
Issued common shares at January 1	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(10,136,551)

Weighted average number of common shares outstanding at March 31	70,609,160	70,609,160

(2)	Diluted earnings per share

For the three-month periods ended March 31, 2017 and 2016, there were no potentially dilutive shares. Therefore, diluted earnings per share for the three-month periods ended March 31, 2017 and 2016 are the same as basic earnings per share.

23.	Categories of Financial Instruments

(1)	Financial assets by category as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives designated as hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	1,000,174	—	1,000,174
Financial instruments		—	—	94,382	—	94,382
Short-term investment securities		—	47,355	—	—	47,355
Long-term investment securities(*1)		8,428	608,888	—	—	617,316
Accounts receivable - trade		—	—	1,532,395	—	1,532,395
Loans and other receivables(*2)		—	—	1,018,161	—	1,018,161
Derivative financial assets		7,722	—	—	33,672	41,394

	~~W~~	16,150	656,243	3,645,112	33,672	4,351,177

31

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

23.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of March 31, 2017 and December 31, 2016 are as follows, Continued:

(In millions of won)
	December 31, 2016
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives designated as hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	874,350	—	874,350
Financial instruments		—	—	95,102	—	95,102
Short-term investment securities		—	97,340	—	—	97,340
Long-term investment securities(*1)		7,359	553,607	—	—	560,966
Accounts receivable - trade		—	—	1,594,504	—	1,594,504
Loans and other receivables(*2)		—	—	1,158,759	—	1,158,759
Derivative financial assets		7,368	—	—	169,097	176,465

	~~W~~	14,727	650,947	3,722,715	169,097	4,557,486

(*1)	Long-term investment securities were designated as financial assets at fair value through profit or loss since the fair value of embedded derivative (conversion right) could not be separately measured.
(*2)	Details of loans and other receivables as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017		December 31, 2016
Short-term loans	~~W~~	61,091	54,143
Accounts receivable – other		747,760	772,570
Accrued income		887	460
Long-term loans		10,740	11,160
Long-term accounts receivable – other		26,535	147,139
Guarantee deposits		171,148	173,287

	~~W~~	1,018,161	1,158,759

32

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

23.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives designated as hedging instrument	Total
Derivative financial liabilities	~~W~~	—	—	121,454	121,454
Borrowings		—	69,305	—	69,305
Debentures (*1)		59,931	5,394,498	—	5,454,429
Accounts payable - other and others (*2)		—	3,693,688	—	3,693,688

	~~W~~	59,931	9,157,491	121,454	9,338,876

(In millions of won)
	December 31, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives designated as hedging instrument	Total
Derivative financial liabilities	~~W~~	—	—	86,950	86,950
Borrowings		—	74,907	—	74,907
Debentures (*1)		59,600	5,546,844	—	5,606,444
Accounts payable - other and others (*2)		—	4,150,132	—	4,150,132

	~~W~~	59,600	9,771,883	86,950	9,918,433

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of March 31, 2017 and December 31, 2016 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.

(*2)	Details of accounts payable – other and others as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017		December 31, 2016
Accounts payable - other	~~W~~	1,472,247	1,546,252
Withholdings		40	40
Accrued expenses		578,703	663,918
Current portion of long-term payables - other		297,940	301,773
Long-term payables - other		1,311,757	1,602,943
Other non-current liabilities		33,001	35,206

	~~W~~	3,693,688	4,150,132

33

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

24.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, and accounts receivable - trade and other. Financial liabilities consist of accounts payable - trade and other, borrowings, and debentures.

1) Market risk

(i) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of March 31, 2017 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	43,681	~~W~~	48,753	1,455,027	~~W~~	1,623,956
EUR	38,767		46,233	—		—
JPY	19,296		193	—		—
AUD	—		—	299,663		255,724
CHF	—		—	299,913		334,565
Others	—		477	—		—

		~~W~~	95,656		~~W~~	2,214,245

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 13)

As of March 31, 2017, a hypothetical change in exchange rates by 10% would have increased (reduced) the Company’s income before income taxes as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	4,828	(4,828)
EUR		4,623	(4,623)
JPY		19	(19)
Others		48	(48)

	~~W~~	9,518	(9,518)

34

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

24.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(ii) Equity price risk

The Company has listed and non-listed equity securities for its liquidity management and operating purpose. As of March 31, 2017, available-for-sale equity instruments measured at fair value amount to ~~W~~528,933 million.

(iii) Interest rate risk

The interest rate risk of the Company arises from borrowings and debentures. Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows are not influenced by the changes in market interest rates.

The Company performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures such as refinancing, renewal, alternative financing and hedging.

As of March 31, 2017, floating-rate debentures amount to ~~W~~334,830 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (Refer to Note 13). Therefore, income before income taxes for the three-month period ended March 31, 2017 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

2) Credit risk

The maximum credit exposure as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017		December 31, 2016
Cash and cash equivalents	~~W~~	1,000,130	874,310
Financial instruments		94,382	95,102
Available-for-sale financial assets		2,930	2,930
Accounts receivable – trade		1,532,395	1,594,504
Loans and other receivables		1,018,161	1,158,759
Derivative financial assets		41,394	176,465
Financial assets at fair value through profit or loss		8,428	7,359

	~~W~~	3,697,820	3,909,429

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations.

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

35

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

24.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2) Credit risk, Continued

The Company establishes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of March 31, 2017.

3) Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2017 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*)	~~W~~	69,305	74,907	14,132	54,314	6,461
Debentures(*)		5,454,429	6,525,376	970,794	2,803,745	2,750,837
Accounts payable - other and others		3,693,688	3,885,994	2,380,028	1,095,788	410,178

	~~W~~	9,217,422	10,486,277	3,364,954	3,953,847	3,167,476

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*)	Includes interest payables.

As of March 31, 2017, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	33,672	31,525	7,417	36,231	(12,123)
Liabilities		(121,454)	(122,435)	(121,961)	(271)	(203)

	~~W~~	(87,782)	(90,910)	(114,544)	35,960	(12,326)

36

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

24.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2016.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity both from the financial statements.

Debt-equity ratio as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017		December 31, 2016
Total liabilities	~~W~~	10,684,633	11,191,620
Total equity		14,038,520	14,256,954
Debt-equity ratios		76.11%	78.50%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2017 are as follows:

(In millions of won)	March 31, 2017
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
Financial assets at fair value through profit or loss	~~W~~	16,150	—	7,722	8,428	16,150
Derivative financial assets		33,672	—	33,672	—	33,672
Available-for-sale financial assets		528,933	478,707	47,355	2,871	528,933

	~~W~~	578,755	478,707	88,749	11,299	578,755

Financial liabilities that are measured at fair value:
Financial liabilities at fair value through profit or loss	~~W~~	59,931	—	59,931	—	59,931
Derivative financial liabilities		121,454	—	121,454	—	121,454

	~~W~~	181,385	—	181,385	—	181,385

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	69,305	—	71,074	—	71,074
Debentures		5,394,498	—	5,783,731	—	5,783,731
Long-term payables – other		1,609,697	—	1,741,192	—	1,741,192

	~~W~~	7,073,500	—	7,595,997	—	7,595,997

37

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

24.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2016 are as follows:

(In millions of won)	December 31, 2016
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
Financial assets at fair value through profit or loss	~~W~~	14,727	—	7,368	7,359	14,727
Derivative financial assets		169,097	—	169,097	—	169,097
Available-for-sale financial assets		522,491	421,846	97,340	3,305	522,491

	~~W~~	706,315	421,846	273,805	10,664	706,315

Financial liabilities that are measured at fair value:
Financial liabilities at fair value through profit or loss	~~W~~	59,600	—	59,600	—	59,600
Derivative financial Liabilities		86,950	—	86,950	—	86,950

	~~W~~	146,550	—	146,550	—	146,550

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	74,907	—	76,574	—	76,574
Debentures		5,546,844	—	5,957,419	—	5,957,419
Long-term payables – other		1,904,716	—	2,082,141	—	2,082,141

	~~W~~	7,526,467	—	8,116,134	—	8,116,134

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ~~W~~127,310 million and ~~W~~128,456 million as of March 31, 2017 and December 31, 2016, respectively, are measured at cost in accordance with K-IFRS 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments and for which fair value cannot be reliably measured using other valuation methods.

38

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

24.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of March 31, 2017 are as follows:

Interest rate
Derivative instruments	1.49 ~ 2.03%
Borrowings and debentures	2.08 ~ 2.15%
Long-term payables - other	1.78 ~ 2.31%

3)	There have been no transfers between Level 2 to Level 1 for the three-month period ended March 31, 2017 and changes of financial assets classified as Level 3 for the three-month period ended March 31, 2017 are as follows:

(In millions of won)
	Balance at January 1, 2017		Gain for the period	Other comprehensive loss	Balance at March 31, 2017
Financial assets at fair value through profit or loss	~~W~~	7,359	1,069	—	8,428
Available-for-sale financial assets		3,305	—	(434)	2,871

39

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

24.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	32,081	—	32,081	(32,081)	—
Accounts receivable – trade and others		83,757	(79,932)	3,825	—	3,825

	~~W~~	115,838	(79,932)	35,906	(32,081)	3,825

Financial liabilities:
Derivatives(*)	~~W~~	88,335	—	88,335	(32,081)	56,254
Accounts payable – other and others		79,932	(79,932)	—	—	—

	~~W~~	168,267	(79,932)	88,335	(32,081)	56,254

(In millions of won)
	December 31, 2016
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	74,708	—	74,708	(74,708)	—
Accounts receivable – trade and others		110,762	(103,250)	7,512	—	7,512

	~~W~~	185,470	(103,250)	82,220	(74,708)	7,512

Financial liabilities:
Derivatives(*)	~~W~~	86,950	—	86,950	(74,708)	12,242
Accounts payable – other and others		103,250	(103,250)	—	—	—

	~~W~~	190,200	(103,250)	86,950	(74,708)	12,242

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

40

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

25.	Related Parties and Others

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 37 others(*)
Joint ventures	Dogus Planet, Inc. and 5 others
Associates	SK hynix Inc. and 44 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(*)	As of March 31, 2017, subsidiaries of the Company are as follows:

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	85.9	Telecommunication and MVNO service
	SK Communications Co., Ltd.(*2)	100.0	Internet website services
	SK Broadband Co., Ltd.	100.0	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICEACE Co., Ltd.	100.0	Customer center management service
	SERVICE TOP Co., Ltd.	100.0	Customer center management service
	Network O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment
	SK Global Healthcare Business Group Ltd.	100.0	Investment
	SKT Vietnam PTE. Ltd.	73.3	Telecommunication services
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	SKT Americas, Inc.	100.0	Information gathering and consulting
	Entrix Co., Ltd.	100.0	Cloud streaming service
	SK techx Co., Ltd.	100.0	System software development and supply
	One Store Co., Ltd.	65.5	Telecommunication services
	SK Planet Co., Ltd.	98.1	Telecommunication services
	IRIVER LIMITED	48.9	Manufacturing digital audio players and other portable media devices
Subsidiaries owned by SK Planet Co., Ltd.	M&Service Co., Ltd.	100.0	Database and internet website service
	SK Planet Japan, K. K.	100.0	Digital contents sourcing service
	SK Planet Global PTE. Ltd.	100.0	Digital contents sourcing service
	SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment
	SKP America LLC.	100.0	Digital contents sourcing service
	shopkick Management Company, Inc.	100.0	Investment
	shopkick, Inc.	100.0	Reward points-based in-store shopping application development
	Planet11 E-commerce Solutions India Pvt. Ltd.	99.0	Electronic commerce platform service
	11street (Thailand) Co., Ltd.	100.0	Electronic commerce
	Hello Nature Ltd.	100.0	Retail of agro-fisheries and livestock
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver Inc.	100.0	Marketing and sales in North America
	iriver China Co., Ltd.	100.0	Sales and manufacturing MP3 and 4
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales and Manufacturing of e-book
	groovers Japan Co., Ltd.	100.0	Digital music contents sourcing and distribution service
Subsidiaries owned by SK Telink Co., Ltd.	NSOK Co., Ltd. (formerly, Neosnetworks Co., Ltd.)(*3)	100.0	Security and maintenance services
Subsidiaries owned by SK techx Co., Ltd.	K-net Culture and Contents Venture Fund	59.0	Capital investing in startups

41

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

25.	Related Parties and Others, Continued

(1)	List of related parties, Continued

(*)	As of March 31, 2017, subsidiaries of the Company are as follows, Continued:

Company		Ownership percentage (%)(*1)	Types of business
Others(*4)	Stonebridge Cinema Fund	60.0	Capital investing in startups
	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	On November 24, 2016, the board of directors of the Company resolved to acquire all of the shares of SK Communications Co., Ltd. held by the other shareholders of SK Communications Co., Ltd. on February 7, 2017 at ~~W~~2,814 per share in cash. As of March 31, 2017, the Company wholly owns the SK Communications Co., Ltd.
(*3)	During the three-month period ended March 31, 2017, Neosnetworks Co., Ltd. changed its name to NSOK Co., Ltd.
(*4)	Others are owned together by SK techx Co., Ltd. and three other subsidiaries of the Parent Company.

As of March 31, 2017, the Company belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2017		March 31, 2016
Salaries	~~W~~	1,168	980
Defined benefits plan expenses		7	281
Share option		12	—

	~~W~~	1,187	1,261

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

42

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

25.	Related Parties and Others, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)
		For the three-month period ended March 31, 2017
Scope	Company	Operating revenue and others		Operating expenses and others	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co.,Ltd. (*1)	~~W~~	2,680	249,909	25,086
Subsidiaries	SK Broadband Co., Ltd.		27,486	145,117	88
	PS&Marketing Corporation(*3)		4,050	337,204	—
	Network O&S Co., Ltd.		758	51,988	2,519
	SK Planet Co., Ltd.		7,119	5,761	—
	SK Telink Co., Ltd.		14,473	4,485	—
	SERVICEACE Co., Ltd.		1,976	32,695	—
	SERVICE TOP Co., Ltd.		2,129	34,326	—
	SK techx Co., Ltd.		783	47,762	—
	Others		6,771	11,763	54

			65,545	671,101	2,661

Associates	F&U Credit information Co., Ltd.		406	12,238	—
	HappyNarae Co., Ltd.		—	5,589	2,252
	SK hynix Inc.(*2)		91,520	32	—
	KEB HanaCard Co., Ltd.		4,597	3,686	—
	Others		287	21,069	—

			96,810	42,614	2,252

Other	SK Engineering & Construction Co., Ltd.		618	—	—
	SK Innovation Co., Ltd.		10,677	181	—
	SK Networks Co., Ltd.		2,786	4,114	—
	SK Networks service Co., Ltd.		—	11,845	—
	SK Telesys Co., Ltd.		55	246	8,720
	SK TNS CO., LTD.		25	247	15,617
	Others		2,147	11,625	75

			16,308	28,258	24,412

		~~W~~	181,343	991,882	54,411

(*1)	Operating expenses and others include ~~W~~183,271 million of dividends declared by the Company.
(*2)	Operating revenue and others include ~~W~~87,660 million of dividend income accrued.
(*3)	Operating expenses and others include ~~W~~158,105 million paid for acquisition of installment receivables from PS&Marketing Corporation.

43

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

25.	Related Parties and Others, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2017 and 2016 are as follows, Continued:

(In millions of won)		For the three-month period ended March 31, 2016
Scope	Company	Operating revenue and others		Operating expenses and others	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co.,Ltd. (*1)	~~W~~	2,693	268,772	5,988
Subsidiaries	SK Broadband Co., Ltd.		31,084	121,045	—
	PS&Marketing Corporation(*4)		3,236	378,233	6
	Network O&S Co., Ltd.		1,354	55,423	944
	SK Planet Co., Ltd.		10,225	103,987	331
	SK Telink Co., Ltd.(*2)		17,828	5,207	—
	SERVICEACE Co., Ltd.		1,937	34,615	—
	SERVICE TOP Co., Ltd.		2,216	37,119	—
	SK techx Co., Ltd.		48	16,908	829
	Others		2,839	12,323	173

			70,767	764,860	2,283

Associates	F&U Credit information Co., Ltd.		398	12,059	—
	HappyNarae Co., Ltd.		18	1,043	399
	SK hynix Inc.(*3)		74,620	9	—
	KEB HanaCard Co., Ltd.		5,005	2,811	—
	Others		283	15,665	—

			80,324	31,587	399

Other	SK Engineering & Construction Co., Ltd.		781	435	—
	SK Innovation Co., Ltd.		1,447	183	—
	SK Networks Co., Ltd.		1,249	3,896	—
	SK Networks service Co., Ltd.		224	11,841	39
	SK Telesys Co., Ltd.		15	1,987	17,809
	SK TNS CO., LTD		17	—	—
	Others		2,737	9,297	698

			6,470	27,639	18,546

		~~W~~	160,254	1,092,858	27,216

(*1)	Operating expenses and others include ~~W~~183,271 million of dividends declared by the Company.
(*2)	Operating revenue and others include ~~W~~2,489 million of dividend income accrued.
(*3)	Operating revenue and others include ~~W~~73,050 million of dividend income accrued.
(*4)	Operating expenses and others include ~~W~~198,365 million paid for acquisition of installment receivables from PS&Marketing Corporation.

44

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

25.	Related Parties and Others, Continued

(4)	Account balances with related parties as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)		March 31, 2017
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable – other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	4,402	251,197
Subsidiaries	SK Broadband Co., Ltd.		—	15,124	34,813
	PS&Marketing Corporation		—	691	137,872
	Network O&S Co., Ltd.		—	34	21,756
	SK Planet Co., Ltd.		—	4,635	32,594
	SK Telink Co., Ltd.		—	8,651	3,172
	SERVICEACE Co., Ltd.		—	—	17,298
	SERVICE TOP Co., Ltd.		—	320	17,234
	SK techx Co., Ltd.		—	206	16,436
	One Store Co., Ltd.		—	234	24,188
	Others(*1)		—	15,564	19,423

			—	45,459	324,786

Associates	HappyNarae Co., Ltd.		—	—	2,539
	SK hynix Inc.		—	90,061	—
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,550	5,952
	Others		813	89	1,801

			22,960	130,112	10,292

Other	SK Engineering and Construction Co., Ltd.		—	215	65
	SK Networks Co., Ltd.		—	1,590	1,472
	SK Networks Services Co., Ltd.		—	—	5,619
	SK Telesys Co., Ltd.		—	34	7,318
	SK Innovation Co., Ltd.		—	1,618	252
	SK TNS CO., LTD.		—	8	17,906
	Others		—	554	7,619

			—	4,019	40,251

		~~W~~	22,960	183,992	626,526

(*1)	The convertible bonds amounting to ~~W~~8,428 million are included in accounts receivable - trade and others.
(*2)	As of March 31, 2017, the Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as allowances for doubtful accounts.

45

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

25.	Related Parties and Others, Continued

(4)	Account balances with related parties as of March 31, 2017 and December 31, 2016 are as follows, Continued:

(In millions of won)		December 31, 2016
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade and others	Accounts payable - other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	1,577	68,939
Subsidiaries	SK Broadband Co., Ltd.		—	16,219	79,399
	PS&Marketing Corporation		—	228	126,178
	Network O&S Co., Ltd.		—	93	33,998
	SK Planet Co., Ltd.		—	3,950	36,462
	SK Telink Co., Ltd.		—	12,140	2,882
	SERVICE ACE Co., Ltd.		—	—	24,425
	SERVICE TOP Co., Ltd.		—	—	26,086
	SK techx Co., Ltd.		—	4,982	23,103
	One Store Co., Ltd.		—	2,265	32,450
	Others(*1)		—	16,464	23,858

			—	56,341	408,841

Associates	HappyNarae Co., Ltd.		—	—	16,570
	SK hynix Inc.		—	4,398	92
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,619	7,657
	Others		813	4,215	1,844

			22,960	48,644	26,163

Other	SK Engineering and Construction Co., Ltd.		—	982	4,975
	SK Networks Co., Ltd.		—	1,175	1,353
	SK Networks Services Co., Ltd.		—	11	9,882
	SK Telesys Co., Ltd.		—	20	863
	SK Innovation Co., Ltd.		—	1,114	427
	SK TNS Co., Ltd.		—	—	66,751
	Others		—	1,278	19,070

			—	4,580	103,321

Total		~~W~~	22,960	111,142	607,264

(*1)	The convertible bonds amounting to ~~W~~7,359 million are included in accounts receivable - trade and others.
(*2)	As of December 31, 2016, the Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as allowances for doubtful accounts.

46

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

26.	Sale and Leaseback

For the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. These sale and leaseback transactions were accounted as operating leases.

The Company recognized lease payment of ~~W~~3,772 million and ~~W~~3,744 million, respectively, in relation to the operating lease agreements and lease revenue of ~~W~~2,530 million and ~~W~~2,385 million, respectively, in relation to sublease agreements for the three-month periods ended March 31, 2017 and 2016. Future lease payments and revenue from the operating lease agreements and sublease agreements are as follows:

(In millions of won)	Lease payments		Revenue
Less than 1 year	~~W~~	14,674	9,481
1~5 years		52,358	29,262
More than 5 years		10,486	5,487

	~~W~~	77,518	44,230

27.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Gain on foreign currency translations	~~W~~	(30)	(38)
Interest income		(20,308)	(6,379)
Dividends		(97,811)	(90,351)
Gain relating to financial assets at fair value through profit or loss		(1,069)	—
Reversal of allowance for doubtful accounts		—	(608)
Gain on disposal of long-term investment securities		(2,267)	(610)
Gain on disposal of property and equipment and intangible assets		(4,012)	(435)
Gain on valuation of derivatives		(355)	(3,221)
Gain on sale of accounts receivable - trade		(5,025)	(2,663)
Loss on foreign currency translations		1,767	798
Bad debt for accounts receivable – trade		1,245	2,565
Bad debt for accounts receivable - other		2,697	—
Loss on disposal of long-term investments securities		49	44
Other finance costs		—	816
Loss relating to financial assets at fair value through profit or loss		—	525
Depreciation and amortization		613,853	570,761
Loss on disposal of property and equipment and intangible assets		1,760	7,342
Interest expenses		61,651	59,472
Loss relating to financial liabilities at fair value through profit or loss		331	226
Retirement benefit expenses		9,446	9,022
Share option		12	—
Income tax expense		101,427	83,467
Other expenses		1,203	12,865

	~~W~~	664,564	643,598

47

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

27.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Accounts receivable – trade	~~W~~	60,787	6,684
Accounts receivable – other		176,749	(345,367)
Advance payments		3,883	249
Prepaid expenses		4,577	1,611
Inventories		7,572	(172)
Long-term accounts receivable - other		80,062	—
Long-term prepaid expenses		2,074	2,609
Guarantee deposits		2,605	905
Accounts payable – other		(347,018)	71,020
Receipts in advance		(3,387)	10,965
Withholdings		61,510	47,000
Deposits received		(2,986)	(1,363)
Accrued expenses		(99,079)	(81,638)
Unearned revenue		(231)	(6,805)
Provisions		506	(782)
Long-term provisions		(2,988)	—
Plan assets		2,521	2,622
Retirement benefit payment		(3,984)	(2,666)
Others		87	121

	~~W~~	(56,740)	(295,007)

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017	March 31, 2016
Decrease of accounts payable - other related to acquisition of property and equipment and intangible assets	(362,952)	(274,110)

48

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

28.	Commitments and Contingencies

(1) Accounts receivables from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. During the three-month period ended March 31, 2017, the Company entered into a comprehensive agreement to purchase the accounts receivables from handset sales with agents and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~451,621 million as of March 31, 2017 (~~W~~681,466 million as of December 31, 2016), which the Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(2) Legal claims and litigations

As of March 31, 2017, the Company is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

49

Exhibit 99.2

SK TELECOM CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2017 and 2016

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated statement of financial position as of March 31, 2017, the condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2017 and 2016 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 22, 2017, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2016, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 10, 2017

This report is effective as of May 10, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position

As of March 31, 2017 and December 31, 2016

(In millions of won)	Note	March 31, 2017		December 31, 2016
Assets
Current Assets:
Cash and cash equivalents	25,26	~~W~~	1,575,978	1,505,242
Short-term financial instruments	25,26,27,28		520,713	468,768
Short-term investment securities	7,25,26		160,152	107,364
Accounts receivable – trade, net	5,25,26,27		2,160,062	2,240,926
Short-term loans, net	5,25,26,27		70,000	58,979
Accounts receivable – other, net	5,25,26,27,28		989,086	1,121,444
Prepaid expenses			172,830	169,173
Inventories, net	6		248,593	259,846
Advanced payments and other	5,25,26,27		67,680	64,886

Total Current Assets			5,965,094	5,996,628

Non-Current Assets:
Long-term financial instruments	25,26,28		1,216	937
Long-term investment securities	7,25,26		767,441	828,521
Investments in associates and joint ventures	8		7,587,352	7,404,323
Property and equipment, net	9,27,28		9,928,895	10,374,212
Goodwill			1,919,502	1,932,452
Intangible assets, net	10		3,677,709	3,776,354
Long-term loans, net	5,25,26,27		61,775	65,476
Long-term accounts receivable - other	5,25,26,28		29,098	149,669
Long-term prepaid expenses			85,744	88,130
Guarantee deposits	5,25,26,27		294,428	298,964
Long-term derivative financial assets	15,25,26		50,987	214,770
Defined benefit assets	14		6,052	30,247
Deferred tax assets	23		84,492	75,111
Other non-current assets	5,25,26		58,036	61,869

Total Non-Current Assets			24,552,727	25,301,035

Total Assets		~~W~~	30,517,821	31,297,663

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position, Continued

As of March 31, 2017 and December 31, 2016

(In millions of won)	Note	March 31, 2017		December 31, 2016
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	11,25,26	~~W~~	36,081	2,614
Current installments of long-term debt, net	11,25,26		1,013,656	888,467
Current installments of long-term payables – other	12,25,26		297,940	301,773
Accounts payable - trade	25,26,27		263,477	402,445
Accounts payable - other	25,26,27		1,564,134	1,767,799
Withholdings	25,26,27		1,073,539	964,084
Accrued expenses	25,26		985,665	1,125,816
Income tax payable	23		493,760	474,931
Unearned revenue			180,272	188,403
Provisions	13		68,864	66,227
Receipts in advance			163,193	174,588
Derivative financial liabilities	15,25,26		114,958	86,950
Other current liabilities			66	2

Total Current Liabilities			6,255,605	6,444,099

Non-Current Liabilities:
Debentures, excluding current installments, net	11,25,26		6,085,677	6,338,930
Long-term borrowings, excluding current installments, net	11,25,26		197,157	139,716
Long-term payables – other	12,25,26		1,332,584	1,624,590
Long-term unearned revenue			2,244	2,389
Defined benefit liabilities	14		87,776	70,739
Long-term derivative financial liabilities	15,25,26		6,624	203
Long-term provisions	13		28,348	31,690
Deferred tax liabilities	23		560,378	479,765
Other non-current liabilities	25,26		48,917	49,112

Total Non-Current Liabilities			8,349,705	8,737,134

Total Liabilities			14,605,310	15,181,233

Shareholders’ Equity
Share capital	1,16		44,639	44,639
Capital surplus and others	16,17		191,792	199,779
Retained earnings	18		15,895,550	15,953,164
Reserves	19		(324,371)	(226,183)

Equity attributable to owners of the Parent Company			15,807,610	15,971,399
Non-controlling interests			104,901	145,031

Total Shareholders’ Equity			15,912,511	16,116,430

Total Liabilities and Shareholders’ Equity		~~W~~	30,517,821	31,297,663

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Income

For the three-month periods ended March 31, 2017 and 2016

(In millions of won except for per share data)	Note	March 31, 2017		March 31, 2016
Operating revenue:	4,27
Revenue		~~W~~	4,234,365	4,228,463
Operating expenses:	27
Labor			462,841	476,874
Commissions			1,363,336	1,323,444
Depreciation and amortization	4		761,716	715,352
Network interconnection			221,080	263,871
Leased line			87,816	102,052
Advertising			85,428	87,508
Rent			133,071	128,024
Cost of products that have been resold			402,162	426,594
Others	20		306,413	302,617

			3,823,863	3,826,336

Operating profit	4		410,502	402,127

Finance income	4,22		52,541	356,066
Finance costs	4,22		(91,314)	(79,470)
Gains related to investments in associates and joint ventures, net	4,8		379,961	74,909
Other non-operating income	4,21		8,784	31,699
Other non-operating expenses	4,21		(36,254)	(49,207)

Profit before income tax	4		724,220	736,124

Income tax expense	23		140,739	163,826

Profit for the period		~~W~~	583,481	572,298

Attributable to :
Owners of the Parent Company		~~W~~	589,134	571,847
Non-controlling interests			(5,653)	451

Earnings per share:	24
Basic and diluted earnings per share (in won)		~~W~~	8,344	8,099

See accompanying notes to the condensed consolidated interim financial statements

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

For the three-month periods ended March 31, 2017 and 2016

(In millions of won)	Note	March 31, 2017		March 31, 2016
Profit for the period		~~W~~	583,481	572,298
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	14		(11,287)	(2,611)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	19		49,205	(151,377)
Net change in other comprehensive income of investments in associates and joint ventures	8,19		(102,367)	(6,679)
Net change in unrealized fair value of derivatives	15,19		(8,770)	(11,389)
Foreign currency translations differences for foreign operations	19		(36,864)	(20,139)

Other comprehensive loss for the period, net of taxes			(110,083)	(192,195)

Total comprehensive income		~~W~~	473,398	380,103

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	479,680	379,485
Non-controlling interests			(6,282)	618

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2017 and 2016

(In millions of won)
	Controlling Interest						Non- controlling interests	Total equity
	Share capital		Capital surplus and other capital adjustments	Retained earnings	Reserves	Total
Balance, January 1, 2016	~~W~~	44,639	189,510	15,007,627	9,303	15,251,079	123,017	15,374,096
Total comprehensive income:
Profit for the period		—	—	571,847	—	571,847	451	572,298
Other comprehensive income (loss)		—	—	(2,589)	(189,773)	(192,362)	167	(192,195)

		—	—	569,258	(189,773)	379,485	618	380,103

Transactions with owners:
Cash dividends		—	—	(635,482)	—	(635,482)	(300)	(635,782)
Changes in ownership in subsidiaries		—	5,768	—	—	5,768	(8,999)	(3,231)

		—	5,768	(635,482)	—	(629,714)	(9,299)	(639,013)

Balance, March 31, 2016	~~W~~	44,639	195,278	14,941,403	(180,470)	15,000,850	114,336	15,115,186

Balance, January 1, 2017	~~W~~	44,639	199,779	15,953,164	(226,183)	15,971,399	145,031	16,116,430
Total comprehensive income:
Profit for the period		—	—	589,134	—	589,134	(5,653)	583,481
Other comprehensive loss		—	—	(11,266)	(98,188)	(109,454)	(629)	(110,083)

		—	—	577,868	(98,188)	479,680	(6,282)	473,398

Transactions with owners:
Cash dividends		—	—	(635,482)	—	(635,482)	(281)	(635,763)
Share option		—	12	—	—	12	—	12
Changes in ownership in subsidiaries		—	(7,999)	—	—	(7,999)	(33,567)	(41,566)

		—	(7,987)	(635,482)	—	(643,469)	(33,848)	(677,317)

Balance, March 31, 2017	~~W~~	44,639	191,792	15,895,550	(324,371)	15,807,610	104,901	15,912,511

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2017 and 2016

(In millions of won)	Note	March 31, 2017		March 31, 2016
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	583,481	572,298
Adjustments for income and expenses	29		642,191	629,093
Changes in assets and liabilities related to operating activities	29		(188,479)	(452,952)

Sub-total			1,037,193	748,439
Interest received			21,435	10,956
Dividends received			1,197	1
Interest paid			(55,422)	(64,212)
Income tax paid			(74,045)	(21,594)

Net cash provided by operating activities			930,358	673,590

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities			60,025	—
Collection of short-term loans			48,953	33,590
Decrease in long-term financial instruments			1	27
Proceeds from disposal of long-term investment securities			10,848	223,859
Proceeds from disposal of investments in associates and joint ventures			3,941	8,749
Proceeds from disposal of property and equipment			8,572	5,846
Proceeds from disposal of intangible assets			986	1,110
Proceeds from disposal of assets held for sale				—
Collection of long-term loans			968	270
Decrease in deposits			4,635	3,287
Proceeds from disposal of other non-current assets			185	—

Sub-total			139,114	276,738
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(51,945)	(62,551)
Increase in short-term investment securities, net			—	(65,000)
Increase in short-term loans			(55,577)	(44,551)
Increase in long-term loans			(1,532)	(1,743)
Increase in long-term financial instruments			(27)	(201)
Acquisition of long-term investment securities			(2,197)	(5,754)
Acquisition of investments in associates and joint ventures			(7)	(30,665)
Acquisition of property and equipment			(657,808)	(494,439)
Acquisition of intangible assets			(18,729)	(19,022)
Increase in deposits			(7,545)	(4,098)

Sub-total			(795,367)	(728,024)

Net cash used in investing activities		~~W~~	(656,253)	(451,286)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2017 and 2016

(In millions of won)	March 31, 2017		March 31, 2016
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net	~~W~~	33,467	—
Proceeds from issuance of debentures		149,347	338,568
Proceeds from long-term borrowings, net		70,000	—

Sub-total		252,814	338,568
Cash outflows for financing activities:
Decrease in short-term borrowings, net		—	(175,100)
Repayments of long-term account payables-other		(303,511)	(121,139)
Repayments of debentures		(100,000)	(270,000)
Repayments of long-term borrowings		(5,300)	(2,029)
Cash outflows from settlement of derivatives		—	(124)
Payments of finance lease liabilities		—	(26)
Acquisition of additional interests in subsidiaries		(41,550)	(82)

Sub-total		(450,361)	(568,500)

Net cash used in financing activities		(197,547)	(229,932)

Net increase (decrease) in cash and cash equivalents		76,558	(7,628)
Cash and cash equivalents at beginning of the period		1,505,242	768,922
Effects of exchange rate changes on cash and cash equivalents		(5,822)	(1,367)

Cash and cash equivalents at end of the period	~~W~~	1,575,978	759,927

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2017, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service, other institutional investors and other minority stockholders	50,245,708	62.23
Treasury shares	10,136,551	12.55

	80,745,711	100.00

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of March 31, 2017 and December 31, 2016 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Mar. 31, 2017	Dec. 31, 2016
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and MVNO service	85.9	85.9
	SK Communications Co., Ltd.(*2)	Korea	Internet website services	100.0	64.5
	SK Broadband Co., Ltd.	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICEACE Co., Ltd.	Korea	Customer center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Customer center management service	100.0	100.0
	Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Planet Co., Ltd.	Korea	Telecommunication service	98.1	98.1
	IRIVER LIMITED (*3)	Korea	Manufacturing digital audio players and other portable media devices.	48.9	48.9
	SK Telecom China Holdings Co., Ltd.	China	Investment	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	Entrix Co., Ltd.	Korea	Cloud streaming services	100.0	100.0
	SK techx Co., Ltd.	Korea	System software development and supply	100.0	100.0
	One Store Co., Ltd.	Korea	Telecommunication services	65.5	65.5

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of March 31, 2017 and December 31, 2016 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Mar. 31, 2017	Dec. 31, 2016
Subsidiaries owned by SK Planet Co., Ltd.	M&Service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	100.0	100.0
	SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
	SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.	USA	Investment	100.0	100.0
	shopkick, Inc.	USA	Reward points-based in-store shopping application development	100.0	100.0
	Planet11 E-commerce Solutions India Pvt. Ltd.	India	Electronic commerce platform service	99.0	99.0
	11street (Thailand) Co., Ltd.	Thailand	Electronic commerce	100.0	100.0
	Hello Nature Ltd.	Korea	Retail of agro-fisheries and livestock	100.0	100.0
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiary	100.0	100.0
	iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing e-book	100.0	100.0
	groovers JP Ltd.	Japan	Digital music contents sourcing and distribution service	100.0	100.0
Subsidiaries owned by SK Telink Co., Ltd.	NSOK Co., Ltd. (formerly, Neosnetworks Co., Ltd.)(*4)	Korea	Security and maintenance services	100.0	100.0
Subsidiaries owned by SK techx Co., Ltd.	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
Others(*5)	Stonebridge Cinema Fund	Korea	Capital investing in startups	60.0	60.0
	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	On November 24, 2016, the board of directors of the Parent Company resolved to acquire all of the shares of SK Communications Co., Ltd. held by the other shareholders of SK Communications Co., Ltd. on February 7, 2017 at ~~W~~2,814 per share in cash. As of March 31, 2017, the Parent Company wholly owns the SK Communications Co., Ltd.
(*3)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, the Group is considered to have control over IRIVER LIMITED since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed
(*4)	During the three-month period ended March 31, 2017, Neosnetworks Co., Ltd. changed its name to NSOK Co., Ltd.
(*5)	Others are owned together by SK techx Co., Ltd. and three other subsidiaries of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of significant subsidiaries as of and for the three-month period ended March 31, 2017 is as follows:

(In millions of won)
	As of March 31, 2017				For the three-month period ended March 31, 2017
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	438,201	114,759	323,442	99,333	5,969
M&Service Co., Ltd.		90,945	39,384	51,561	42,437	389
SK Communications Co., Ltd.		125,559	29,605	95,954	12,939	(2,450)
SK Broadband Co., Ltd.		3,447,627	2,295,802	1,151,825	722,916	7,493
PS&Marketing Corporation		455,770	236,137	219,633	388,421	1,701
SERVICEACE Co., Ltd.		62,323	33,445	28,878	49,128	1,538
SERVICE TOP Co., Ltd.		51,403	31,649	19,754	45,042	1,114
Network O&S Co., Ltd.		67,312	31,991	35,321	50,516	1,441
SK Planet Co., Ltd.		1,872,179	807,933	1,064,246	254,667	(42,710)
IRIVER LIMITED(*)		45,085	11,691	33,394	11,800	(4,649)
SKP America LLC.		413,232	—	413,232	—	—
SK techx Co., Ltd.		216,262	39,733	176,529	50,242	15,702
One Store Co., Ltd.		125,552	38,452	87,100	29,743	(5,350)
shopkick Management Company, Inc.		335,082	—	335,082	—	(105)
shopkick, Inc.		24,006	18,576	5,430	10,180	(7,437)

(*)	The condensed financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and Groovers JP Ltd., subsidiaries of IRIVER LIMITED.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2016 is as follows:

(In millions of won)
	As of December 31, 2016				For the year ended December 31, 2016
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	440,956	122,741	318,215	406,930	61,585
M&Service Co., Ltd.		107,768	56,596	51,172	173,816	4,958
SK Communications Co., Ltd.		128,233	31,592	96,641	58,154	(20,411)
SK Broadband Co., Ltd.		3,523,494	2,376,429	1,147,065	2,942,976	21,526
PS&Marketing Corporation		546,803	328,846	217,957	1,679,735	11,908
SERVICEACE Co., Ltd.		67,735	40,014	27,721	199,828	3,605
SERVICE TOP Co., Ltd.		59,004	39,121	19,883	186,740	3,971
Network O&S Co., Ltd.		69,774	35,798	33,976	218,917	3,755
SK Planet Co., Ltd.(*1)		1,935,663	834,151	1,101,512	1,177,323	(30,959)
IRIVER LIMITED(*2)		50,075	11,941	38,134	52,328	(9,987)
SKP America LLC.		439,209	—	439,209	—	1,226
SK techx Co., Ltd.		212,819	52,563	160,256	193,396	28,213
One Store Co., Ltd.		134,207	41,738	92,469	106,809	(22,161)
shopkick Management Company, Inc.		354,627	—	354,627	—	(85)
shopkick, Inc.		37,947	34,024	3,923	45,876	(27,149)

(*1)	The separate financial information of SK Planet Co., Ltd. includes pre-merger income and expenses of Commerce Planet Co., Ltd. prior to the merger date of February 1, 2016.
(*2)	The consolidated financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and groovers Japan Co., Ltd., subsidiaries of IRIVER LIMITED.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

1.	Reporting Entity, Continued

(4)	The financial information of significant non-controlling interests of the Group as of and for the three-month period ended March 31, 2017, and as of and for the year ended December 31, 2016 are as follows. There were no dividends paid during the three-month period ended March 31, 2017 and the year ended December 31, 2016 by subsidiaries of which non-controlling interests are significant.

(In millions of won)
	One Store Co., Ltd.
Ownership of non-controlling interests (%)		34.46

	As of March 31, 2017
Current assets	~~W~~	84,684
Non-current assets		40,868
Current liabilities		(37,442)
Non-current liabilities		(1,010)
Net assets		87,100
Carrying amount of non-controlling interests		30,015

	For the three-month period ended 2017
Revenue	~~W~~	29,743
Loss for the period		5,350
Total comprehensive loss		5,369
Loss attributable to non-controlling interests		1,844

Net cash provided by operating activities	~~W~~	7,680
Net cash provided by investing activities		4,836
Net cash used in financing activities		(5)
Net increase in cash and cash equivalents		12,511

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

1.	Reporting Entity, Continued

(4)	The information of significant non-controlling interests of the Group as of and for the three-month period ended March 31, 2017, and as of and for the year ended December 31, 2016 are as follows. There were no dividends paid during the three-month period ended March 31, 2017 and the year ended December 31, 2016 by subsidiaries of which non-controlling interests are significant, Continued.

(In millions of won)
	SK Communications Co., Ltd.		One Store Co., Ltd.
Ownership of non-controlling interests (%)		35.46	34.46

	As of December 31, 2016
Current assets	~~W~~	81,806	90,414
Non-current assets		46,427	43,793
Current liabilities		(30,098)	(40,969)
Non-current liabilities		(1,494)	(769)
Net assets		96,641	92,469
Carrying amount of non-controlling interests		34,265	31,863

	2016
Revenue	~~W~~	58,154	106,809
Loss for the year		20,411	22,161
Total comprehensive loss		20,841	22,402
Loss attributable to non-controlling interests		7,240	6,772

Net cash used in operating activities	~~W~~	(4,891)	(4,447)
Net cash provided by(used in) investing activities		3,625	(20,796)
Net cash provided by financing activities		—	51,426
Net increase(decrease) in cash and cash equivalents		(1,266)	26,183

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

2.	Basis of Preparation

(1)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting, as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2016. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2) Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executives.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements is included in Note 26.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2016. In addition, the following new standards are effective for annual periods beginning after January 1, 2017 and earlier application is permitted; however, the Group has not early adopted the following new standards in preparing these condensed consolidated interim financial statements.

(1) K-IFRS No. 1109, Financial Instruments

The Group currently plans to apply K-IFRS No.1109 in the period beginning on January 1, 2018 and to assess the financial impact on its consolidated financial statements resulting from the adoption of K-IFRS No. 1109 by December 31, 2017. The assessment results will be disclosed in its annual consolidated financial statements for the year ending December 31, 2017. As of March 31, 2017, there have been no material changes related to the Group’s plan for the adoption of K-IFRS No. 1109 which was disclosed in the Group’s consolidated financial statements as of December 31, 2016.

(2) K-IFRS No. 1115, Revenue from Contracts with Customers

The Group currently plans to apply K-IFRS No.1115 in the period beginning on January 1, 2018 and to assess the financial impact on its consolidated financial statements resulting from the adoption of K-IFRS No. 1115 by December 31, 2017. The assessment results will be disclosed in its annual consolidated financial statements for the year ending December 31, 2017. As of March 31, 2017, there have been no material changes related to the Group’s plan for the adoption of K-IFRS No. 1115 which was disclosed in the Group’s consolidated financial statements as of December 31, 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; e-commerce services, which include online commerce services; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others. From the annual period ended December 31, 2016, the Group separately reported information about the e-commerce services operating segment as a reportable segment due to the significance of its reported segment results. Information for e-commerce services segment for the three-month period ended March 31, 2016, which was previously included in “other” segment, has been recasted to separately present e-commerce services segment information.

(1)	Segment information for the three-month period ended March 31, 2017 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2017
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	3,621,063	822,248	254,667	180,598	4,878,576	(644,211)	4,234,365
Inter-segment revenue		394,921	164,778	11,667	72,845	644,211	(644,211)	—
External revenue		3,226,142	657,470	243,000	107,753	4,234,365	—	4,234,365
Depreciation and amortization		590,157	143,263	13,812	14,484	761,716	—	761,716
Operating profit (loss)		445,633	34,436	(49,971)	(19,596)	410,502	—	410,502
Finance income and costs, net								(38,773)
Gain relating to investments in associates and joint ventures, net								379,961
Other non-operating income and expense, net								(27,470)

Profit before income tax								724,220

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

4.	Operating Segments, Continued

(2)	Segment information for the three-month period ended March 31, 2016 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2016
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	3,647,613	809,012	356,602	123,739	4,936,966	(708,503)	4,228,463
Inter-segment revenue		405,490	140,965	122,512	39,536	708,503	(708,503)	—
External revenue		3,242,123	668,047	234,090	84,203	4,228,463	—	4,228,463
Depreciation and amortization		547,432	135,438	27,434	5,048	715,352	—	715,352
Operating profit (loss)		435,753	30,545	(43,168)	(21,003)	402,127	—	402,127
Finance income and costs, net								276,596
Gain relating to investments in associates and joint ventures, net								74,909
Other non-operating income and expense, net								(17,508)

Profit before income tax								736,124

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the three-month periods ended March 31, 2017 and 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	2,408,010	(247,948)	2,160,062
Short-term loans		70,617	(617)	70,000
Accounts receivable - other		1,071,627	(82,541)	989,086
Accrued income		4,489	—	4,489
Others		3,790	—	3,790

		3,558,533	(331,106)	3,227,427
Non-current assets:
Long-term loans		108,954	(47,179)	61,775
Long-term accounts receivable - other		29,098	—	29,098
Guarantee deposits		294,428	—	294,428
Long-term accounts receivable - trade		18,031	(239)	17,792

		450,511	(47,418)	403,093

	~~W~~	4,009,044	(378,524)	3,630,520

(In millions of won)	December 31, 2016
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,482,502	(241,576)	2,240,926
Short-term loans		59,526	(547)	58,979
Accounts receivable – other		1,200,421	(78,977)	1,121,444
Accrued income		2,780	—	2,780
Others		3,937	—	3,937

		3,749,166	(321,100)	3,428,066
Non-current assets:
Long-term loans		113,456	(47,980)	65,476
Long-term accounts receivable - other		149,669	—	149,669
Guarantee deposits		298,964	—	298,964
Long-term accounts receivable - trade		20,637	(252)	20,385

		582,726	(48,232)	534,494

	~~W~~	4,331,892	(369,332)	3,962,560

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

5.	Trade and Other Receivables, Continued

(2)	Changes in the allowances for doubtful accounts during the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Balance at January 1	~~W~~	369,332	344,016
Bad debt expense		9,217	7,435
Write-offs		(10,022)	(3,869)
Others		9,997	9,185

Balance at March 31	~~W~~	378,524	356,767

6.	Inventories

Details of inventories as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017				December 31, 2016
	Acquisition cost		Write- down	Carrying amount	Acquisition cost	Write- down	Carrying amount
Merchandise	~~W~~	229,231	(6,574)	222,657	232,871	(6,913)	225,958
Finished goods		1,779	(363)	1,416	1,931	(363)	1,568
Work in process		2,717	(347)	2,370	2,895	(347)	2,548
Raw materials and supplies		23,519	(1,369)	22,150	31,141	(1,369)	29,772

	~~W~~	257,246	(8,653)	248,593	268,838	(8,992)	259,846

7.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017		December 31, 2016
Beneficiary certificates	~~W~~	47,355	107,364
Marketable equity securities		112,797	—

		160,152	107,364

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

7.	Investment Securities, Continued

(2)	Details of long-term investment securities as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Equity securities:
Marketable equity securities(*)	~~W~~	478,707	526,363
Unlisted equity securities		96,043	95,300
Equity investments		185,438	200,103

		760,188	821,766

Debt securities:
Investment bonds		7,253	6,755

	~~W~~	767,441	828,521

(*)	During the three-month period ended March 31, 2016, the Group sold 3,793,756 shares of Loen Entertainment, Inc. to Kakao Corp. in exchange for 1,357,367 shares of Kakao Corp. and ~~W~~218,037 million in cash. In connection with the sale of Loen Entertainment shares, the Group recognized gain on disposal of long-term investment securities amounting to ~~W~~314,745 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

8.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)		March 31, 2017			December 31, 2016
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.(*1)	China	9.6	~~W~~	42,167	9.6	~~W~~	46,354
Korea IT Fund(*2)	Korea	63.3		255,222	63.3		263,850
KEB HanaCard Co., Ltd.(*1)	Korea	15.0		273,153	15.0		265,798
NanoEnTek, Inc.	Korea	28.5		38,607	28.5		39,514
SK Industrial Development China Co., Ltd.	Hong Kong	21.0		69,083	21.0		74,717
SK Technology Innovation Company	Cayman Islands	49.0		43,974	49.0		47,488
HappyNarae Co., Ltd.	Korea	42.5		16,855	42.5		17,236
SK hynix Inc.	Korea	20.1		6,359,705	20.1		6,132,122
SK MENA Investment B.V.	Netherlands	32.1		15,477	32.1		15,451
SKY Property Mgmt. Ltd.	Virgin Island	33.0		250,450	33.0		263,225
Xinan Tianlong Science and Technology Co., Ltd.	China	49.0		25,533	49.0		25,880
Daehan Kanggun BcN Co., Ltd. and others	—	—		110,889	—		115,181

Sub-total				7,501,115			7,306,816

Investments in joint ventures:
Dogus Planet, Inc.(*3)	Turkey	50.0		19,165	50.0		20,081
PT XL Planet Digital(*3)	Indonesia	50.0		21,742	50.0		27,512
Finnq Co. Ltd.(*4)	Korea	49.0		23,663	49.0		24,174
Celcom Planet and others	—	—		21,667	—		25,740

Sub-total				86,237			97,507

Total			~~W~~	7,587,352		~~W~~	7,404,323

(*1)	These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of board of directors even though the Group has less than 20% of equity interests.
(*2)	Classified as investment in associates and joint ventures as the Group does not have control over investees under the contractual agreement.
(*3)	The ownership interest is owned by SK Planet Co., Ltd.
(*4)	These investments were classified as investment in joint venture as the Group has joint control pursuant to the agreement with the other shareholders.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

8.	Investments in Associates and Joint Ventures, Continued

(2)	The market price of investments in listed associates as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won, except for share data)	March 31, 2017				December 31, 2016
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
NanoEnTek, Inc.	~~W~~	4,900	6,960,445	34,106	5,020	6,960,445	34,941
SK hynix Inc.		50,500	146,100,000	7,378,050	44,700	146,100,000	6,530,670

(3)	The financial information of significant associates as of and for the three-month period ended March 31, 2017 and as of and for the year ended December 31, 2016 are as follows:

(In millions of won)	SK hynix Inc.		KEB HanaCard Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
	As of March 31, 2017
Current assets	~~W~~	10,841,409	6,880,150	162,370	133,115
Non-current assets		23,478,092	234,163	424,284	269,868
Current liabilities		5,167,517	1,275,112	12,614	—
Non-current liabilities		3,983,065	4,377,563	29,555	—

	For the three-month period ended March 31, 2017
Revenue		6,289,518	370,657	14,675	—
Profit for the period		1,898,679	50,012	3,885	996
Other comprehensive income (loss)		(396,395)	(12)	7,005	—
Total comprehensive income		1,502,284	50,000	10,890	996

(In millions of won)	SK hynix Inc.		KEB HanaCard Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
	As of December 31, 2016
Current assets	~~W~~	9,838,982	6,868,387	181,469	166,349
Non-current assets		22,377,044	239,758	458,690	250,257
Current liabilities		4,160,849	1,219,327	12,423	—
Non-current liabilities		4,031,647	4,476,979	45,136	—

	For the year ended December 31, 2016
Revenue		17,197,975	1,413,077	64,894	28,839
Profit for the year		2,960,483	75,595	52,404	23,469
Other comprehensive income (loss)		28,844	(154)	(14,188)	(8,506)
Total comprehensive income		2,989,327	75,441	38,216	14,963

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

8.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the three-month period ended March 31, 2017 and as of and for the year ended December 31, 2016 are as follows:

(In millions of won)	Dogus Planet, Inc.		PT XL Planet Digital	Finnq Co. Ltd.
	As of March 31, 2017
Current assets	~~W~~	50,337	6,832	47,034
Cash and cash equivalents		36,611	2,534	46,494
Non-current assets		20,468	48,184	874
Current liabilities		32,317	10,740	501
Accounts payable, other payables and provision		1,419	3,652	—
Non-current liabilities		160	792	—

	For the three-month period ended March 31, 2017
Revenue		17,543	1,814	—
Depreciation and amortization		(1,127)	(289)	(15)
Interest income		119	46	147
Interest expense		(5)	—	—
Profit (loss) for the period		239	(7,460)	(1,046)
Total comprehensive income (loss)		239	(7,460)	(1,046)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

8.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the three-month period ended March 31, 2017 and as of and for the year ended December 31, 2016 are as follows, Continued:

(In millions of won)	Dogus Planet, Inc.		PT XL Planet Digital	Finnq Co. Ltd.
	As of December 31, 2016
Current assets	~~W~~	46,433	20,077	48,699
Cash and cash equivalents		45,839	14,985	48,408
Non-current assets		20,218	50,765	673
Current liabilities		26,417	14,513	138
Accounts payable, other payables and provision		1,971	10,306	15
Non-current liabilities		72	1,305	784

	For the year ended December 31, 2016
Revenue		53,864	9,492	—
Depreciation and amortization		(5,299)	(940)	(12)
Interest income		394	267	182
Interest expense		(2,139)	—	—
Income tax benefit		—	51	—
Loss for the year		(22,017)	(49,438)	(829)
Total comprehensive loss		(22,017)	(49,438)	(829)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

8.	Investments in Associates and Joint Ventures, Continued

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	25,162,328	20.1	5,207,083	1,152,622	6,359,705
KEB HanaCard Co., Ltd.(*1)		1,461,638	15.0	219,246	53,907	273,153
SKY Property Mgmt. Ltd.(*1)		538,670	33.0	177,761	72,689	250,450
Korea IT Fund		402,983	63.3	255,222	—	255,222

(In millions of won)	December 31, 2016
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	24,016,955	20.1	4,970,267	1,161,855	6,132,122
KEB HanaCard Co., Ltd.(*1)		1,411,839	15.0	211,776	54,022	265,798
SKY Property Mgmt. Ltd.(*1)		576,785	33.0	190,339	72,886	263,225
Korea IT Fund		416,606	63.3	263,850	—	263,850

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.
(*2)	The ownership interest is based on the number of shares owned by the Parent Company as divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest of 20.69% which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

8.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended March 31, 2017
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other decrease	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	46,354	—	(344)	(3,843)	—	42,167
Korea IT Fund		263,850	—	(9,397)	769	—	255,222
KEB HanaCard Co., Ltd.		265,798	—	7,387	(32)	—	273,153
NanoEnTek, Inc.		39,514	—	(911)	4	—	38,607
SK Industrial Development China Co., Ltd.		74,717	—	(301)	(5,333)	—	69,083
SK Technology Innovation Company		47,488	—	120	(3,634)	—	43,974
HappyNarae Co., Ltd.		17,236	—	(381)	—	—	16,855
SK hynix Inc.(*)		6,132,122	—	385,855	(70,612)	(87,660)	6,359,705
SK MENA Investment B.V.		15,451	—	25	1	—	15,477
SKY Property Mgmt. Ltd.		263,225	—	(696)	(12,079)	—	250,450
Xian Tianlong Science and Technology Co., Ltd		25,880	—	(347)	—	—	25,533
Daehan Kanggun BcN Co., Ltd. and others		115,181	(3,934)	6,572	(3,772)	(3,158)	110,889

Sub-total		7,306,816	(3,934)	387,582	(98,531)	(90,818)	7,501,115

Investments in joint ventures:
Dogus Planet, Inc.		20,081	—	120	(1,036)	—	19,165
PT XL Planet Digital		27,512	—	(3,730)	(2,040)	—	21,742
Finnq Co. Ltd.		24,174	—	(511)	—	—	23,663
Celcom Planet and others.		25,740	—	(3,500)	(573)	—	21,667

Sub-total		97,507	—	(7,621)	(3,649)	—	86,237

	~~W~~	7,404,323	(3,934)	379,961	(102,180)	(90,818)	7,587,352

(*)	Dividends declared by SK hynix Inc., are deducted from the carrying amount during the three-month period ended March 31, 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

8.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2017 and 2016 are as follows, Continued:

(In millions of won)	For the three-month period ended March 31, 2016
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other decrease	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	43,814	—	1,704	(1,379)	—	44,139
Korea IT Fund		260,456	—	(551)	—	—	259,905
KEB HanaCard Co., Ltd.		254,177	—	847	(62)	—	254,962
Candle Media Co., Ltd.		20,144	—	(223)	(88)	—	19,833
NanoEnTek, Inc.		45,008	—	(545)	(1,730)	—	42,733
SK Industrial Development China Co., Ltd.		86,324	—	(315)	(3,593)	—	82,416
SK Technology Innovation Company		45,891	—	76	(1,237)	—	44,730
HappyNarae Co., Ltd.		17,095	—	266	(42)	—	17,319
SK hynix Inc.(*)		5,624,493	—	82,223	(3,546)	(73,050)	5,630,120
SK MENA Investment B.V.		14,929	—	11	(231)	—	14,709
SKY Property Mgmt. Ltd.		251,166	—	16,017	907	—	268,090
Xian Tianlong Science and Technology Co., Ltd		25,767	—	(552)	—	—	25,215
Daehan Kanggun BcN Co., Ltd. and others		161,058	(4,826)	(6,828)	878	(1,869)	148,413

Sub-total		6,850,322	(4,826)	92,130	(10,123)	(74,919)	6,852,584

Investments in joint ventures:
Dogus Planet, Inc.		15,118	6,010	(6,936)	3,167	—	17,359
PT. Melon Indonesia		4,339	—	91	95	—	4,525
Celcom Planet		3,406	8,838	(5,251)	—	—	6,993
PT XL Planet Digital		23,108	11,895	(5,125)	—	—	29,878

Sub-total		45,971	26,743	(17,221)	3,262	—	58,755

	~~W~~	6,896,293	21,917	74,909	(6,861)	(74,919)	6,911,339

(*)	Dividends declared by SK hynix Inc., are deducted from the carrying amount during the three-month period ended March 31, 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

8.	Investments in Associates and Joint Ventures, Continued

(7)	The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of March 31, 2017 are as follows:

(In millions of won)	Unrecognized loss (profit)			Unrecognized change in equity
	For the three- month period ended March 31, 2017		Cumulative loss	For the three- month period ended March 31, 2017	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	3,398	6,688	—	—
Celcom Planet. and others		566	11,357	—	365

	~~W~~	3,964	18,045	—	365

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

9.	Property and Equipment

Changes in property and equipment for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)			For the three-month period ended March 31, 2017
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Ending balance
Land	~~W~~	835,909	310	(3,529)	908	—	—	833,598
Buildings		899,972	83	(302)	3,411	(12,780)	—	890,384
Structures		358,955	1	(70)	80	(8,693)	—	350,273
Machinery		7,036,050	78,460	(8,473)	270,090	(551,463)	—	6,824,664
Other		563,034	58,886	(1,035)	(64,492)	(35,464)	(2,014)	518,915
Construction in progress		680,292	107,982	—	(277,213)	—	—	511,061

	~~W~~	10,374,212	245,722	(13,409)	(67,216)	(608,400)	(2,014)	9,928,895

(In millions of won)	For the three-month period ended March 31, 2016
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	812,947	38	(2,565)	8,333	—	818,753
Buildings		911,129	162	(8,271)	16,575	(12,519)	907,076
Structures		344,221	109	(15)	3,688	(8,234)	339,769
Machinery		7,342,009	53,953	(1,666)	133,343	(531,709)	6,995,930
Other		473,438	49,336	(1,099)	(58,488)	(35,308)	427,879
Construction in progress		487,512	69,983	(7,571)	(117,317)	—	432,607

	~~W~~	10,371,256	173,581	(21,187)	(13,866)	(587,770)	9,922,014

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

10.	Intangible Assets

(1)	Details of the changes in intangible assets for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended March 31, 2017
	Beginning balance		Acquisition	Disposal	Transfer	Amortiza- tion	Impairment	Ending balance
Frequency usage rights	~~W~~	2,580,828	—	—	—	(100,972)	—	2,479,856
Land usage rights		20,834	605	(86)	200	(2,074)	—	19,479
Industrial rights		121,200	1,217	—	(4,002)	(1,862)	—	116,551
Development costs		4,871	822	—	—	(818)	—	4,875
Facility usage rights		41,788	234	—	9	(2,138)	—	39,893
Customer relations		6,652	99	—	—	(904)	—	5,847
Club memberships		74,039	2,262	(205)	—	—	—	76,096
Other		926,142	10,691	(1,461)	77,395	(77,475)	(180)	935,112

	~~W~~	3,776,354	15,930	(1,752)	73,600	(186,243)	(180)	3,677,709

(In millions of won)	For the three-month period ended March 31, 2016
	Beginning balance		Acquisition	Disposal	Transfer	Amortiza- tion	Impairment	Ending balance
Frequency usage rights	~~W~~	1,103,517	—	—	—	(70,132)	—	1,033,385
Land usage rights		26,576	1,492	(137)	—	(2,385)	—	25,546
Industrial rights		116,542	623	—	(337)	(1,650)	—	115,178
Development costs		7,472	181	—	—	(1,027)	—	6,626
Facility usage rights		48,019	200	—	27	(2,144)	—	46,102
Customer relations		7,175	—	—	—	(1,068)	—	6,107
Club memberships		91,507	—	(645)	—	—	—	90,862
Other		903,976	18,326	(850)	26,561	(82,859)	(188)	864,966

	~~W~~	2,304,784	20,822	(1,632)	26,251	(161,265)	(188)	2,188,772

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

10.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of March 31, 2017 are as follows:

(In millions of won)	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	172,312	Frequency usage rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		596,695	Frequency usage rights relating to LTE service	Sept. 2013	Dec. 2021
WiBro license		4,719	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,183,835	Frequency usage rights relating to LTE service	Sept. 2016	Dec. 2026
2.1GHz license		522,295	Frequency usage rights relating to W-CDMA and LTE service	Dec. 2016	Dec. 2021

	~~W~~	2,479,856

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

11.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	Lender	Annual interest rate (%)	March 31, 2017		December 31, 2016
Short-term borrowings	Shinhan Bank	2.93	~~W~~	30,000	—
	Woori Bank	3.01		6,081	2,614

			~~W~~	36,081	2,614

(2)	Long-term borrowings as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	March 31, 2017		December 31, 2016
Korea Development Bank	3.20	Mar. 31, 2020	~~W~~	30,000	—
KEB Hana Bank	3.23	Feb. 28, 2019		40,000	—
Kookmin Bank	-	Mar. 15, 2017		—	500
Kookmin Bank	1.62	Mar. 15, 2018		2,867	3,583
Korea Development Bank	2.20	Jul. 30 ,2019		32,500	35,750
Korea Development Bank	2.20	Jul. 30 ,2019		8,333	9,167
Korea Development Bank	2.32	Dec. 20, 2021		49,000	49,000
Export Kreditnamnden	1.70	Apr. 29, 2022		70,644	76,493
				(USD 63,296)	(USD 63,296)

Sub-total				233,344	174,493
Less present value discount				(1,341)	(1,586)

				232,003	172,907
Less current installments				(34,846)	(33,191)

			~~W~~	197,157	139,716

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

11.	Borrowings and Debentures, Continued

(3)	Debentures as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	March 31, 2016		December 31, 2016
Unsecured private bonds	Other fund	2018	5.00	~~W~~	200,000	200,000
Unsecured private bonds	Operating fund	2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured private bonds		2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds		2019	3.30		50,000	50,000
Unsecured private bonds		2024	3.64		150,000	150,000
Unsecured private bonds(*1)		2029	4.72		59,931	59,600
Unsecured private bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured private bonds		2021	2.66		150,000	150,000
Unsecured private bonds		2024	2.82		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured private bonds		2025	2.49		150,000	150,000
Unsecured private bonds		2030	2.61		50,000	50,000
Unsecured private bonds	Operating fund	2018	1.89		90,000	90,000
Unsecured private bonds		2025	2.66		70,000	70,000
Unsecured private bonds		2030	2.82		90,000	90,000
Unsecured private bonds	Operating and refinancing fund	2018	2.07		80,000	80,000
Unsecured private bonds		2025	2.55		100,000	100,000
Unsecured private bonds		2035	2.75		70,000	70,000
Unsecured private bonds	Operating fund	2019	1.65		70,000	70,000
Unsecured private bonds		2021	1.80		100,000	100,000
Unsecured private bonds		2026	2.08		90,000	90,000
Unsecured private bonds		2036	2.24		80,000	80,000
Unsecured private bonds		2019	1.62		50,000	50,000
Unsecured private bonds		2021	1.71		50,000	50,000
Unsecured private bonds		2026	1.97		120,000	120,000
Unsecured private bonds		2031	2.17		50,000	50,000
Unsecured private bonds(*2)		2017	4.28		—	100,000
Unsecured private bonds(*2)		2017	3.27		120,000	120,000
Unsecured private bonds(*2)		2019	3.49		210,000	210,000
Unsecured private bonds(*2)		2019	2.76		130,000	130,000
Unsecured private bonds(*2)		2018	2.23		50,000	50,000
Unsecured private bonds(*2)		2020	2.49		160,000	160,000
Unsecured private bonds(*2)		2020	2.43		140,000	140,000
Unsecured private bonds(*2)		2020	2.18		130,000	130,000
Unsecured private bonds(*2)		2019	1.58		50,000	50,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

11.	Borrowings and Debentures, Continued

(3)	Debentures as of March 31, 2017 and December 31, 2016 are as follows, Continued:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	March 31, 2016		December 31, 2016
Unsecured private bonds(*2)	Operating and	2021	1.77		120,000	120,000
Unsecured private bonds(*2)	Refinancing fund	2022	2.26		150,000	—
Unsecured private bonds(*3)	Operating fund	2017	3.48		20,000	20,000
Unsecured global bonds		2027	6.63		446,440	483,400
					(USD 400,000)	(USD 400,000)
Unsecured private Swiss bonds		2017	1.75		334,662	354,399
					(CHF 300,000)	(CHF 300,000)
Unsecured global bonds		2018	2.13		781,270	845,950
					(USD 700,000)	(USD 700,000)
Unsecured private Australian bonds		2017	4.75		256,011	261,615
					(AUD 300,000)	(AUD 300,000)
Floating rate notes(*4)		2020	3M Libor + 0.88		334,830	362,550
					(USD 300,000)	(USD 300,000)
Foreign global bonds(*2)		2018	2.88		334,830	362,550
					(USD 300,000)	(USD 300,000)

Sub-total					7,087,974	7,220,064
Less discounts on bonds					(23,487)	(25,858)

					7,064,487	7,194,206
Less current installments of bonds					(978,810)	(855,276)

				~~W~~	6,085,677	6,338,930

(*1)	The Group eliminates measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.

The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the principal amount required to repay at maturity by ~~W~~9,931 million as of March 31, 2017.

(*2)	Unsecured private bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*3)	Unsecured private bonds were issued by PS&Marketing Corporation, a subsidiary of the Parent Company.
(*4)	As of March 31, 2017, 3M LIBOR rate is 1.15%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

12.	Long-term Payables - other

(1)	Long-term payables – other as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Payables related to acquisition of frequency usage rights	~~W~~	1,311,757	1,602,943
Other(*)		20,827	21,647

	~~W~~	1,332,584	1,624,590

(*)	Other includes other long-term employee compensation liabilities.

(2)	As of March 31, 2017 and December 31, 2016, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 10):

(In millions of won)	March 31, 2017		December 31, 2016
Long-term payables - other	~~W~~	1,710,255	2,013,122
Present value discount on long-term payables – other		(100,558)	(108,406)

		1,609,697	1,904,716
Less current installments of long-term payables – other		(297,940)	(301,773)

Carrying amount at period end	~~W~~	1,311,757	1,602,943

(3)	The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of March 31, 2017 is as follows:

(In millions of won)	Amount
Less than 1 year	~~W~~	302,867
1~3 years		605,734
3~5 years		402,624
More than 5 years		399,030

	~~W~~	1,710,255

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

13.	Provisions

Changes in provisions for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended March 31, 2017							As of March 31, 2017
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	24,710	—	(2,703)	—	—	22,007	20,445	1,562
Provision for restoration		64,679	904	(279)	(259)	(18)	65,027	38,241	26,786
Emission allowance		2,788	1,230	—	—	—	4,018	4,018	—
Other provisions		5,740	566	(146)	—	—	6,160	6,160	—

	~~W~~	97,917	2,700	(3,128)	(259)	(18)	97,212	68,864	28,348

(In millions of won)	For the three-month period ended March 31, 2016							As of March 31, 2016
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	5,670	—	(781)	—	—	4,889	1,451	3,438
Provision for restoration		59,954	611	(190)	(76)	396	60,695	37,701	22,994
Emission allowance		1,477	—	—	—	—	1,477	1,477	—
Other provisions		3,104	723	(60)	—	—	3,767	3,667	100

	~~W~~	70,205	1,334	(1,031)	(76)	396	70,828	44,296	26,532

The Group has provided handset subsidy to subscribers who purchase wireless telecommunication services from the Group and recognized a provision for subsidy amounts which the Group has obligations to pay in future periods.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

14.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Present value of defined benefit obligations	~~W~~	635,893	595,667
Fair value of plan assets		(554,169)	(555,175)

Defined benefit assets(*)		(6,052)	(30,247)

Defined benefit liabilities		87,776	70,739

(*)	Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities in the statements of financial position.

(2)	Changes in defined benefit obligations for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Beginning balance	~~W~~	595,667	525,269
Current service cost		28,678	28,074
Interest cost		3,792	3,212
Remeasurement:
- Adjustment based on experience		12,223	5,134
Benefit paid		(14,507)	(9,535)
Others		10,040	689

Ending balance	~~W~~	635,893	552,843

(3)	Changes in plan assets for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2016		March 31, 2015
Beginning balance	~~W~~	555,175	426,413
Interest income		3,356	2,395
Remeasurement		(1,307)	(5,725)
Contributions		22,500	4,301
Benefit paid		(33,414)	(10,792)
Others		7,859	1,522

Ending balance	~~W~~	554,169	418,114

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

14.	Defined Benefit Liabilities (Assets), Continued

(4)	Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Current service cost	~~W~~	28,678	28,074
Net interest cost		436	817

	~~W~~	29,114	28,891

15.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of March 31, 2017 are as follows:

Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 400,000)	Foreign currency risk	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027

Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds with face value of CHF 300,000)	Foreign currency risk	Citibank and four other banks	Jun. 12, 2012 ~ Jun. 12, 2017

Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 700,000)	Foreign currency risk	Standard Chartered and eight other banks	Nov. 1, 2012~ May. 1, 2018

Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds with face value of AUD 300,000)	Foreign currency risk	BNP Paribas and two other banks	Jan. 17, 2013 ~ Nov. 17, 2017

Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds with face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020

Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 300,000)	Foreign currency risk	Korea Development Bank and others	Oct. 29, 2013 ~ Oct. 26, 2018

Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 63,296)	Foreign currency risk	Deutsche Bank	Dec. 16, 2013 ~ Apr. 29, 2022

Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 49,000)	Interest rate risk	Korea Development Bank	Dec. 20, 2016~ Dec. 20, 2021

Jan. 30, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 44,833)	Interest rate risk	Korea Development Bank	Nov. 10, 2016~ Jul. 30, 2019

Mar. 31, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 30,000)	Interest rate risk	Korea Development Bank	Mar. 31, 2017~ Mar. 31, 2020

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

15.	Derivative Instruments, Continued

(2)	As of March 31, 2017, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of foreign currencies)	Fair value
	Cash flow hedge					Held for trading
Hedging instrument	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translations (gain) loss	Others (*)		Total
Non-current assets:
Structured bond (face value of KRW 50,000)	~~W~~	—	—	—	—	7,722		7,722
Fixed-to-fixed cross currency swap (face value of USD 400,000)		(66,390)	(21,196)	(10,902)	129,806	—		31,318
Floating-to-fixed cross currency interest rate swap (face value of USD 300,000)		(5,572)	(1,779)	9,705	—	—		2,354
Fixed-to-fixed cross currency swap (face value of USD 300,000)		(6,575)	—	16,168	—	—		9,593

Total assets							~~W~~	50,987

Current liabilities:
Fixed-to-fixed cross currency swap (face value of CHF 300,000)	~~W~~	(6,320)	(2,018)	(28,800)	—	—		(37,138)
Fixed-to-fixed cross currency swap (face value of AUD 300,000)		1,023	327	(79,170)	—	—		(77,820)

Non-current liabilities:
Fixed-to-fixed cross currency swap (face value of USD 700,000)		(17,406)	(5,556)	17,694	—	—		(5,268)
Fixed-to-fixed cross currency swap (face value of USD 63,296)		(3,820)	(1,219)	3,811	—	—		(1,228)
Floating-to-fixed interest rate swap (face value of KRW 49,000)		(92)	—	—	—	—		(92)
Floating-to-fixed interest rate swap (face value of KRW 40,833)		(36)	—	—	—	—		(36)

Total liabilities							~~W~~	(121,582)

(*)	Cash flow hedge accounting has been applied to the relevant contracts from May 12, 2010. Others represent gain on valuation of currency swap recognized in profit or loss prior to May 12, 2010.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

16.	Share Capital and Capital Surplus and Others

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common stocks and the details of capital surplus and others as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won, except for share data)	March 31, 2017		December 31, 2016
Number of authorized shares		220,000,000	220,000,000
Number of issued shares		80,745,711	80,745,711
Share capital:
Common stock	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares		(2,260,626)	(2,260,626)
Hybrid bonds		398,518	398,518
Share option (Note 17)		12	—
Others (*)		(861,999)	(854,000)

	~~W~~	191,792	199,779

(*)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from entities under common control.

There were no changes in share capital for the three-month periods ended March 31, 2017 and 2016 and details of shares outstanding as of March 31, 2017 and 2016 are as follows:

(In shares)	March 31, 2017			March 31, 2016
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Issued shares	80,745,711	10,136,551	70,609,160	80,745,711	10,136,551	70,609,160

17.	Share option

(1)	At the shareholders’ meeting held on March 24, 2017, the Parent Company established a share option program that entitles key management personnel the option to purchase common shares in the Parent Company. The terms and conditions related to the grants of the share options granted under the share option program are as follows:

	1-1	1-2	1-3
Grant date	March 24, 2017
Types of shares to be issued		Registered common shares
Grant method		Reissue of treasury shares
Number of shares (in shares)	22,168	22,168	22,168
Exercise price (in won)	246,750	266,490	287,810
Contractual life of options	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

17.	Share option, Continued

(2)	Share compensation expense recognized during the three-month periods ended March 31, 2017 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
During March 31, 2017	~~W~~	12
In subsequent periods		1,379

	~~W~~	1,391

(3)	The Group used binomial option pricing model and the inputs used in the measurement of the fair value of the share options at grant date of the share-based payment plans are as follows:

	1-1	1-2	1-3
Risk-free interest rate	1.86%	1.95%	2.07%
Option life	5 years	6 years	7 years
Share price (Closing price on the preceding day in won)	262,500	262,500	262,500
Expected volatility	13.38%	13.38%	13.38%
Expected dividends	3.80%	3.80%	3.80%
Exercise price (in won)	246,750	266,490	287,810
Fair value per share (in won)	27,015	20,240	15,480

18.	Retained Earnings

Retained earnings as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for research & manpower development		—	60,001
Reserve for business expansion		10,171,138	9,871,138
Reserve for technology development		3,071,300	2,826,300

		13,242,438	12,779,759
Unappropriated		2,630,792	3,173,405

	~~W~~	15,895,550	15,953,164

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

19.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Valuation gain on available-for-sale financial assets	~~W~~	61,717	12,534
Other comprehensive loss of investments in associates		(281,476)	(169,520)
Valuation loss on derivatives		(105,188)	(96,418)
Foreign currency translation differences for foreign operations		576	36,868

	~~W~~	(324,371)	(226,183)

(2)	Changes in reserves for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended March 31, 2017
	Valuation gain on available-for- sale financial assets		Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2017	~~W~~	12,534	(179,167)	(96,418)	36,868	(226,183)
Changes, net of taxes		49,183	(102,309)	(8,770)	(36,292)	(98,188)

Balance at March 31, 2017	~~W~~	61,717	(281,476)	(105,188)	576	(324,371)

(In millions of won)	For the three-month period ended March 31, 2016
	Valuation gain (loss) on available-for-sale financial assets		Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2016	~~W~~	232,316	(169,520)	(83,200)	29,707	9,303
Changes, net of taxes		(151,557)	(6,664)	(11,389)	(20,163)	(189,773)

Balance at March 31, 2016	~~W~~	80,759	(176,184)	(94,589)	9,544	(180,470)

20.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Other Operating Expenses:
Communication	~~W~~	7,134	9,782
Utilities		73,671	70,916
Taxes and dues		3,299	9,231
Repair		75,393	68,725
Research and development		94,617	84,099
Training		6,876	6,806
Bad debt for accounts receivable - trade		6,511	8,042
Travel		5,833	5,332
Supplies and other		33,079	39,684

	~~W~~	306,413	302,617

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

21.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Other Non-operating Income:
Fees revenues	~~W~~	73	93
Gain on disposal of property and equipment and intangible assets		4,524	952
Reversal of allowance for doubtful accounts		—	607
Others		4,187	30,047

	~~W~~	8,784	31,699

Other Non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	~~W~~	2,194	188
Loss on disposal of property and equipment and intangible assets		10,127	8,271
Donations		15,191	29,609
Bad debt for accounts receivable - other		2,706	—
Others		6,036	11,139

	~~W~~	36,254	49,207

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

22.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Finance Income:
Interest income	~~W~~	25,280	12,050
Dividends		10,151	14,812
Gain on foreign currency transactions		2,286	5,750
Gain on foreign currency translations		7,175	1,855
Gain on disposal of long-term investment securities		2,269	315,715
Gain on valuation of derivatives		355	3,221
Gain on sale of accounts receivable - trade		5,025	2,663

	~~W~~	52,541	356,066

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Finance Costs:
Interest expense	~~W~~	74,420	72,392
Loss on sale of accounts receivable - trade		2,518	—
Loss on foreign currency transactions		4,363	3,438
Loss on foreign currency translations		9,633	3,330
Loss on disposal of long-term investment securities		49	84
Loss relating to financial liabilities at fair value through profit or loss		331	226

	~~W~~	91,314	79,470

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Interest income on cash equivalents and short-term financial instruments	~~W~~	5,605	4,957
Interest income on installment receivables and others		19,675	7,093

	~~W~~	25,280	12,050

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

22.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Interest expense on borrowings	~~W~~	2,452	2,368
Interest expense on debentures		55,824	61,074
Others		16,144	8,950

	~~W~~	74,420	72,392

(4)	Details of impairment losses on financial assets for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Accounts receivable – trade	~~W~~	6,511	8,042
Other receivables		2,706	1

	~~W~~	9,217	8,043

23.	Income Tax Expense

Income tax expense was calculated by considering current tax expense adjusted to changes in estimates related to prior periods, deferred tax expenses by origination and reversal of temporary differences.

24.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2017 and 2016 are calculated as follows:

(In millions of won, shares)	For the three-month period ended
	March 31, 2017		March 31, 2016
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	589,134	571,847
Weighted average number of common shares outstanding		70,609,160	70,609,160

Basic earnings per share (in won)	~~W~~	8,344	8,099

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

24.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2017 and 2016 are calculated as follows:

(In shares)	For the three-month period ended
	March 31, 2017	March 31, 2016
Issued common shares at January 1	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(10,136,551)

Weighted average number of common shares outstanding at March 31	70,609,160	70,609,160

(2)	Diluted earnings per share

For the three-month periods ended March 31, 2017 and 2016, there were no potentially dilutive shares. Therefore, diluted earnings per share for the three-month periods ended March 31, 2017 and 2016 are the same as basic earnings per share.

25.	Categories of Financial Instruments

(1)	Financial assets by category as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives designated as hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	1,575,978	—	1,575,978
Financial instruments		—	—	521,929	—	521,929
Short-term investment securities		—	160,152	—	—	160,152
Long-term investment securities		—	767,441	—	—	767,441
Accounts receivable – trade		—	—	2,177,854	—	2,177,854
Loans and other receivables(*)		—	—	1,452,666	—	1,452,666
Derivative financial assets		7,722	—	—	43,265	50,987

	~~W~~	7,722	927,593	5,728,427	43,265	6,707,007

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

25.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of March 31, 2017 and December 31, 2016 are as follows, Continued:

(In millions of won)
	December 31, 2016
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives designated as hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	1,505,242	—	1,505,242
Financial instruments		—	—	469,705	—	469,705
Short-term investment securities		—	107,364	—	—	107,364
Long-term investment securities		—	828,521	—	—	828,521
Accounts receivable – trade		—	—	2,261,311	—	2,261,311
Loans and other receivables(*)		—	—	1,701,249	—	1,701,249
Derivative financial assets		7,368	—	—	207,402	214,770

	~~W~~	7,368	935,885	5,937,507	207,402	7,088,162

(*)	Details of loans and other receivables as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017		December 31, 2016
Short-term loans	~~W~~	70,000	58,979
Accounts receivable – other		989,086	1,121,444
Accrued income		4,489	2,780
Other current assets		3,790	3,937
Long-term loans		61,775	65,476
Long-term accounts receivable-other		29,098	149,669
Guarantee deposits		294,428	298,964

	~~W~~	1,452,666	1,701,249

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

25.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives designated as hedging instrument	Total
Accounts payable – trade	~~W~~	—	263,477	—	263,477
Derivative financial liabilities		—	—	121,582	121,582
Borrowings		—	268,084	—	268,084
Debentures(*1)		59,931	7,004,556	—	7,064,487
Accounts payable - other and others (*2)		—	4,203,739	—	4,203,739

	~~W~~	59,931	11,739,856	121,582	11,921,369

(In millions of won)	December 31, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives designated as hedging instrument	Total
Accounts payable – trade	~~W~~	—	402,445	—	402,445
Derivative financial liabilities		—	—	87,153	87,153
Borrowings		—	175,521	—	175,521
Debentures(*1)		59,600	7,134,606	—	7,194,206
Accounts payable - other and others (*2)		—	4,842,734	—	4,842,734

	~~W~~	59,600	12,555,306	87,153	12,702,059

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of March 31, 2017 and December 31, 2016 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.
(*2)	Details of accounts payable – other and others as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Accounts payable – other	~~W~~	1,564,134	1,767,799
Withholdings		1,768	1,525
Accrued expenses		985,665	1,125,816
Current portion of long-term payables - other		297,940	301,773
Long-term payables – other		1,332,584	1,624,590
Other non-current liabilities		21,648	21,231

	~~W~~	4,203,739	4,842,734

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

26.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, and accounts receivable - trade and other. Financial liabilities consist of accounts payable - trade and other, borrowings, and debentures.

1) Market risk

(i) Currency risk

The Group incurs exchange position due to revenue and expenses from its foreign operations. Major foreign currencies where the currency risk occur are USD, JPY and EUR. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

Monetary assets and liabilities denominated in foreign currencies as of March 31, 2017 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign Currencies	Won translation
USD	143,452	~~W~~	160,124	1,842,333	~~W~~	2,056,230
EUR	38,779		46,249	24		28
JPY	34,098		341	570		6
AUD	—		—	299,663		255,724
CHF	—		—	299,913		334,565
Others	—		515	—		—

		~~W~~	207,229		~~W~~	2,646,553

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 15)

As of March 31, 2017, a hypothetical change in exchange rates by 10% would have increased (reduced) the Group’s income before income taxes as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	6,070	(6,070)
EUR		4,622	(4,622)
JPY		34	(34)
Others		52	(52)

	~~W~~	10,778	(10,778)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

26.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(ii) Equity price risk

The Group has listed and non-listed equity securities for its liquidity management and operating purpose. As of March 31, 2017, available-for-sale equity instruments measured at fair value amount to ~~W~~738,844 million.

(iii) Interest rate risk

The interest rate risk of the Group arises from borrowings and debentures. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows are not influenced by the changes in market interest rates.

The Group performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of March 31, 2017, the floating-rate borrowings and debentures of the Group are ~~W~~198,781 million and ~~W~~334,830 million, respectively, and the Group has entered into interest rate swap agreements, as described in Note 15, for some of floating-rate borrowings and debentures to hedge interest rate risk.

If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the three-month period ended March 31, 2017, would change by ~~W~~789 million due to the interest expense on floating-rate borrowings that are exposed to interest rate risk

2) Credit risk

The maximum credit exposure as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Cash and cash equivalents	~~W~~	1,575,818	1,505,082
Financial instruments		521,929	469,705
Available-for-sale financial assets		7,253	6,755
Accounts receivable – trade		2,177,854	2,261,311
Loans and other receivables		1,452,666	1,701,249
Derivative financial assets		50,987	214,770

	~~W~~	5,786,507	6,158,872

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations.

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

26.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2) Credit risk, Continued

The Group establishes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of March 31, 2017.

3) Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2017 are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	263,477	263,477	263,477	—	—
Borrowings(*)		268,084	284,314	77,393	200,460	6,461
Debentures(*)		7,064,487	8,256,724	1,204,021	4,301,866	2,750,837
Accounts payable - other and others		4,203,739	4,397,821	2,881,573	1,098,166	418,082

	~~W~~	11,799,787	13,202,336	4,426,464	5,600,492	3,175,380

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*) Includes interest payables.

As of March 31, 2017, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	43,265	41,427	5,513	48,037	(12,123)
Liabilities		(121,582)	(122,562)	(121,961)	(398)	(203)

	~~W~~	(78,317)	(81,135)	(116,448)	47,639	(12,326)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

26.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2016.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity both from the financial statements.

Debt-equity ratio as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Total liabilities	~~W~~	14,605,310	15,181,233
Total equity		15,912,511	16,116,430

Debt-equity ratios		91.79%	94.20%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2017 are as follows:

	March 31, 2017
(In millions of won)	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
Financial assets at fair value through profit or loss	~~W~~	7,722	—	7,722	—	7,722
Derivative financial assets		43,265	—	43,265	—	43,265
Available-for-sale financial assets		738,844	591,504	47,355	99,985	738,844

	~~W~~	789,831	591,504	98,342	99,985	789,831

Financial liabilities that are measured at fair value:
Financial liabilities at fair value through profit or loss	~~W~~	59,931	—	59,931	—	59,931
Derivative financial liabilities		121,582	—	121,582	—	121,582

	~~W~~	181,513	—	181,513	—	181,513

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	268,084	—	270,255	—	270,255
Debentures		7,004,556	—	7,448,241	—	7,448,241
Long-term payables – other		1,630,524	—	1,762,839	—	1,762,839

	~~W~~	8,903,164	—	9,481,335	—	9,481,335

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

26.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2016 are as follows:

	December 31, 2016
(In millions of won)	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	~~W~~	7,368	—	7,368	—	7,368
Derivative financial assets		207,402	—	207,402	—	207,402
Available-for-sale financial assets		741,285	526,363	107,364	107,558	741,285

	~~W~~	956,055	526,363	322,134	107,558	956,055

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	59,600	—	59,600	—	59,600
Derivative financial liabilities		87,153	—	87,153	—	87,153

	~~W~~	146,753	—	146,753	—	146,753

Financial liabilities that are not measured at fair value
Borrowings	~~W~~	175,521	—	177,600	—	177,600
Debentures		7,134,606	—	7,568,361	—	7,568,361
Long-term payables - other		1,926,363	—	2,103,788	—	2,103,788

	~~W~~	9,236,490	—	9,849,749	—	9,849,749

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ~~W~~188,749 million and ~~W~~194,600 million as of March 31, 2017 and December 31, 2016, respectively, are measured at cost in accordance with K-IFRS 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments and for which fair value cannot be reliably measured using other valuation methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

26.	Financial Risk Management, Continued

(3)	Fair value, Continued

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of March 31, 2017 are as follows:

Interest rate
Derivative instruments	1.46 ~ 2.03%
Borrowings and debentures	2.08 ~ 2.15%
Long-term payables - other	1.78 ~ 2.31%

3)	There have been no transfers between Level 2 to Level 1 for the three-month period ended March 31, 2017 and changes of financial assets classified as Level 3 for the three-month period ended March 31, 2017 are as follows:

(In millions of won)	Balance at January 1, 2017		Transfer	Other comprehensive loss	Disposal	Balance at March 31, 2017
Available-for-sale financial assets	~~W~~	107,558	3,992	(4,541)	(7,024)	99,985

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

26.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	33,702	—	33,702	(33,702)	—
Accounts receivable – trade and others		88,028	(84,203)	3,825	—	3,825

	~~W~~	121,730	(84,203)	37,527	(33,702)	3,825

Financial liabilities:
Derivatives(*)	~~W~~	88,462	—	88,462	(33,702)	54,760
Accounts payable – other and others		84,287	(84,203)	84	—	84

	~~W~~	172,749	(84,203)	88,546	(33,702)	54,844

(In millions of won)	December 31, 2016
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	87,566	—	87,566	(87,153)	413
Accounts receivable – trade and others		114,135	(103,852)	10,283	—	10,283

	~~W~~	201,701	(103,852)	97,849	(87,153)	10,696

Financial liabilities:
Derivatives(*)	~~W~~	87,153	—	87,153	(87,153)	—
Accounts payable – other and others		103,852	(103,852)	—	—	—

	~~W~~	191,005	(103,852)	87,153	(87,153)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

27.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and five other companies
Associates	SK hynix Inc. and 44 other companies
Others	The Ultimate Controlling Entity’s other subsidiaries and associates, etc.

As of March 31, 2017, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Salaries	~~W~~	1,168	980
Defined benefits plan expenses		7	281
Share option		12	—

	~~W~~	1,187	1,261

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

27.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)		For the three-month period ended March 31, 2017
Scope	Company	Operating revenue and others		Operating expenses and others	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	5,626	277,276	58,552
Associates	F&U Credit information Co., Ltd.		673	14,257	—
	HappyNarae Co., Ltd.		2,606	7,420	2,931
	SK hynix Inc.(*2)		92,550	32	—
	KEB HanaCard Co., Ltd.		4,597	3,686	—
	Others		1,241	21,386	—

			101,667	46,781	2,931

Other	SK Engineering & Construction Co., Ltd.		895	219	—
	SK Networks Co., Ltd.		4,074	244,670	—
	SK Networks Services Co., Ltd.		45	22,779	1,234
	SK Telesys Co., Ltd.		101	6,723	18,080
	SK Energy Co., Ltd.		840	134	—
	SK Innovation Co., Ltd		10,994	181	—
	SK TNS CO., LTD.		32	297	24,378
	Others		6,194	29,491	8,702

			23,175	304,494	52,394

		~~W~~	130,468	628,551	113,877

(*1)	Operating expenses and others include ~~W~~183,271 million of dividends declared by the Parent Company.
(*2)	Operating revenue and others include ~~W~~87,660 million of dividends declared by the associates which was deducted from the investment in associates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

27.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2017 and 2016 are as follows, Continued:

(In millions of won)		For the three-month period ended March 31, 2016
Scope	Company	Operating revenue and others		Operating expenses and others	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	5,548	307,977	10,696
Associates	F&U Credit information Co., Ltd.		525	13,442	—
	HappyNarae Co., Ltd.		73	2,240	564
	SK hynix Inc.(*2)		75,869	9	—
	KEB HanaCard Co., Ltd.		5,005	2,950	—
	Others		318	16,227	—

			81,790	34,868	564

Other	SK Engineering & Construction Co., Ltd.		1,059	199	—
	SK Networks Co., Ltd.		2,510	274,094	16
	SK Networks Services Co., Ltd.		282	22,508	65
	SK Telesys Co., Ltd.		65	9,338	26,385
	SK Energy Co., Ltd.		1,237	153	—
	SK Innovation Co., Ltd		1,634	183	—
	SK TNS CO., LTD.		45	7,519	14,577
	Others		6,884	15,640	1,154

			13,716	329,634	42,197

		~~W~~	101,054	672,479	53,457

(*1)	Operating expenses and others include ~~W~~183,271 million of dividends declared by the Parent Company.
(*2)	Operating revenue and others include ~~W~~73,050 million of dividends declared by the associates which was deducted from the investment in associates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

27.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)		March 31, 2017
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade and others	Accounts payable – other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	4,827	301,934
Associates	HappyNarae Co., Ltd.		—	29	4,317
	F&U Credit information Co., Ltd.		—	80	1,204
	SK hynix Inc.		—	101,053	—
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,550	5,971
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		813	903	1,471

			31,247	142,027	12,963

Other	SK Engineering & Construction Co., Ltd.		—	871	65
	SK Networks. Co., Ltd.		—	2,315	150,507
	SK Networks Services Co., Ltd.		—	1	7,105
	SK Telesys Co., Ltd.		—	34	19,123
	SK TNS CO., LTD.			10	17,978
	SK Innovation Co., Ltd.		—	1,825	272
	SK Energy Co., Ltd.		—	325	77
	Others		—	3,618	13,962

			—	8,999	209,089

		~~W~~	31,247	155,853	523,986

(*)	As of March 31, 2017, the Parent Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as allowances for doubtful accounts.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

27.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2017 and December 31, 2016 are as follows, Continued:

(In millions of won)		December 31, 2016
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable -trade and others	Accounts payable - other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	3,519	149,574
Associates	HappyNarae Co., Ltd.		—	18	21,063
	F&U Credit information Co., Ltd.		—	34	1,328
	SK hynix Inc.		—	22,379	92
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,619	7,676
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		813	4,191	945

			31,247	66,653	31,104

Other	SK Engineering & Construction Co., Ltd.		—	1,808	4,975
	SK Networks. Co., Ltd.		—	3,254	247,728
	SK Networks Services Co., Ltd.		—	13	13,913
	SK Telesys Co., Ltd.		—	20	24,918
	SK TNS Co., Ltd.		—	3	68,276
	SK Innovation Co., Ltd.		—	1,350	892
	SK Energy Co., Ltd.		—	1,213	113
	Others		—	4,552	30,218

			—	12,213	391,033

Total		~~W~~	31,247	82,385	571,711

(*)	As of December 31, 2016, the Parent Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as allowances for doubtful accounts.

(5)	M&Service Co., Ltd., a subsidiary of the Parent Company, has entered into a performance agreement with SK Energy Co., Ltd. and provided a blank note to SK Energy Co., Ltd., with regard to this transaction.

(6)	There were additional investments in associates and joint ventures during the year ended December 31, 2016 as presented in Note 8.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

28.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~6,453 million as of March 31, 2017.

SK Broadband Co., Ltd. has guaranteed for employees’ borrowings relating to employee stock ownership program and provided short-term financial instruments amounting to ~~W~~673 million as collateral as of March 31, 2017.

(2)	Legal claims and litigations

As of March 31, 2017, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivables from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. During the three-month period ended March 31, 2017, the Parent Company entered into a comprehensive agreement to purchase the accounts receivables from handset sales with agents and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~451,621 million as of March 31, 2017 (~~W~~681,466 million as of December 31, 2016), which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

29.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Interest income	~~W~~	(25,280)	(12,050)
Dividend		(10,151)	(14,812)
Gain on foreign currency translations		(7,175)	(1,855)
Gain on disposal of long-term investments securities		(2,269)	(315,715)
Gain on valuation of derivatives		(355)	(3,221)
Gain on sale of accounts receivable - trade		(5,025)	(2,663)
Gain relating to investments in associates and joint ventures, net		(379,961)	(74,909)
Gain on disposal of property, equipment and intangible assets		(4,524)	(952)
Bad debt for accounts receivable - other		2,706	(607)
Other income		(20)	(2)
Interest expenses		74,420	72,392
Loss on foreign currency translations		9,633	3,330
Loss on disposal of long-term investments securities		49	84
Loss on sale of accounts receivable - trade		2,518	—
Income tax expense		140,739	163,826
Expense related to defined benefit plan		29,114	28,891
Share option		12	—
Depreciation and amortization		794,643	749,070
Bad debt for accounts receivable - trade		6,511	8,042
Loss on disposal of property and equipment and intangible assets		10,127	8,271
Impairment loss on property and equipment and intangible assets		2,194	188
Loss related to financial liabilities at fair value through profit or loss		331	226
Loss on impairment of investment assets		2,447	6,338
Other expenses		1,507	15,221

	~~W~~	642,191	629,093

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2017 and 2016

29.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017		March 31, 2016
Accounts receivable - trade	~~W~~	61,060	6,817
Accounts receivable - other		286,134	(434,995)
Accrued income		82	(394)
Advance payments		350	(5,974)
Prepaid expenses		(833)	(1,624)
Value-Added Tax refundable		3,396	(93)
Inventories		11,513	(6,923)
Long-term accounts receivable - other		80,062	—
Guarantee deposits		7,654	2,847
Accounts payable - trade		(92,671)	28,488
Accounts payable - other		(467,796)	(41,536)
Advanced receipts		(11,573)	4,495
Withholdings		86,558	81,072
Deposits received		(220)	(4,648)
Accrued expenses		(162,111)	(78,107)
Value-Added Tax payable		19,417	16,582
Unearned revenue		(3,282)	(15,509)
Provisions		926	(119)
Long-term provisions		(2,887)	—
Plan assets		10,914	6,491
Retirement benefit payment		(14,507)	(9,535)
Others		(665)	(287)

	~~W~~	(188,479)	(452,952)

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2017	March 31, 2016
Decrease of accounts payable - other related to acquisition of property and equipment and intangible assets	(414,885)	(319,058)

67